zumiez

SHOP || INSTORE || ONLINE

Letter to the Shareholders
Notice of 2008 Annual Meeting
And Proxy Statement
2007 Annual Report on Form 10-K

Dear fellow shareholders:

Fiscal 2007 was another good year for Zumiez. Same store sales grew 9.2% on top of increases in fiscal 2006 and 2005 of 14.5% and 14.2%, respectively. Fully diluted earnings per share grew 18% in fiscal 2007 on top of increases in fiscal 2006 and fiscal 2005 of 55% and 67%, respectively. These are two key measures that we believe demonstrate the success of our long-term strategies. At Zumiez we have consistently focused on four key long-term strategies:

- Building our culture of empowerment and competition
- Growing our business to retain and attract great retailers
- Putting the best brands that support the action sports lifestyle in our stores
- Investing in teaching and learning experiences for our talented, competitive and empowered team

These long-term strategies, consistently executed, have led us to an enviable track record of same store sales gains in 27 out of 28 possible years and positive earnings in all 29 years since our founding.

As we look forward into fiscal 2008, we anticipate a tougher consumer spending environment than the last few years. We plan on responding to this environment by planning our business more conservatively and importantly, continuing our focus on our long-term strategies that we believe will lead to success for many years.

On behalf of our Board of Directors and management of Zumiez we want to thank you for your support and hope that you join us as shareholders for many years.

Tom Campion
Chairman of the Board
and Co-founder

Rick Brooks
Chief Executive Officer
and President

SHOP || INSTORE || ONLINE

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On May 28, 2008

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Zumiez Inc., (we, us, the Company) a Washington corporation. The meeting will be held on Wednesday, May 28, 2008 at 1:00 p.m. local time at our headquarters located at 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203 for the following purposes:

1. To elect two directors to hold office until our 2011 Annual Meeting of Shareholders.
2. To consider and act upon a proposal to ratify the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the annual meeting is April 11, 2008. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors
Trevor S. Lang
Chief Financial Officer and Secretary

Everett, WA
April 18, 2008

YOUR VOTE IS IMPORTANT!

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to promptly vote and submit your proxy by signing, dating, and returning the accompanying proxy card in the enclosed, prepaid, return envelope. If you decide to attend the annual meeting and you are a shareholder of record, you will be able to vote in person, even if you have previously submitted your proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 28, 2008: The Notice of Annual Meeting of Shareholders, Proxy Statement and the Annual Report to Shareholder are available on the following website at *http://ir.zumiez.com/phoenix.zhtml?c=188692&p=irol-reports.*

zumiez

SHOP || INSTORE || ONLINE

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 28, 2008

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

We sent you this proxy statement and the accompanying proxy card because the Board of Directors of Zumiez Inc. is soliciting your proxy to vote at its 2008 Annual Meeting of Shareholders. You are invited to attend the annual meeting to vote on the proposal described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the accompanying proxy card.

We intend to mail this proxy statement and the accompanying proxy card on or about April 18, 2008 to all shareholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only shareholders of record at the close of business on April 11, 2008, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 29,288,026 shares of common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If at the close of business on the record date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the accompanying proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If at the close of business on the record date, your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent.

What am I voting on?

You are being asked to vote on the election of two directors (Proposal 1) and to consider and act on a proposal to ratify the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009 (Proposal 2). When you sign and mail the proxy card, you appoint Trevor S. Lang and Richard M. Brooks as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Mr. Lang and Mr. Brooks.) This way, your shares will be voted even if you cannot attend the meeting.

How do I vote?

For the election of directors, you may either vote "For" all the nominees or you may "Withhold" your vote for any nominee you specify. For any other matter to be voted on (if any), you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the annual meeting. Alternatively, you may vote by proxy by using the accompanying proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy or voting instruction form with these proxy materials from that organization rather than from us. You can vote by using the proxy or voting information form provided by your broker, bank or other agent or, if made available, vote by telephone or the internet. To vote in person at the annual meeting, you must obtain a legal proxy from your broker, bank, or other agent. Under a legal proxy, the bank, broker, or other agent confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy. Please allow sufficient time to receive a legal proxy through the mail after your broker, bank, or other agent receives your request.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on April 11, 2008, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of both nominees for director and "For" the ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009. If any other matter is properly presented at the meeting, one of the named proxies on your proxy card as your proxy will vote your shares using his or her discretion.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy with a later date,
- You may send a written notice that you are revoking your proxy to our Secretary at 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203, or
- You may attend the annual meeting and vote in person (If you hold your shares beneficially through a broker, you must bring a legal proxy from the record holder in order to vote at the meeting).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes (if applicable). A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions and broker non-votes will not be counted towards the vote total for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the NASDAQ Stock Exchange on which your broker, bank or other agent may vote shares held in street name in the absence of your voting instructions. Brokers may exercise discretion to vote shares as to which instructions are not given with respect to the proposal regarding the election of directors. On non-discretionary items for which you do not give instructions to your broker, bank or other agent, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the nominees receiving the largest number of "For" votes (among votes properly cast in person or by proxy) will be elected as Class III directors. There is no cumulative voting for our directors. Withhold votes will have no practical effect in the election of directors because withhold votes do not represent votes "For" a nominee.

- For ratification of the selection of our independent registered public accounting firm for the fiscal year ending January 31, 2009, if the number of "For" votes exceeds the number of "Against" votes, then the selection of Moss Adams LLP will be ratified.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by shareholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Generally, abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of our fiscal year ending August 2, 2008.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company currently has 7 directors. The directors are divided into three classes so that approximately one-third of the directors are elected each year for three-year terms. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Two directors are nominees for election this year and each has consented to serve a three-year term ending in 2011. The remaining directors will continue to serve the terms set out below.

The nominees receiving the largest number of "For" votes by the shares entitled to be voted will be elected. If no contrary indication is made, shares represented by executed proxies will be voted by the named proxies "For" the election of the two nominees named below or, if any nominee becomes unavailable for election as a result of an unexpected occurrence, "For" the election of a substitute nominee designated by our Board of Directors. Each nominee has agreed to serve as a director if elected, and we have no reason to believe that any nominee will be unable to serve.

We invite and recommend all of our directors and the nominees for director to attend our annual meeting of shareholders. There was one annual meeting of shareholders during the last fiscal year.

Nominees for Election to Terms Expiring in 2011

The following is biographical information as of April 11, 2008 for each nominee for director.

Name	Age	Position
Thomas D. Campion	59	Director
David M. DeMattei	51	Director

Thomas D. Campion, 59, was one of our co-founders and has served on our Board of Directors since our inception in 1978. Mr. Campion has held various senior management positions during this time, including serving as our Chairman since June 2000. From November 1970 until August 1978, he held various management positions with JC Penney Company. Mr. Campion holds a B.A. in Political Science from Seattle University. Mr. Campion serves as the Board Chair of the Alaska Wilderness

League, a Washington, D.C. based environmental group, and the Treasurer of Conservation Northwest, a Bellingham, Washington based environmental group. He is also a trustee of the Campion Foundation, a non profit organization focused on ensuring that biologically important ecosystems in Northwestern North American are preserved.

David M. DeMattei, 51, has served on our Board of Directors since August 2006 and is currently the Group President—Williams-Sonoma, Williams-Sonoma Home, west elm at Williams Sonoma, Inc., a leading specialty retailer of home furnishings in the United States, where he has been employed since 2003. Prior to that, Mr. DeMattei was the President, North America, of Coach, Inc., a designer, producer, and marketer of fine accessories and gifts for women and men, where he was employed from 1998 until 2003. Mr. DeMattei also served as the Chief Financial Officer at Gap, Inc. between 1991 and 1993. Mr. DeMattei earned a Bachelor of Science degree in Business Administration from the University of San Francisco in 1978.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE NAMED ABOVE

Continuing Directors Whose Terms Expire in 2009

Richard M. Brooks, 48, has served as our President and Chief Executive Officer since June 2000. From August 1993 through June 2000, he served as a Vice President and our Chief Financial Officer. From November 1989 until February 1992, Mr. Brooks was with Interchecks, Inc., a subsidiary of Bowater PLC, as a finance officer. Mr. Brooks was with Deloitte, Haskins & Sells, currently known as Deloitte & Touche, from July 1982 to March 1989. Mr. Brooks holds a B.A. in Business from the University of Puget Sound. Mr. Brooks has served on the University of Puget Sound Board of Trustees from May 2002 to the present, where he has serves on its Executive Committee, Development and Alumni Relations Committee and chairs its Audit Committee.

Matthew L. Hyde, 45, Executive Vice President of merchandising and marketing, joined Recreational Equipment Inc. (REI) in 1986. He currently oversees REI's brand gear and apparel business and manages the cooperative's other brand merchandising, inventory management, social compliance, marketing, public affairs and e-commerce functions. Mr. Hyde previously led REI's online division, championing its award-winning multi-channel strategy. He currently serves on the board of the Youth Outdoors Legacy Fund, and holds a Bachelor's of Science degree from Oregon State University in Corvallis.

James M. Weber, 48, was appointed to our Board in April 2006 and is the President and CEO of Brooks Sports, a leading running shoe and apparel company, where he has been since 2001. Mr. Weber's experience also includes positions as Managing Director of U.S. Bancorp Piper Jaffray Seattle Investment Banking practice, Chairman and CEO of Sims Sports, President of O'Brien International, Vice President of The Coleman Company and various roles with the Pillsbury Company. Mr. Weber earned an M.B.A., with distinction, from the Tuck School at Dartmouth College and is a graduate of the University of Minnesota. Presently, Mr. Weber is a director at the Seattle Sports Commission and at Eastside Catholic High School.

Continuing Directors Whose Terms Expire in 2010

William M. Barnum, Jr., 54, has served on our Board of Directors since November 2002. Since 1984, Mr. Barnum has been with Brentwood where he co-founded the firm's private equity effort, and is currently its General Partner. Prior to joining Brentwood, Mr. Barnum worked at Morgan Stanley & Co. in the investment banking division, where he served as Assistant to the President and also provided investment banking advisory services. He is a graduate of Stanford University, and a graduate of Stanford Law School and Stanford Graduate School of Business. Presently, Mr. Barnum is a director of Filson Holdings, Inc., Oriental Trading Company, Inc., Quiksilver Corporation, The Teaching Company Holdings, Inc., Ariat International, Inc., ThreeSixty Asia Ltd and Zoe's Kitchen Inc.

Gerald F. Ryles, 71, has served on our Board of Directors since August 2005. Until it was acquired in September 2003, Mr. Ryles was Chairman of the Board and a major shareholder of Microserv Technology Services, a privately held Information Technology Services company. From January 1994 through January 2001, Mr. Ryles was also the Chief Executive Officer. Mr. Ryles currently serves on the board of directors on the acquiring company, Halifax Corporation. He also has over 40 years of experience in many difference industries as well as management consulting experience with McKinsey & Company. He is a graduate of the University of Washington, and earned an M.B.A. from Harvard University. He also serves on the board of directors of Giant Campus and the State of Washington's Board of Accountancy.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Upon the recommendation of the Audit Committee, the Board of Directors has reappointed Moss Adams LLP to audit our condensed consolidated financial statements for the fiscal year ending January 31, 2009. Moss Adams LLP has served as our independent registered public accounting firm since fiscal 2006. A representative from Moss Adams LLP will be at the meeting to answer any questions that may arise.

If the shareholders do not ratify the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009, our Board of Directors will evaluate what would be in the best interests of our company and our shareholders and consider whether to select a new independent registered public accounting firm for the current fiscal year or whether to wait until the completion of the audit for the current fiscal year before changing our independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF ITS SELECTION OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 31, 2009.

CORPORATE GOVERNANCE

Independence of the Board of Directors and its Committees

As required under NASDAQ Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board. Our Board of Directors consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Zumiez, our senior management and our independent auditors, our Board of Directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for our Chairman Mr. Campion, and Chief Executive Officer Mr. Brooks.

As required under applicable NASDAQ listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our Board of Directors are comprised of directors determined by the Board to be independent within the meaning of the applicable NASDAQ listing standards.

Certain Relationships and Related Transactions

The Company made charitable contributions to the Zumiez Foundation in fiscal 2007 and fiscal 2006 of approximately of $581,000 and $537,000, respectively. Our Chairman, Thomas D. Campion, is a trustee of the Zumiez Foundation.

Policy and Procedures with Respect to Related Person Transactions

The Company recognizes that Related Person Transactions (defined as transactions, arrangements or relationships in which the Company was, is or will be a participant and the amount involved exceeds $10,000, and in which any Related Person had, has or will have a direct or indirect interest) may raise questions among shareholders as to whether those transactions are consistent with the best interests of the Company and its shareholders. It is the Company's policy to enter into or ratify Related Person Transactions only when the Board of Directors, acting through the Audit Committee of the Board of Directors determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the Company and its shareholders, including but not limited to situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the Company provides products or services to Related Persons (as defined below) on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

"Related Persons" are defined as follows:

1. any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;
2. any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities;
3. any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and

4. any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Directors and executive officers are required to submit to the Audit Committee a list of immediate family members and a description of any current or proposed Related Person Transactions on an annual basis and provide updates during the year.

In its review of any Related Person Transactions, the Audit Committee shall consider all of the relevant facts and circumstances available to the Audit Committee, including (if applicable) but not limited to: the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediately family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the Audit Committee shall participate in any review, consideration or approval of any Related Person Transaction with respect to which such member or any of his or her immediate family members is the Related Person. The Audit Committee shall approve or ratify only those Related Person Transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Audit Committee determines in good faith. The Audit Committee shall convey the decision to the Chief Executive Officer or the Chief Financial Officer, who shall convey the decision to the appropriate persons within the Company.

Information Regarding the Board of Directors and its Committees

Our Board has established an Audit Committee, a Compensation Committee and Governance and Nominating Committee. The Board has adopted a written charter for each committee. The charters of these three committees are posted on the Company's website and can be accessed free of charge at *http://ir.zumiez.com* and are available in print to any shareholder who requests them. The composition of our Board committees complies with the applicable rules of the SEC and The NASDAQ Stock Market. The Board has determined that Gerald F. Ryles is an audit committee financial expert as defined in the rules of the Securities and Exchange Commission. James M. Weber replaced William M. Barnum, Jr. as a member of the Compensation Committee in April 2006.

Chairperson — Member — Audit Committee Financial Expert

	Audit Committee	Governance & Nominating Committee	Compensation Committee
James M. Weber	Member	Member	Chairperson
David M. DeMattei	Member	Member	Member
Matthew L. Hyde	Member	Chairperson	Member
Gerald F. Ryles (Audit Committee Financial Expert)	Chairperson	Member	Member

Audit Committee

Our Audit Committee has responsibility for, among other things:

- the sole authority to appoint, determine the funding for, and oversee the independent registered public accounting firm;
- assisting our Board in monitoring the integrity of our financial statements;

- discussing with our management and our independent registered public accounting firm significant financial reporting issues and judgments and any major issues as to the adequacy of our internal controls;
- reviewing our annual and quarterly financial statements prior to their filing with the SEC and prior to the release of our results of operations;
- reviewing the performance and qualifications of our independent registered public accounting firm and presenting its conclusions to our Board and approving, subject to permitted exceptions, any non-audit services proposed to be performed by the independent registered public accounting firm; and
- oversight of the performance of the Company's internal audit function.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Governance and Nominating Committee

The Governance and Nominating Committee, has the responsibility for, among other things:

- recommending persons to be selected by the Board as nominees for election as directors and as chief executive officer;
- assessing our directors' and our Board's performance;
- recommending director compensation and benefits policies; and
- considering and recommending to the Board other actions relating to corporate governance.

Compensation Committee

Our Compensation Committee has responsibility for, among other things:

- establishing the Company's philosophy, policies, and strategy relative to executive compensation, including the mix of base salary, short-term and long-term incentive compensation within the context of the stated policies and philosophy;
- reviewing corporate goals and objectives relevant to compensation of our Chief Executive Officer and other senior executives;
- determining and approving our Chief Executive Officer's compensation and making recommendations to the Board with respect to compensation of other executive employees;
- administering our incentive compensation plans and equity based plans and making recommendations to the Board with respect to those plans; and
- making recommendations to our Board with respect to the compensation of directors.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our full Board of Directors met 4 times last year, the Audit Committee met 4 times last year, the Compensation Committee met 3 times last year and the Governance and Nominating Committee met 2 times last year. The Board of Directors and the Committees acted by unanimous written consent when required during the last fiscal year. Each Board member attended 75% or more of the aggregate number of meetings of the Board, and of the committees on which he served, that were held during the period for which he was a director or committee member, respectively.

Shareholder Communications with the Board of Directors

Zumiez has a process by which shareholders may communicate directly with directors, including non-employee directors, by mailing such communication to the Board, in care of the Company's Secretary, at the Company's headquarters in Everett, Washington. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors. All such communications will be forwarded to the intended director(s) without editing or screening. If these foregoing procedures are modified, then updated procedures will be posted on the Company's corporate website.

Code of Conduct and Ethics

Our Board has adopted a code of conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers, and employees, in accordance with applicable rules and regulations of the SEC and The NASDAQ Stock Market. The code of conduct is available at *http://ir.zumiez.com*.

Director Nomination Procedures

The nominations to the Board of Directors were completed by the Governance and Nominating Committee. The Committee has established qualification requirements, composition criteria and the procedures for selecting new Directors. The Committee reviews the following considerations, among others, in its evaluation of candidates for Board of Director nomination: personal and professional ethics, training, commitment to fulfill the duties of the Board of Directors, commitment to understanding the Company's business, commitment to engage in activities in the best interest of the Company, independence, diversity, industry knowledge and contacts, financial and accounting expertise, leadership qualities, public company board of director and committee experience and other relevant experience and other relevant qualifications. A director candidate's ability to devote adequate time to the Board of Directors and committee activities is also considered.

The nominations and additions to the Board in our last fiscal year and through the date of this proxy statement were completed using procedures in accordance with the charter of the Board's Governance and Nominating Committee including the Director qualifications/criteria/skills as outlined in such charter. These procedures include:

- Initial review of potential director candidates by the Committee as submitted by the independent directors of the Board based on our established criteria for Board membership, including (without limitation): experience, skill set, diversity and the ability to act effectively on behalf of the shareholders and such other criteria as the Committee may deem relevant from time to time.
- Each director candidate was put forth for consideration as a director candidate independently by our independent directors based on their knowledge of the candidates. None of our independent directors had a relationship with any candidates which would impair his independence. Each candidate's biography was reviewed by each member of the Committee with the intention that each candidate would bring a unique perspective to benefit our shareholders and management.
- Interviews of director candidates were conducted by members of the Committee and senior management. These interviews confirmed the Committees initial conclusion that candidates met the qualifications/criteria/skills to serve as a Director of the Company.

- Reference checks were conducted if further checks were required based on the level of knowledge about the candidate by members of the Committee.
- Background checks were conducted, including criminal, credit and bankruptcy, Securities and Exchange violations and/or sanctions, work history and education.
- Independence Questionnaires were completed by candidates and then reviewed by the Company, the Committee and the Company's attorneys to ensure candidates meet the requirements to be an independent director for the Board, Audit Committee, Compensation Committee and other committee purposes. The review also ensures the candidates positions do not conflict in any material way with Zumiez business.
- Conclusion to nominate a candidate is based on all of the procedures reviewed above and the information attached. It is ensured through these procedures that the candidate appears to be well qualified to serve on the Zumiez Board of Directors, and its Committees and appears to meet the NASDAQ Stock Market and SEC requirements to be able to serve as an independent director and as a member of the audit committee and any other committee the board may assign.
- No fees were paid to any third party search firms in connection with any director nominations.

The Governance and Nominating Committee of the Board will consider qualified nominees recommended by shareholders who may submit recommendations to the Committee in care of our Chairman of the Board and Secretary at the following address:

Board of Directors
c/o Corporate Secretary
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, Washington 98203

Nominees for director who are recommended by our shareholders will be evaluated in the same manner as any other nominee for director. Shareholder recommendations for director should include the following information:

- the name and address of the shareholder recommending the person to be nominated;
- a representation that the shareholder is a holder of record of stock of the Company, including the number of shares held and the period of holding;
- a description of all arrangements or understandings between the shareholder and the recommended nominee;
- such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended; and
- the consent of the recommended nominee to serve as a director of the Company if so elected.

The Governance and Nominating Committee may require that the proposed nominee furnish the Committee with other information as it may reasonably request to assist it in determining the eligibility of the proposed nominee to serve as a director.

To submit a recommendation for director for an upcoming annual shareholder meeting, it is necessary that a proposing shareholder notify the Company and provide the information set forth above no later than 120 days prior to the corresponding date on which the Company's annual proxy statement was mailed in connection with the most recent annual meeting.

General Director Nomination Right of All Shareholders

Any shareholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of shareholders if the shareholder complies with the notice, information and consent provisions contained in Article I, Section 10 of the Company's Bylaws. Specifically, these provisions require that written notice of a shareholder's intent to make a nomination for the election of directors be received by the Secretary of the Company not fewer than 120 days and not more than 150 days prior to the anniversary date of the prior year's annual meeting of shareholders, and that such notice include:

- The name, age, residence, personal address and business address of the shareholder who intends to make the nomination and of the person(s) to be nominated;
- The principal occupation or employment, the name, type of business and address of the organization in which such employment is carried on of each proposed nominee and of the shareholder who intends to make the nomination;
- The amount of Zumiez stock beneficially owned by the shareholder who intends to make the nomination and of the person(s) to be nominated;
- A description of all arrangements or understandings between the shareholder and each nominee and any other person(s) (naming them) pursuant to which the nomination is to be made; and
- Other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors.

The Secretary will send a copy of the Company's Bylaws to any interested shareholder who requests them.

Security Ownership Of Certain Beneficial Owners and Management

The following table provides information regarding the beneficial ownership of our common stock as of April 11, 2008 by: (i) each of our directors; (ii) each of our executive officers named in the Summary Compensation Table included later in this proxy statement; (iii) all of our executive officers and directors as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal shareholders and a review of Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the shareholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on shares outstanding on April 11, 2008, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before June 10, 2008, which is 60 days after April 11, 2008. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted below, the address for each person that holds 5% or more of our common stock is c/o Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, Washington 98203.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Thomas D. Campion(1)	5,620,228	19.2%
Richard M. Brooks(2)	3,713,024	12.7%
Trevor S. Lang(3)	21,540	*
Lynn K. Kilbourne(4)	125,145	*
Ford W. Wright(5)	116,130	*
William M. Barnum Jr.(6)	27,667	*
Gerald F. Ryles(7)	16,867	*
James M. Weber(8)	10,667	*
Matthew L. Hyde(9)	10,667	*
David M. DeMattei(10)	7,334	*
All Executive Officers and Directors as a group (10 persons)	9,669,269	33.0%
T. Rowe Price Associates, Inc.(11)	3,756,800	12.8%
Franklin Resources, Inc.(12)	3,239,025	11.0%
FMR, LLC(13)	3,810,546	13.1%

* Less than one percent.

(1) Reflects shares of Common Stock held by grantor retained annuity trusts for which Thomas D. Campion is trustee. Mr. Campion is our Chairman of the Board.

(2) Mr. Brooks is our Chief Executive Officer and a Director.

(3) Consists of 21,540 shares of stock held by Mr. Lang of which 15,000 are restricted that begin vesting on June 28, 2008, 6,000 restricted shares that begin vesting on March 12, 2009 and 540 shares of stock held. Mr. Lang is our Chief Financial Officer.

(4) Consists of 96,860 vested stock options, 7,917 stock options exercisable within 60 days of April 11, 2008, 20,000 restricted shares that begin vesting on March 12, 2009 and 368 shares of stock held. Ms. Kilbourne is our Executive Vice President and General Merchandising Manager.

(5) Consist of 82,598 vested stock options, 14,300 stock options exercisable within 60 days of April 11, 2008, 4,000 shares of restricted stock that begin vesting on March 12, 2009 and 15,232 shares of stock held. Mr. Wright is our Executive Vice President of Stores.

(6) Consists of 12,000 shares of stock held by Mr. Barnum, 8,334 vested stock options, and 7,333 stock options exercisable within 60 days of April 11, 2007. Mr. Barnum is one of our directors.

(7) Consists of 1,200 shares of stock held by Mr. Ryles, 8,334 vested stock options and 7,333 shares subject to options exercisable within 60 days of April 11, 2008. Mr. Ryles is one of our directors.

(8) Consists of 3,334 vested stock options and 7,333 options exercisable within 60 days of April 13, 2007. Mr. Weber is one of our directors.

(9) Consists of 3,334 vested stock options and 7,333 options exercisable within 60 days of April 13, 2007. Mr. Hyde is one of our directors.

(10) Consists of 3,334 vested stock options and 4,000 options exercisable within 60 days of April 11, 2008. Mr. DeMattei is one of our directors.

(11) This information is based solely on a Schedule 13G dated December 31, 2007 filed by T. Rowe Price Associates, Inc. These securities are owned by various individual and institutional investors

which T. Rowe Price Associates, Inc. (Price Associates) servers as investment adviser with power to direct investments and/or sole power to vote securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(12) This information is based solely on a Schedule 13G dated January 9, 2008 filed by Franklin Resources, Inc. and certain affiliated persons. The securities reported herein (the "Securities") are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries (each, an "Investment Management Subsidiary" and, collectively, the "Investment Management Subsidiaries") of Franklin Resources, Inc. ("FRI"), including the Investment Management Subsidiaries listed in Item 7 of Schedule 13G. Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such investment management clients, unless otherwise noted in this Item 4 of Schedule 13G. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities. Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The business address of Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(13) This information is based solely on a Schedule 13G dated March 10, 2008 filed by FMR LLC. Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,810,546 shares or 13.139% of the Common Stock outstanding of Zumiez Inc ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,144,520 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended February 02, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, except that late Form 4s were filed for certain non-employee director stock option grants to Messrs. Barnum and Ryles and two late Form 4s were filed on behalf of Lynn Kilbourne for an option grant and for an option exercise and sale transaction.

EXECUTIVE OFFICERS

As of the end of fiscal 2007, the names, ages and positions of the current non-director executive officers of the Company are listed below, along with their respective business experience during the past five years. No family relationships exist among any of the directors or executive officers of the Company.

Trevor S. Lang, 37, has served as our Chief Financial Officer since June of 2007. He had served as Vice President of Finance for Carter's, Inc. since January 2003. At Carter's, Mr. Lang was responsible for the management of the corporate accounting and finance functions. From September 1999 until joining Carter's in 2003, Mr. Lang served in a progressive series of Vice President roles in the finance area at Blockbuster Inc., culminating in his role as Vice President Operations Finance where he was responsible for accounting and reporting for over 5,000 company owned and franchised stores. From 1994 until 1999, Mr. Lang worked in the audit division of Arthur Andersen reaching the level of audit manager. Mr. Lang is a 1993 graduate of Texas A&M University with a BBA, Accounting. He is also a Certified Public Accountant.

Lynn K. Kilbourne, 45, has served as our Executive Vice President and General Merchandising Manager since September 2004. From July 1991 until May 2001, she was with Banana Republic, a subsidiary of Gap, Inc., in various senior management positions. After leaving Banana Republic, Ms. Kilbourne served as an independent consultant in the retail industry until she joined us in September 2004. Ms. Kilbourne holds a B.A. in Economics and Political Science from Yale University and an M.B.A. from the Harvard University Graduate School of Business Administration.

Ford K. Wright, 40, has served as our Executive Vice President of Stores since March 2007. From May of 2000 through February 2007 he served as the Director of Store Systems. From June 1994 through April 2000 Mr. Wright has served in Store, District and Regional Management positions. Prior to June of 1994 Mr. Wright was employed with Nordstrom. Mr. Wright has over 20 years experience in the retail and wholesale clothing industry.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Zumiez foundation for competitive advantage is its culture—conceived, developed and maintained as a unique and powerful basis for engendering commitment, accountability, competitiveness and creativity among all staff. The objective of the Company's compensation discussion and analysis is to describe how, for NEO's, Zumiez links its culture to compensation philosophy and then to compensation strategy; and, to explain how the Company executed its compensation strategy during the last year. While the discussion and analysis focuses on the named executive officers, the link between culture and compensation philosophy and compensation strategy is pervasive throughout the organization from the seasonal sales person to each of the named executive officers (Named Executive Officers—or "NEO's").

The Zumiez Culture

While every organization has a culture, even if it is a culture by default, the Company believes that the Zumiez culture is unique. The Company believes it is well defined, understood widely and thoroughly among all staff, reinforced and exemplified by leaders held accountable for doing so, and integrated into the daily practices and processes throughout the business. The Company believes the Zumiez culture is a competitive advantage and is built on a set of shared values that have been in place since the inception of the business. These shared values include:

- Empowered managers—The Zumiez culture pushes decision making down to the appropriate level in the organization within the context of appropriate guidelines, controls, and procedures. This gives our managers throughout the organization the ability to impact their results creating great accountability, clear measurements and a sense of ownership throughout the organization.
- Teaching and learning—Our culture strives to integrate quality teaching and learning experiences throughout the organization. The Company does this through a comprehensive training program which primarily focuses on sales and customer service training. Our training programs have been developed internally and are almost exclusively taught by Zumiez employees to Zumiez employees. The training programs have been developed to empower our managers to make good retail decisions.
- Competition—We believe that Zumiez employees enjoy competing. Our entire system is built around creating opportunities for people to compete and to be recognized for their contributions. This is reflected in everything we do including empowering managers, building competition into almost all of our training, and in how we recognize the successes of our employees throughout the organization.
- Fairness and honesty—The Company and our employees strive to be fair and honest in all of our relationships. This includes how we work with each other, our suppliers, our landlords, and our customers.

Culture and Compensation Philosophy

The Zumiez culture and the shared values which are the foundation of the culture guide on us how we manage our business. This includes our compensation philosophy. We believe our culture itself has value to our employees. Our culture allows our employees throughout the organization to make appropriate decisions to impact their results and the Company's results. We believe the competitive person we hire and the training we provide helps us generate consistent results and that our employees' value working in this kind of environment.

The Compensation Committee (the "Committee") believes the purpose of the compensation program for our NEO's is to help attract, retain, align, motivate and reward executives capable of understanding, committing to, maintaining and enhancing the culture; and, with culture as a centerpiece of our competitive advantage, establishing and accomplishing business strategies and goals that we believe make Zumiez an attractive investment for shareholders. To do so, the Committee believes the compensation program should offer compensation opportunities that are:

- Externally competitive.
- Internally fair and consistent.
- An effective blend of guaranteed and at-risk components, where the proportion of guaranteed is less than average and of at-risk is greater than average when compared to the competitive survey data.
- For at-risk components, an effective balance between short-term and long-term mechanisms.

In structuring a competitive opportunity for each executive, the Committee evaluates and takes into account the total stock accumulated and owned by the executive as a result of equity-based award plans. The Committee believes that at-risk components should result in compensation for the executive only if justified by *performance*. For Zumiez executives, "performance" means, first of all, *doing the right things*—building the culture and achieving the financial results that clearly drive the creation of shareholder value. The compensation program must align the interests and motivations of executives with those of shareholders. Secondly, performance means *doing things right*—acting as strong, respected and acknowledged leaders of staff; and, as role models of leadership behavior in the community at-large. We believe that exemplary executive behavior supports sustainable long-term creation of shareholder value.

The Committee intends to continually explore, consider, and introduce enhanced or new compensation approaches and elements for NEO's as appropriate. There are two reasons. First, Zumiez is growing quickly as a vibrant, aggressive company that is a formidable competitor in our chosen business pursuits. Secondly, the economic, business, industry, regulatory and competitive executive compensation environments change. Therefore, the Committee believes the compensation program for NEO's must evolve to help strengthen the company's competitive business advantage in the marketplace. Recent regulatory changes, particularly FAS 123(R), provide new or enhanced opportunities to link equity-based compensation to company performance. Currently, the Committee is exploring how to take advantage of these opportunities and, for 2008, will be introducing a small tranche of performance based restricted stock in lieu of time-vested stock options as a first step in this direction.

Who is involved in compensation decisions for NEO's

The role of the Committee—The Committee oversees and governs the compensation of the NEO's. The Committee is composed of independent outside directors. The Committee determines compensation considering the Company's culture and compensation philosophy as described above for the purpose of incenting and motivating the NEO's to deliver long-term value to shareholders. The Committee's responsibilities are to:

- Establish and articulate the philosophy, rationale and strategy for compensating all NEO's.
- Approve and oversee group and individual compensation plans designed to fulfill the philosophy and strategy.
- Within the framework of the plans, develop, recommend and justify to the Board all compensation decisions and actions for the Chief Executive Officer.

- Review and approve all compensation decisions and actions for other NEO's.
- Review and approve any up-front performance measures, goals, standards, weightings and formulas that may be used to determine future conditional awards for NEO's.
- Ensure the ongoing success of our compensation program for NEO's by seeking, pursuing, evaluating and implementing improvements.

The Committee meets a minimum of twice a year and in fiscal 2007 met three times. The Committee's charter is available on-line at *http://ir.zumiez.com*.

The role of NEO's—The NEO's, and in particular the Chief Executive Officer, provide and explain information requested by the Committee and are present at Committee meetings as requested by the Committee. The NEO's are not present during deliberations or determination of their respective compensation.

On behalf of the Committee, the *Chief Executive Officer* has the following specific responsibilities:

- Develop, recommend and justify to the Committee compensation decisions and actions for NEO's other than the Chief Executive Officer.
- Develop, recommend and justify to the Committee any up-front performance measures, goals, standards, weightings and formulas that may be used to determine future conditional awards for the compensation program for NEO's.
- Report to the Committee experiences with the compensation program for NEO's and present any perceived opportunities for improvement.
- Communicate appropriate information about the Committee's actions and decisions to the other NEO's.

The role of external advisors—At the Committee's discretion, it may engage and consult with external advisors as it determines necessary to assist in the execution of its duties. External advisors have the following responsibilities:

- As requested by the Chair of the Committee, provide research, analysis and expert opinions to assist the Committee in education, deliberations and decision-making.
- Maintain independence from the management of the Company.
- Interact with members of management only with the approval of the Chair of the Committee.

All external advisors are engaged directly by the Committee and independently of the management of the Company.

The Committee engaged a compensation consultant to work with the Committee on its compensation deliberations. The Committee asked the consultant to review the alignment of the Company's culture with its compensation philosophy and provide an assessment of compensation levels and advise the Committee on compensation strategies based on a market analysis taking into account recruiting goals, and retaining and motivating talent to build shareholder value. The Committee and the Company believe the compensation consultant is independent of the Company and management.

The role of outside counsel—The Committee consults with outside legal counsel to advise on its deliberations. Outside legal counsel attends Committee meetings as deemed appropriate by the Committee and is also available in between Committee meetings to advise the Committee.

Compensation Goals and Strategy for NEO's

Simplicity and Transparency. The Committee seeks *simplicity and transparency* in the compensation program for our NEO's. Therefore, the program focuses on easily understood components of clearly determinable value—base salary, Short-Term Annual Cash Incentives, and long-term equity awards. We refer to the combination of these as "total direct compensation." The Committee does not use supplemental executive benefits and perquisites not provided to staff at-large.

Attractive Compensation Opportunities. Zumiez is a growth company. Under such circumstances, even though the Committee believes in and commits to planning for internal succession, the company must be positioned to *attract high-caliber executive talent in the external marketplace*. It must be positioned to bring in seasoned, proven individuals from its industry and beyond who can perform the full scope of their roles from time of hire. Establishing and maintaining the ability to attract talent is a top priority for compensation of NEO's. To address this priority responsibly on behalf of shareholders, the Committee works each year to:

- Establish a conservative salary range for each position to guide salary hiring offers and salary increase decisions.
- Establish a competitive total annual cash compensation opportunity for each position through annual cash incentives where payout is contingent on performance.
- Provide for opportunities to earn stock incentives in proportions so that the long-term opportunity for each NEO to earn total direct compensation (salary plus annual cash incentives plus stock incentives) is well above average should shareholders realize well above average returns.

Pay-at-Risk. The Committee is committed to *pay-at-risk*. "Pay-at-risk" means compensation that is withheld and earned only upon clear evidence that the interests of shareholders have been served. By design, the proportion of each NEO's total direct compensation which is at risk is greater than typically observed in the marketplace. Conservative salary guarantees are coupled with above-average cash and stock incentives to create a total package that is competitive.

Pay for Performance. The Committee believes pay-at-risk enables *pay for performance*. It allows (1) major portions of total direct compensation (as described above) to be withheld and (2) for ultimate rewards from such portions to be directly related to the degree to which short-term and long-term interests of shareholders have been met.

For *short-term (annual) pay-for-performance* for the NEO's as a group, the Committee has the following goals:

- Drive alignment around three company-wide measures of performance: sales results, product margin and earnings growth. The Committee believes these are the best measures because they have the largest impact on Zumiez ability to grow profitability and provide clarity to individual executives.
- Risk of zero annual Short-Term Cash Incentives payout should performance expectations not be met.
- Average awards upon achievement of earnings that, in the judgment of the Board, would be expected in light of industry, company size, company maturity, prevailing business conditions, and any need to draw upon short-term earnings to fulfill strategic goals (such as growth, market share, or innovation) that are in the best long-term interests of the shareholders.
- Performance expectations that are challenging, but achievable; that, in other words, establish true pay-at-risk.
- Up-front communication to all NEO's of performance expectations to establish clear incentive for achievement.

- Upside compensation potential for earnings growth that is beyond expectations.
- Prudent limits, or caps, on upside potential to ensure no possibility of payouts that might be judged by shareholders as unjustifiable or excessive.

For *long-term pay-for-performance*, the Committee's goal is to link ultimate compensation amounts realized by NEO's directly and exclusively to the company's long-term common stock price change. To do so, the Committee makes use of stock-based awards for all NEO's (except as noted below).

The Committee has and intends to make use of both gain-based stock awards (stock options) and full-value stock awards (restricted stock). The Committee determines on an annual basis for each NEO the total value of an award, based on a competitive range, that best reflects, in the Committee's judgment, both the individual's long-term track record of success and potential for long-term value-added future contributions. Then, the Committee selects what it believes is the best balance between stock awards that are full-value (restricted stock) and gain-based (stock options).

Gain-based awards are traditional among companies, still have widespread use and have upside potential that can be highly motivational, However, the Committee is (i) aware that gain-based awards have no downside potential akin to that of holding outright shares of stock; (ii) recognizes that the exclusive and substantial use of gain-based awards have been held up historically from time to time by the investment community as a potential contributor to misguided or unacceptable decisions on the part of executives in certain other companies; and, (iii) knows that historic accounting advantages for the use of gain-based awards no longer exist. In addition, the Committee is aware of the executive compensation trend among publicly-held companies to utilize less gain-based awards in favor of more full-value awards such as restricted stock. Therefore, the Committee is reviewing and has started to deploy full-value restricted stock awards, to help offset and balance the disadvantages of gain-based awards for achieving pay-for-performance and other compensation goals while retaining the advantages in good measure; and, to respond to emerging competitive practices.

Executive Officer Continuity. Undesirable, unanticipated or untimely departure of an executive officer is a risk to the company and its shareholders that the Committee works to avoid. The risk stems from the potentially high costs of recruiting, relocation, operational disruption, reduced morale, turnover ripple effects among staff, negative external perceptions, reduced external confidence, and lost intellectual capital. To help reduce the risk, the Committee works to create situations where there are significant personal opportunity costs for an NEO choosing to leave the company when the Board of Directors and Chief Executive Officer would prefer otherwise.

The primary method the Committee uses to encourage executive officer continuity is to grant stock awards to an NEO where the ultimate realization of value not only depends on stock price, but also on the NEO remaining with the company for many years. For any NEO to depart from the company means forfeiture of substantial amounts of unrealized compensation.

Shareholder Mentality. We believe it is in the best interests of shareholders for Zumiez leaders to feel, think, and act like shareholders, and to have a "shareholder mentality" as they go about envisioning, planning for, and executing operations. The Committee seeks to cultivate NEO's with a shareholder mentality by having NEO's receive, accumulate and maintain significant ownership positions in Zumiez.

Through stock awards granted over time, each NEO at Zumiez has had the ability to establish and maintain a position of full and outright ownership in the company. However, the Committee has not established a formal policy for NEO stock ownership requirements. At this time the Committee does not believe that such requirements would enhance shareholder mentality or any other goal of the NEO compensation program beyond the existing components of the total compensation package.

Summary of the Elements of NEO Compensation

The Committee utilizes five primary elements for compensating NEO's:

- Base Salary
- Bonus
- Non-Equity Incentive Plan Compensation ("Short-Term Annual Cash Incentives")
- Stock Option Grants
- Restricted Stock Grants

Base Salary is a pre-set fixed cash amount that is delivered regularly in equal portions through the year. Each NEO's annual Base Salary rate is reviewed from time to time and at least annually by the Committee. Outside of the CEO, the review is based on recommendations of the CEO.

Bonus may be issued from time to time in order to attract and retain key NEO's. In fiscal 2007 we paid our new Chief Financial Officer, Trevor Lang, a sign on bonus that was designed to partially compensate him for the value of the "in the money" equity he was forfeiting at his previous employer and to pay for certain closing costs on the sale of his home in Atlanta, Georgia. In the future, we may pay similar bonuses to attract key talent or reward exceptional performance. These bonuses are generally in addition to NEO's participating in Short-Term Annual Cash Incentives, and are considered in the executive's total direct compensation.

Short-Term Annual Cash Incentives are based on pre-set opportunities for cash awards to be paid after the end of the year based on performance (company and individual) for the year. Actual payouts may be between zero and twice a target amount, where the target amount is that established for each NEO by the Committee if both the annual company earnings goal and other related objectives are achieved.

Stock Option Grants are opportunities granted from time to time (usually annually or at time of hiring) to an NEO to purchase company common stock at some future time at a pre-established fixed price set at the time of grant. This price is the actual price of the stock at the time of grant. The right to exercise options in a particular grant is accumulated over a number of years, and is subject to vesting based upon continued employment with the Company.

Restricted Stock Grants are awards of common voting shares of stock that are granted from time to time (usually annually or at time of hiring) to each NEO. The right to sell the stock is accumulated over a number of years, contingent upon meeting pre-set performance conditions and/or continued employment.

The Committee views the elements of total direct compensation for NEO's as an integrated, orchestrated package to achieve all of the compensation goals described in the immediately preceding section of this discussion.

The Compensation process

Gathering information—The Committee gathers together information to help it assess compensation for the NEO's, including:

- Tally sheets—The Company uses tally sheets for each of the NEO's to summarize the significant components of compensation. At Zumiez the components of compensation generally include salary, Short-Term Annual Cash Incentives, equity incentives, 401K discretionary match and clothing discounts. The tally sheets are used to help prepare the tables that follow the compensation discussion and analysis.

- Surveys—At the Committees direction, the compensation consultant performed an analysis of compensation data from six surveys including: 2007 Apparel Industry Compensation Survey, ICR Ltd., 2007 U.S. Long-term Incentive and Equity Survey, Mercer Human Resources Consulting Inc., 2007 U.S. Retail Compensation and Benefits Survey, Mercer Human Resources Consulting Inc., 2006-2007 Northwest Executive Compensation Survey, Milliman, 2006-2007 Executive Compensation, Compdata Surveys, Regression Analysis of Compensation Survey Data, Watson Wyatt Worldwide. The consultant analyzed the survey data by considering companies of similar size, nature and scope taking into account our industry, growth rate and geographic location. The consultant examined the data for aberrations, weighted observations and applied statistical methods and modeling techniques to determine the competitive market for salary, bonus and equity incentives awards. Management did not participate in any part of the survey analysis.

- Fiscal 2007 results—The Committee has access to the Company's fiscal 2007 operating plans and budgets as approved by the board of directors in March 2007. Management updates the Committee and the board on actual performance compared to budgets and summarizes for the Committee how the Company and the NEO's performed against the performance targets.

- Fiscal 2008 operating and financial plans—The Committee also receives the Company's operating plan and budgets for fiscal 2008 as approved by the Company's board of directors. The Committee uses this information to help establish performance targets for the upcoming fiscal year.

- Audited results—The Committee reviews the final audited results to confirm that performance targets were achieved. No incentive awards are made until audited results are received by the board.

- Wealth creation schedules—The Committee requests that management prepare wealth creation schedules for each NEO showing accumulated equity (both vested and unvested), amount of vested equity awards exercised and the related pre-tax proceeds, and equity held.

- Performance of teen specialty retailers—The Committee requests that management prepare a schedule for a group of teen retailers comparing same-store sales results for the last two fiscal years and the percentage change in diluted earnings per share comparing the most recent year-end results to the previous year. The teen retailers include: Abercrombie & Fitch, Aeropostale, American Eagle, Hot Topic and Pacific Sunwear. The group was selected because they are generally considered to be leading lifestyle retailers in the teen market. All of the information for these retailers was summarized from publicly available date. The Committee compares the Company's relative performance as an additional data point understanding that all of these companies are much larger and have significantly different business models with significantly different growth profiles.

- The Committee receives a self-evaluation and confidential upward evaluations of the CEO and summary evaluations of the remaining NEO's. The Committee chair solicits the full membership of the board for feedback on the CEO's performance and prepares the CEO's annual evaluation for review by the full Committee.

- There is discretion inherent in the Committees role of establishing compensation for the NEO's. The Committee has attempted to minimize discretion by focusing on the three objective financial measures it considers to be the long-term drivers of the Company's business: same store sales, product margin, and earnings growth. These three measures are used exclusively to determine the Short-Term Annual Cash Incentives and are also key considerations in determining changes to base salaries, and long-term equity incentives. Some discretion is used by the Committee in evaluating the qualitative performance of the NEO's in determining base salaries. Some discretion is also used in the granting of long-term equity incentives to help NEO's build wealth. However, in both of these uses of discretion the committee is also governed by the overall compensation philosophy.

Analysis

Once all the data is collected, the Committee reviews the data and asks management to clarify as appropriate. The Committee then works with its compensation consultant to determine fair and competitive compensation for each of the NEO's. During its deliberations the Committee considers many factors, including:

- Focus on total compensation—Historically, the Company has compensated its NEO's with a significant amount of long-term equity incentives. This approach is consistent with Zumiez culture and its compensation philosophy. Our compensation consultant reviewed the fiscal 2007 compensation structure and compared it to the survey data previously described. For companies of similar size, scope and nature, the NEO's, other than the CEO and the Chairman, total cash compensation (base salary and Short-Term Annual Cash incentives) ranked at approximately the 50th percentile for comparable companies. When equity incentives were added in to arrive at total compensation the same NEO's compensation ranked approximately in the 90th percentile for comparable companies.

On an on-going basis the Committee currently intends to structure the compensation program to:

- Provide conservative salaries (40th percentile against survey analysis).
- Establish average (50th percentile) total cash compensation opportunities (base salary and Short-Term Annual Cash Incentives) against survey analysis. Through the annual cash incentive opportunity, a large portion of this cash compensation is non-equity incentive subject to achieving financial and operating targets.
- Long-term equity incentives that bring the total compensation opportunity to the 75th to 90th percentile when compared to survey analysis if ultimately justified by the degree to which long-term interest of shareholders, especially wealth creation, are served.

The Committee will evaluate this mix of compensation annually to reflect the maturity, complexity, and size of the business and to insure alignment with the long-term interest of shareholders.

- Wealth Accumulation—The Committee considers the accumulated wealth from previous equity incentives granted to each NEO. In the case of our Chairman and our CEO who own 19.2% and 12.7% of the Company respectively, the Committee has concluded that each executive owns a sufficient amount of equity to align them with the long-term interests of shareholders. Because of this, neither our Chairman nor our CEO has received additional equity grants the last two years. Additionally because of our conservative cash compensation structure both of these executives appear to be significantly under compensated when compared with the survey data of comparable companies.
- Internal pay equity—The Committee considers the relationship between the compensation of our CEO and the other NEO's for reasonableness. Because of our approach to compensation, the Committee believes the relatively close parity of compensation is appropriate for the CEO and the other NEO's.

Based on our compensation philosophy, and all the factors and information gathered as described above the Committee reviewed each component of compensation and made the following awards during fiscal 2007.

Base Salary

In March 2007 the Committee met and reviewed the evaluations of the NEO's and the overall performance of the Company against three objective measures: same store sales performance, product margin and earnings growth. Based upon the exceptional performance of the Company against strong performance in the prior year and the contributions of the NEO's towards achieving these results, the following base salaries for fiscal 2007 were awarded

For fiscal year 2007 each of the executive officers received the base salary set forth below.

Executive Officer	2007 Base Salary	Increase Over Prior Year
Thomas D. Campion, Chairman of the Board	$250,000	8.23%
Richard M. Brooks, President and CEO	$250,000	8.23%
Lynn K. Kilbourne, Executive Vice President & General Merchandising Manager	$250,000	10.33%
Trevor S. Lang, Chief Financial Officer	$250,000	—(1)
Ford W. Wright, Executive Vice President of Stores	$200,000	—(2)

(1) Mr. Lang joined the Company in June 2007 and this is the salary the Board of Directors approved at the time of hire.

(2) Mr. Wright was named an executive officer of the Company in March 2007.

The increases were also determined to be consistent with the Company's compensation philosophy.

Short-Term Annual Incentive Plan

In March 2007, the Committee approved the terms of the fiscal 2007 Short-Term Annual Incentive Plan. The terms of the plan include:

- The incentive awards are based on the following three objective measures: same-store sales, product margin, and earnings growth. The Committee believes these measures reflect the key economic drivers of the business.
- For each of the three measures the Committee established performance thresholds. The first threshold is generally the measures that relate to a minimum acceptable level of performance. Each succeeding threshold is designed to reward the NEO's based upon the improved performance of the business.
- The first threshold, if achieved, pays out an incentive equal to 25% of each NEO's base salary. If the second threshold is achieved the incentive pay out is equal to 50% of each NEO's base salary; the plan considers this threshold the target threshold. The thresholds above the target threshold each pay out a higher percentage of base salary culminating in the top threshold which is designed as a stretch challenge. The top performance threshold, if achieved for each of the three measures, would pay out 100% of each NEO's base salary. In the last three years, none of the NEO's have achieved all of the stretch challenge goals even though the Company has had strong operating results.
- The Committee weights each threshold for each of the NEO's based upon that individuals ability to impact the measure. For example, our Executive Vice President of Stores is more heavily weighted on the same store sales objective measure.
- Potential payouts under the plan range from zero to 100% of base salary for each NEO.
- No payouts are made until audited financial results are received and approved by the Audit Committee at our March meeting after our fiscal year has ended.

In March 2008 the Committee reviewed the Company's actual performance against the thresholds established for fiscal 2007. The following tables show the weightings for each NEO and the thresholds achieved for each measure:

Objective Measure

	Same store Sales	Diluted Earnings Per Share Growth	Product Margin
Chairman	40%	30%	30%
CEO	40%	30%	30%
CFO	40%	40%	20%
General Merchandise Manager	40%	30%	30%
Executive Vice President of Stores	50%	30%	20%

	Performance Threshold				
	1	2	3	4	5
Same Store Sales Growth	4.0%	6.0%	7.5%	9.0%(b)	13.0%
Diluted Earnings Per Share Growth(a)	30.0%	35.0%	40.0%	45.0%	50.0%
Diluted Earnings Per Share(a)	$0.95	$0.99	$1.03	$1.06	$1.10
Product Margin	Last year plus 0.00%	Last year plus 0.05%	Last year plus 0.10%	Last year plus 0.15%	Last year plus 0.25%(b)

(a) The Diluted Earnings Per Share goals were not achieved in fiscal 2007.

(b) This goal was achieved in fiscal 2007.

Based upon the actual results for fiscal 2007 each of the NEO's earned the following incentive bonus:

Executive Officer	2007 Short-Term Annual Cash Incentives
Thomas D. Campion, Chairman of the Board	$162,500
Richard M. Brooks, President and CEO	$162,500
Lynn K. Kilbourne, Executive Vice President & General Merchandising Manager	$162,500
Trevor S. Lang, Chief Financial Officer(1)	$ 80,208
Ford W. Wright, Executive Vice President of Stores	$127,500

(1) Mr. Lang's Short-Term Annual Cash Incentive was pro-rated for his partial year of service since his June 28, 2007 hiring date.

Long-Term Equity Incentives

The Committee uses long-term equity incentives as a significant component of total compensation consistent with the culture and compensation philosophy. Long-term equity incentives are designed to:

- Align the NEO's decision making with the long-term interests of shareholders
- Provide opportunities for the NEO's to build wealth over time in conjunction with our shareholders
- Reinforce a culture of ownership

Long-term equity incentive awards are determined through a combination of the Company's performance, execution of our total compensation strategy of rewarding executives, and providing a foundation for wealth building. Equity awards generally have a ten year term and typically vest twenty percent per year.

The Committee met in March 2007 and considered the performance of the Company, its overall compensation strategy and the level of equity grants to align the NEO's with shareholders. Based on the Committees deliberations the following equity incentive awards were granted:

Executive	Stock Option Grants
Richard M. Brooks, President & CEO	—
Thomas D. Campion, Chairman of the Board	—
Lynn K. Kilbourne, EVP & GMM	40,000
Ford K. Wright, EVP—Stores	31,500

The stock options have an exercise price equal to the closing price of the Company's stock on March 13, 2007.

Our Chief Financial Officer, Trevor Lang, was granted 50,000 options and 15,000 shares of restricted stock in connection with his joining the Company. The exercise price and the value of his restricted stock were determined using the closing price of the Company's stock as of the end of his first day of employment, June 28, 2007.

The Committee believes the levels of grants are appropriate, consistent with its compensation strategy and provide a meaningful alignment of the NEO's with the Company's shareholders.

Employment Agreement with President and Chief Executive Officer

The Company is party to an Executive Agreement with Richard M. Brooks, pursuant to which he serves as our President and Chief Executive Officer. The agreement has no fixed term and terminates upon the death or disability of Mr. Brooks or upon written notice from either party. Under the agreement, Mr. Brooks is eligible to be considered for an annual discretionary bonus of up to $100,000 and future stock option grants. The agreement further provides that if we terminate Mr. Brooks' employment without cause or if he terminates his employment for good reason, he will continue to receive his base salary until he accepts employment with another employer, but in no event longer than 18 months after the termination of his employment. We believe our employment agreement with Mr. Brooks provides value to Zumiez because it restricts his ability to compete against us in the case of his departure.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the Company's ability to deduct certain compensation over $1 million paid to the executive officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Committee believes that it is generally in the Company's best interests to comply with Section 162(m) and expects that most of the compensation paid to the named executives will either be under the $1 million limit, eligible for exclusion (such as stock options) under the $1 million limit, or based on qualified performance objectives. However, notwithstanding this general policy, the Committee also believes that there may be circumstances in which the Company's interests are best served by maintaining flexibility in the way compensation is provided, whether or not compensation is fully deductible under Section 162(m). Accordingly, it is possible that some compensation paid to executive officers may not be deductible to the extent that the aggregate of non-exempt compensation exceeds the $1 million level.

Accounting for Stock-Based Compensation

Effective January 29, 2006 the Company adopted the fair value method of accounting for stock-based compensation arrangements in accordance with Financial Accounting Standards Board ("FASB") Statement No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), using the modified prospective method of transition. Under the provisions of SFAS No. 123(R), the estimated fair value of share based awards granted under the Company's 2005 Equity Incentive Plan is recognized as compensation expense over the vesting period. Using the modified prospective method, compensation expense is recognized beginning with the effective date of adoption of SFAS No. 123(R) for all share based payments (i) granted after the effective date of adoption and (ii) granted prior to the effective date of adoption and after the Company's initial public offering on May 5, 2005.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. DeMattei, Hyde, Weber and Ryles currently serve as members of the Compensation Committee. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

James M. Weber
Matthew L. Hyde
Gerald F. Ryles
David M. DeMattei

Summary Compensation Table

The following table shows all 2007 compensation awarded to, earned by, or paid to our Chief Executive Officer, Chief Financial Officer, and our other most highly paid executive officers. These executive officers are referred to as "NEO's."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas D. Campion, Chairman of the Board	2006	231,000	—	—	—	209,875	7,510	448,385
	2007	250,000	—	—	—	162,500	7,480	419,980
Richard M. Brooks, President and CEO	2006	231,000	—	—	—	209,875	6,972	447,847
	2007	250,000	—	—	—	162,500	4,731	417,231
Lynn K. Kilbourne, Executive Vice President & GMM	2006	226,620	—	—	225,330	206,225	4,344	662,519
	2007	250,000	—	—	492,735	162,500	3,055	908,290
Trevor S. Lang, Chief Financial Officer(5)	2006	—	—	—	—	—	—	—
	2007	140,394	155,000	76,380	350,016	80,208	37,178	839,176
Brenda I. Morris, Former Chief Financial Officer(6)	2006	220,000	—	—	225,330	198,000	9,514	652,844
	2007	59,000	—	—	121,124	—	5,074	185,198
Ford W. Wright, Executive Vice President of Stores	2006	155,397	—	—	148,031	42,000	2,812	348,240
	2007	200,000	—	—	302,151	127,500	7,210	636,861

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of the restricted stock award granted to the NEO, in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note Two (listed under Stock-Based Compensation) and Note Six to the Notes to Consolidated Financial Statements in our 2007 Form 10-K. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the NEO. Information regarding the restricted stocks granted to the NEO during 2007 is set forth in the Grants of Plan-Based Awards Table. The Grants of Plan-Based Awards Table also sets forth the aggregate grant date fair value of the restricted stock granted during 2007 computed in accordance with FAS 123(R).

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 and 2007 fiscal years for the fair value of stock options granted to the NEO in 2006 and 2007 as well as prior fiscal years, in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note Two (listed under Stock-Based Compensation) and Note Six to the Notes to Consolidated Financial Statements in our 2007 Form 10-K. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the NEO. Information regarding the stock options granted to our NEO's during 2007 is set forth in the Grants of Plan-Based Awards Table. The Grants of Plan-Based Awards Table also sets forth the aggregate grant date fair value of the stock options granted during 2007 computed in accordance with FAS 123(R).

(3) The amounts set forth in this column were earned during fiscal 2006 and fiscal 2007 and paid in early fiscal 2007 and fiscal 2008, respectively, to each of the NEO's under our executive Short-Term Annual Incentive Plan. For additional information on the determination of the amounts related to Non-Equity Incentive Plan Compensation, see the discussion above in the Compensation Discussion and Analysis entitled, "Short-Term Annual Incentive Plan." Mr. Campion elected to have his fiscal 2006 Short Term Annual Cash Incentive paid to the Zumiez Foundation.

(4) All Other Compensation includes the amount of Company 401K employee match contributions and merchandise discounts. The Company offers employee discounts as follows: 25% discount for all sales staff and hourly employees and a 35% discount for assistant managers and hourly supervisors and leads. Managers and home office staff receive 40% on footwear and hard goods and 50% off all other products. Discounts are taken based on original retail price. All Other Compensation also includes the total discount the NEO's received on their purchases during the fiscal year ended February 2, 2008. Also paid in fiscal 2007 and included in Other Compensation is $36,566 in relocation expenses for travel, moving and living expenses for our Chief Financial Officer.

(5) Mr. Lang joined us as Chief Financial Officer on June 28, 2007. As part of the recruiting process we agreed to pay Mr. Lang a sign-on bonus of $155,000, which was designed to partially compensate him for the value of the "in the money" equity he was forfeiting at his previous employer and to pay for certain closing costs on the sale of his home in Atlanta, Georgia. Zumiez also paid $36,566 in moving costs associated with Mr. Lang's move from Georgia to Washington. The moving costs are included in all other compensation along with clothing discounts.

(6) Mrs. Morris resigned as Chief Financial Officer in April 2007.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEO's in fiscal 2007. In the columns described as Estimated Future Payouts Under Non-Equity Incentive Plan Awards, this table quantifies potential awards under the executive Short-Term Annual Incentive Plan discussed previously. For additional information about the non-equity incentives and option awards, see the description of incentive compensation in the Compensation Discussion and Analysis section. Brenda Morris resigned as Chief Financial Officer in April 2007 and no awards were made to Ms. Morris for fiscal 2007; accordingly Ms. Morris has been omitted from the table below.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units(2)	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**				
Thomas D. Campion, Chairman of the Board	3/13/2007	62,500	125,000	250,000	—	—	—	—
Richard M. Brooks, President and CEO	3/13/2007	62,500	125,000	250,000	—	—	—	—
Lynn K. Kilbourne, Executive Vice President and GMM	3/13/2007	62,500	125,000	250,000		40,000	$35.85	808,552
Trevor S. Lang, CFO	6/28/2007	35,099	70,197	140,394	15,000	50,000	$38.19	1,704,270
Ford W. Wright, Executive Vice President of Stores	3/13/2007	50,000	100,000	200,000		31,500	$35.85	636,735

(1) These columns show what the potential payout for each NEO was under the executive Short-Term Annual Incentive Plan for fiscal year 2007 if the threshold, target, or maximum goals were satisfied for all performance measures. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Short-Term Annual Incentive Plan." Mr. Lang's non-equity incentive compensation was pro-rated based on his hire date, June 28, 2007.

(2) This column shows the number of shares of restricted stock granted in fiscal year 2007 to the NEO. The restricted stock vest twenty percent after the completion of one year of service and 1/48th of the remaining restricted stock vest each month thereafter. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Long-Term Equity Incentives."

(3) This column shows the number of stock options granted in fiscal year 2007 to the NEO's. These stock options vest over a 5-year period in equal annual installments, with the exception of Mr. Lang's which vest twenty percent after the completion of one year of service and 1/48th of the remaining option vest each month thereafter. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Long-Term Equity Incentives."

(4) This column shows the exercise price for the stock options granted, which was the closing price of the Company's stock on the grant date indicated.

(5) This column shows the full grant date fair value of stock option grants and restricted stock grants under FAS 123(R). Generally the full grant date fair value is the amount that the Company would expense in its financial statements over the stock option and restricted stock awards vesting schedule, excluding the impact of estimated forfeitures. For additional information, refer to Note Two (listed under Stock-Based Compensation) and Note Six to the Notes to Consolidated Financial Statements in our 2007 Form 10-K.

These amounts reflect the Company's accounting expense for these stock option awards, and do not correspond to the actual value that will be recognized by the NEO.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock option awards and restricted stock awards to the NEO's as of February 2, 2008. This table includes unexercised and unvested stock option and restricted stock awards. The vesting schedule for each grant of stock options and restricted stock awards is shown in the footnotes to this table.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Options Exercise Price ($)	Option Expiraton Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Thomas D. Campion, ... Chairman of the Board	—	—	—	—			
Richard M. Brooks, ... President and CEO	—	—	—	—			
Lynn K. Kilbourne, ... Executive Vice President & GMM	65,444(1)	92,327	—	3.87	07/31/2014		
	14,666(2)	25,334	—	27.31	03/09/2016		
	—	40,000(4)	—	35.85	03/13/2017		
Trevor S. Lang, ... CFO	—	50,000(5)	—	38.19	06/28/2017	15,000(6)	300,600
Brenda I. Morris, ... former CFO	—	—	—	—			
Ford W. Wright, ... Executive Vice President of Stores	77,598(3)	—	—	1.09	06/01/2009		
	—	35,000	—	27.31	03/09/2016		
	5,000(4)	31,500(4)	—	35.85	03/13/2017		

(1) Twenty percent of the options vest on the one-year anniversary of the grant date and 1/48th of the remaining options vest each month thereafter. The grant date was 9/09/2004.

(2) Twenty percent of the options vest on the one-year anniversary of the grant date and 1/48th of the remaining options vest each month thereafter. The grant date was 3/09/2006

(3) Options subject to this grant vest over an eight-year period in equal annual installments. The grant date was 6/01/1999.

(4) Options subject to these grants vest over a five-year period in equal annual installments. The grant date was 3/13/2007.

(5) Twenty percent of these options vest on the one-year anniversary of the grant date and 1/48th of the remaining options vest each month thereafter. The grant date was 6/28/2007.

(6) Twenty percent of the restricted stock grant vest after one year of service and 1/48th of the remaining restricted stock grant vest each month thereafter.

Option Exercises and Stock Vested

The following table provides information for the NEO's on stock option exercises during fiscal year 2007, including the number of shares acquired upon exercise and the value released before payment of any applicable withholding tax and broker commissions.

Name	Number of Shares Acquired on Exercise (#)	Valued Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Lynn K. Kilbourne, Executive Vice President and GMM	100,000	3,609,162	—	—
Brenda I. Morris, Chief Financial Officer	79,857	2,687,093	—	—
Ford W. Wright, Executive Vice President of Stores	65,800	2,937,709	—	—

(1) The dollar amount realized upon exercise was calculated by determining the difference between the market price of the underlying shares of common stock at exercise and the exercise price of the stock options.

Pension Benefits

The Company does not maintain a defined benefit pension plan or supplemental pension plan.

Nonqualified Deferred Compensation

The Company does not maintain a nonqualified deferred compensation plan.

Director Compensation

The Company pays its non-employee directors an annual fee for their services as members of the Board of Directors. Each non-employee director receives an annual cash retainer of $30,000. The Audit Committee chairperson receives an additional retainer of $12,000 per year. The Compensation Committee and Governance/Nominating Committee chairpersons each receive an additional retainer of $2,000 per year. Directors appointed in an interim period receive pro-rata retainer fees.

The Company reimburses all directors for reasonable expenses incurred to attend meetings of the Board of Directors. Non-employee directors may elect to have a portion, or all, of their annual retainer be used for the reimbursement of travel expenses in excess of those that the Company considers to be reasonable. In addition, non-employee directors are eligible to receive equity awards under the Company's 2005 Equity Incentive Plan. Each non-employee director receives an annual grant of 4,000 stock options. In addition, each director is granted 10,000 stock options upon election or re-election for a three year term. The annual grant of 4,000 stock options vests upon one year of service. The 10,000 stock options granted upon election or re-election is designed to vest one-third for each year of service. The stock options are granted effective at the annual meeting of shareholders with an option exercise price equal to the closing stock price on such date.

Non-Employee Director Compensation

The following table discloses the cash, equity awards and other compensation earned by each of the Company's non-employee directors during the last completed fiscal year.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	All Other Compensation ($)	Total ($)
James M. Weber	32,000	116,606	—	148,606
Matthew L. Hyde	32,000	116,606	—	148,606
William M. Barnum Jr.	30,000	253,801(2)	—	283,801
Gerald F. Ryles	42,000	253,801(2)	—	295,801
David M. DeMattei	30,000	130,459	—	160,459

(1) Each non-employee director was granted 4,000 options at the Company's annual meeting of shareholders on May 30, 2007. This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted to the non-employee directors in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note Two (listed under Stock-Based Compensation) and Note Six to the Notes to Consolidated Financial Statements in our 2007 Form 10-K. These amounts reflect the Company's accounting expense for fiscal 2007 for these awards, and do not correspond to the actual value that will be recognized by the non-employee directors. The grant date fair value of the fiscal 2007 award was $89,450

(2) Mr. Barnum and Mr. Ryles were granted an additional 10,000 options on May 30, 2007 in accordance with the Board of Directors compensation policy for re-elected directors. Fifty percent of these grants vested immediately with the remaining fifty percent vesting on the third anniversary date of the grant. The grant date fair value of the fiscal 2007 award was $223,627.

Potential Payments Upon Termination or Change in Control

Except for our Chief Executive Officer, the NEO's do not have employment or severance agreements with the Company. Certain of the NEO's have unvested stock options and awards of restricted stock under the Company's 2005 Equity Incentive Plan, the vesting of which may accelerate in the event of a Change in Control (as defined below). The information below is a summary of certain provisions of these agreements and does not attempt to describe all aspects of the agreements. The rights of the parties are governed by the actual agreements and are in no way modified by the abbreviated summaries set forth in this proxy statement.

Following the description of the agreements, there is a table showing the potential payments the NEO's could have received under these arrangements, assuming that, in the case of Mr. Brooks, his employment was terminated by the Company without cause or for good reason by Mr. Brooks on February 2, 2008, or in the case of Mr. Lang, Mr. Wright or Ms. Kilbourne, the vesting of certain of their options or awards of restricted stock were accelerated in connection with a Change in Control on February 2, 2008. Brenda Morris resigned as Chief Financial Officer in April 2007 and she is not presented in the table below. The compensation paid to Ms. Morris for fiscal 2007 is set forth in the Summary Compensation Table.

Employment Agreement for Richard M. Brooks

Mr. Brooks' Employment Agreement provides that if his employment is terminated by the Company without cause (as defined in the Employment Agreement) or by Mr. Brooks with good reason (as defined in the Employment Agreement), then the Company shall continue to pay

Mr. Brooks' base salary until the earlier of the date that he accepts employment with another employer or upon the expiration of eighteen (18) months after his termination of employment. All employee benefits shall cease upon termination of employment. As a condition to post-termination salary continuation payments, (i) the Company may require that Mr. Brooks provide consulting services to the Company on a reasonable basis during the period that payments continue and (ii) Mr. Brooks must be in compliance with covenants in the Employment Agreement relating to confidentiality, return of confidential information, assignment of inventions, non-solicitation and non-competition.

Acceleration of Stock Award Vesting

The Company's 2005 Equity Incentive Plan provides that in the event of a Change in Control (as defined below), if the surviving corporation does not assume or continue outstanding stock awards or substitute similar stock awards for those outstanding under the 2005 Equity Incentive Plan, then all such outstanding stock awards will be accelerated and become fully vested and exercisable immediately prior to the consummation of the Change in Control transaction.

For purposes of the 2005 Equity Incentive Plan, "Change in Control" means:

(i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization; or

(ii) the sale, transfer or other disposition of all or substantially all of the Company's assets.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

Estimated Payments on Termination or Change in Control

Name	Cash Severance upon Termination by Company without Cause or by Executive for Good Reason	Stock Option Vesting in Connection with a Change in Control	Restricted Stock Vesting in Connection with a Change in Control
Thomas D. Campion, Chairman of the Board	—	—	—
Richard M. Brooks, President and CEO(1)	$375,000	—	—
Lynn K. Kilbourne, EVP & General Merchandising Manager(2)	—	$1,493,269	—
Trevor S. Lang, Chief Financial Officer(3)	—	—	$300,600
Ford W. Wright, Executive Vice President of Stores	—	—	—

(1) Represents payment of 18 months of base salary to Mr. Brooks based upon his base salary of $250,000 for the Company's 2007 fiscal year.

(2) Represents the amount calculated by multiplying the number of in-the-money options with respect to which the vesting would accelerate as a result of a Change in Control under the circumstances noted by the difference between the exercise price and the closing price of a share of common stock on the last trading day of the 2007 fiscal year. The number of shares subject to unvested stock options and exercise prices thereof are shown above in the Outstanding Equity Awards at Fiscal Year-End table.

(3) Represents the amount of unexercised restricted stocks awarded with respect to which the vesting would accelerate as a result of a Change in Control noted by the number of restricted stock shares unexercised at the closing price of a share of common stock on the last trading day of the 2007 fiscal year.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The 2007 Audit Committee operates under a written charter adopted by the Company's Board of Directors. The charter of the Audit Committee is available at *http://ir.zumiez.com.*

We have reviewed and discussed with management our consolidated financial statements as of and for the fiscal year ended February 2, 2008.

We have discussed with the independent public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended.

We have received and reviewed the written disclosures and the letter from the independent public accountants required by Independence Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and have discussed with the independent public accountants their independence.

Based on the reviews and discussions referred to above, we recommended to our Board of Directors that the financial statements referred to above be included in our Annual Report on Form 10-K.

Audit Committee

Matthew L. Hyde
Gerald F. Ryles, Chairman
James M. Weber
David M. DeMattei

Fees Paid to Independent Registered Public Accounting Firm for Fiscal Years 2007 and 2006

The aggregate fees billed by Moss Adams LLP and PriceWaterhouseCoopers LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended February 2, 2008 and February 3, 2007, respectively, are as follows:

	Moss Adams		PWC	
	2007	2006	2007	2006
Audit Fees(1)	$444,786	$357,500	$ —	$ —
Audit-Related Fees(2)	21,974	43,563	17,050	181,000
Tax Fees(3)	50,233	32,503		
Total Fees	$516,993	$433,566	$17,050	$181,000

(1) Audit fees include services and costs in connection with the audit of the consolidated financial statements of the Company along with the reviews of the interim financial information of the Company and its Forms 10-K and 10-Q and consent letters related to S-3 Registration Statements.

(2) Audit related fees include consulting fees related to the acquisition of 20 existing stores from Action Concepts Fast Forward, Ltd. in 2006. The 2007 fees include out-of-pocket expense, SEC comments letter response, review of certain accounting literature compliance, and services related to legal disclosures.

(3) Tax fees include preparation of the fiscal 2006 and 2005 federal income tax return, preparation of state income and franchise tax returns, consultation relating to the federal income tax audit by the Internal Revenue Service, and review of the federal tax implications of the Fast Forward acquisition.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the "de minimis exception" (discussed below) for non-audit services that are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee will evaluate whether any permitted non-audit services are compatible with maintaining the auditor's independence.

As discussed above, all services of the auditor must be pre-approved by the Audit Committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than 5 percent of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal year 2007 there was approximately $12,000 of services that were performed pursuant to the "de minimis exception." During fiscal 2006 there were no such services that were performed pursuant to the "de minimis exception."

Termination of PricewaterhouseCoopers LLP; Engagement of Moss Adams LLP

On April 27, 2006, the Company dismissed PricewaterhouseCoopers LLP ("*PwC*") as its independent registered public accounting firm and engaged Moss Adams LLP as its new independent registered public accounting firm. The decision to change independent registered public accounting firms was approved by the Audit Committee of the Company's Board of Directors.

The Company disclosed these events in a Current Report on Form 8-K filed with the SEC on May 3, 2006 (the "*Form 8-K*"), which included the following information:

The reports of PwC on the Company's financial statements as of and for the years ended January 29, 2005 and January 28, 2006 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended January 29, 2005 and January 28, 2006 and through April 27, 2006, there were (1) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the financial statements for such years, and (2) no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)). PwC provided to the Company a letter addressed to the SEC stating that it agreed with the statements of the Company made in the Form 8-K in response to Item 304(a).

During the fiscal years ended January 29, 2005 and January 28, 2006 and through April 27, 2006, the Company did not consult with Moss Adams LLP or any other independent accounting firm regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (2) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Equity Compensation Plan Information

The following table sets forth information concerning the Company's equity compensation plans as of February 2, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	1,957,890	$16.29	7,279,853
Equity compensation plans not approved by security holders(2)	—	—	—
Employee stock purchase plans approved by security holders(3)	—	—	969,459

(1) Equity compensation plans approved by security holders include the 1993 Stock Option Plan, the 2004 Stock Option Plan and the 2005 Equity Incentive Plan.

(2) The Company does not have any equity compensation plans that were not approved by the Company's security holders.

(3) Employee stock purchase plans approved by security holders include the 2005 Employee Stock Purchase Plan.

Performance Measurement Comparison

The following graph shows a comparison for total cumulative returns for Zumiez Inc., The Nasdaq Composite Index and the Nasdaq Retail Trade Index during the period commencing on May 6, 2005 (the Company's initial public offering date) and ending on February 2, 2008. The comparison assumes $100 was invested on May 6, 2005 in each Zumiez, The Nasdaq Composite Index and the Nasdaq Retail Trade Index, and assumes the reinvestment of all dividends, if any. The comparison in the tables is required by the SEC and is not intended to be a forecast or to be indicative of future Company Common Stock performance.

COMPARISON OF 32 MONTH CUMULATIVE TOTAL RETURN*
Among Zumiez Inc., The NASDAQ Composite Index
And The NASDAQ Retail Trade Index



$400
$350
$300
$250
$200
$150
$100
$50
$0
5/6/05
1/31/06
1/31/07
2/2/08
Zumiez Inc.
NASDAQ Composite
NASDAQ Retail Trade

* $100 invested on 5/6/05 in stock or on 4/30/05 in index—including reinvestment of dividends. Indexes calculated on month-end basis.

	Cummulative Total Return			
	5/6/05	1/31/06	1/31/07	2/2/08
Zumiez Inc.	**100.00**	**268.56**	**365.56**	**222.67**
NASDAQ Composite	**100.00**	**120.99**	**128.88**	**127.74**
NASDAQ Retail Trade	**100.00**	**120.41**	**117.24**	**112.83**

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks and other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers, banks or other agents with account holders who are shareholders of Zumiez will be "householding" our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker, bank or other agent that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, bank or other agent, and direct a written request for the separate proxy statement and annual report to Secretary, Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203. Shareholders whose shares are held by their broker, bank or other agent as nominee and who currently receive multiple copies of the proxy statement at their address that would like to request "householding" of their communications should contact their broker, bank or other agent.

PROPOSALS OF SHAREHOLDERS

We expect to hold our next annual meeting on or about May 27, 2009. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to our Secretary at the address below. The proposal must be received at our executive offices no later than February 1, 2009, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and our Bylaws, you must have continuously held at least $2,000 in market value or 1% of our outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in our proxy materials, you must provide notice of such proposal to us no later than February 1, 2009 and not before January 2, 2009. Our Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Secretary
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, WA 98203

OTHER MATTERS

Our Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors
Trevor S. Lang
Chief Financial Officer and
Secretary

Everett, WA
April 18, 2008

A copy of our Annual Report on Form 10-K for the fiscal year ended February 2, 2008 filed with the SEC is available without charge upon written request to: Secretary, Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203.

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: February 2, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-51300

ZUMIEZ INC.

(Exact name of Registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	**91-1040022** (IRS Employer Identification No.)
6300 Merrill Creek Parkway, Suite B, Everett, Washington (Address of principal executive offices)	**98203** (Zip Code)

Registrant's telephone number, including area code: **(425) 551-1500**

Securities registered under Section 12(b) of the Act: **Common Stock**

Name of each exchange on which registered: **The NASDAQ Global Select Market**

Securities registered under Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last ninety days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark if the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of the last business day of the second fiscal quarter, August 3, 2007, the aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates of the Registrant was approximately $660,800,435 using the closing sales price on that day of $36.48.

As of March 25, 2008, there were 29,002,852 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report is incorporated by reference from the Registrant's definitive proxy statement, relating to the Annual Meeting of Shareholders scheduled to be held May 28, 2008, which definitive proxy statement will be filed not later than 120 days after the end of the fiscal year to which this report relates.

ZUMIEZ INC.

FORM 10-K

PART I.

This Form 10-K contains forward-looking statements. These statements relate to our expectations for future events and future financial performance. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. These statements are only predictions. Actual events or results may differ materially. Factors which could affect our financial results are described in Item 1A below and in Item 7 of Part II of this Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

Comment regarding our fiscal year end: The Company's fiscal year is based on a 52/53-week year ending on the Saturday closest to January 31. This change first became effective for fiscal year 2003, which ended on January 31, 2004.

"Zumiez," the "Company," "we," "us," "our" and similar references refer to Zumiez Inc.

Item 1. BUSINESS

We are a mall based specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of February 2, 2008 we operated 285 stores primarily located in shopping malls, giving us a presence in 27 states. We were founded in 1978 by Thomas D. Campion, our Chairman. Our current President and Chief Executive Officer, Richard M. Brooks joined us as Chief Financial Officer in 1993. Our stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, BMX and motocross. We support the action sports lifestyle and promote our brand through a multi-faceted marketing approach that is designed to integrate our brand image with our customers' activities and interests. This approach, combined with our differentiated merchandising strategy, store design, comprehensive training programs and passionate employees, allows us to provide an experience for our customers that we believe is consistent with their attitudes, fashion tastes and identities and is otherwise unavailable in most malls.

Our stores bring the look and feel of an independent specialty shop to the mall by emphasizing the action sports lifestyle through a distinctive store environment and high-energy sales personnel. We seek to staff our stores with store associates who are knowledgeable users of our products, which we believe provides our customers with enhanced customer service and supplements our ability to identify and react quickly to emerging trends and fashions. We design our stores to appeal to teenagers and to serve as a destination for our customers. Most of our stores, which average approximately 2,900 square feet, feature couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time and to interact with each other and our store associates. To increase customer traffic, we generally locate our stores near busy areas of the mall such as food courts, movie theaters, music or game stores and other popular teen retailers. We believe that our distinctive store concept and compelling store economics will provide continued opportunities for growth in both new and existing markets.

We believe that our customers desire merchandise and fashion that is rooted in the action sports lifestyle and reflects their individuality. We strive to keep our merchandising mix fresh by continuously introducing new brands and styles. Our focus on a diverse collection of brands allows us to quickly adjust to changing fashion trends. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and helps to affirm our credibility with our customers. In addition, we supplement our stores with a select offering of private label apparel and products as a value proposition that we believe complements our overall merchandise selection.

Over our 29-year history, we have developed a corporate culture based on a passion for the action sports lifestyle. Our management philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity at the individual store, associate level. We empower our store managers to make store-level business decisions and consistently reward their success. We seek to enhance the productivity of our employees and encourage their advancement by offering comprehensive in-store, regional and national training programs, which we refer to collectively as "Zumiez University." We have:

- increased our store count from 80 as of the end of fiscal 2002 to 285 as of the end of fiscal 2007;
- maintained net sales per square foot in excess of $478 for our last five fiscal years ending with fiscal 2007;
- increased net sales from approximately $101.4 million in fiscal 2002 to approximately $381.4 million in fiscal 2007, representing a compound annual growth rate of 30.3%;
- increased operating profit from $7.0 million in fiscal 2002 to $38.9 million in fiscal 2007, representing a compound annual growth rate of 40.9% and
- been profitable in every fiscal year of our 29 year history.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are critical to our continuing success.

Attractive Lifestyle Retailing Concept We target a large population of 12 to 24 year olds, many of whom we believe are attracted to the action sports lifestyle and desire to promote their personal independence and style through the apparel they wear and the equipment they use. We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers that actually participate in action sports, but also those who seek brands and styles that fit a desired action sports image. We believe we have developed a brand image that our customers view as consistent with their attitudes, fashion tastes and identity that should allow us to benefit from our market's anticipated growth.

Differentiated Merchandising Strategy. We have created a highly differentiated retailing concept by offering an extensive selection of current and relevant action sports brands encompassing apparel, equipment and accessories. The breadth of merchandise offered at our stores exceeds that offered by many other action sports specialty stores and includes some brands and products that are available within many malls only at our stores. The action sports lifestyle includes activities that are popular at different times throughout the year, providing us the opportunity to shift our merchandise selection seasonally. Many of our customers desire to update their wardrobes and equipment as fashion trends evolve or the action sports season dictates. We believe that our ability to quickly recognize changing brand and style preferences and transition our merchandise offerings allows us to continually provide a compelling offering to our customers.

Deep-rooted Corporate Culture. Our culture and brand image enable us to successfully attract and retain high quality employees who are passionate and knowledgeable about the products we sell. We place great emphasis on customer service and satisfaction, and we have made this a defining feature of our corporate culture. To preserve our culture, we strive to promote store managers from within and they are given extensive responsibility for most aspects of store level management. We provide these managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet localized customer demand.

Distinctive Store Experience. We strive to provide a convenient shopping environment that is appealing and clearly communicates our distinct brand image. Our stores are designed to reflect an "organized chaos" that we believe is consistent with many teenagers' lifestyles. We seek to attract knowledgeable store associates who identify with the action sports lifestyle and are able to offer superior customer service, advice and product expertise. To further enhance our customers' experience, most of our stores feature areas with couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time, to interact with each other and our store associates in a familiar and comfortable setting and to visit our stores more frequently. We believe that our distinctive store environment enhances our image as a leading source for apparel and equipment for the action sports lifestyle.

Disciplined Operating Philosophy. We have an experienced senior management team. Our management team has built a strong operating foundation based on sound retail principles that underlie our unique culture. Our philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity down to the individual store associate level. Our comprehensive training programs are designed to provide our managers and store associates with enhanced product knowledge, selling skills and operational expertise. We believe that our merchandising team's immersion in the actions sports lifestyle, supplemented with feedback from our customers, store associates and managers, allows us to consistently identify and react to emerging fashion trends. We believe that this, combined with our inventory planning and allocation processes and systems, helps us mitigate markdown risk.

High-Impact, Integrated Marketing Approach. We seek to build relationships with our customers through a multi-faceted marketing approach that is designed to integrate our brand image with the action sports lifestyle. Our marketing efforts focus on reaching our customers in their environment and feature extensive grassroots marketing events, such as the Zumiez Couch Tour, which is a series of interactive sports, music and lifestyle events held at various locations throughout the United States. Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market, interactive contest sponsorships that actively involve our customers with our brands and products. Events and activities such as these provide opportunities for our customers to develop a strong identity with our culture and brand. We believe that our immersion in the action sports lifestyle allows us to build credibility with our customers and gather valuable feedback on evolving customer preferences.

Growth Strategy

We intend to expand our presence as a leading action sports lifestyle retailer by:

Opening New Store Locations. We believe that the action sports lifestyle has national appeal that provides store expansion opportunities throughout the country. Since the end of fiscal 2003 through the year ended February 2, 2008 (fiscal 2007) we have opened or acquired 174 new stores, consisting of 27 new stores in fiscal 2004, 35 new stores in fiscal 2005, 42 new stores in fiscal 2006, and 50 new stores in fiscal 2007. We also acquired 100% of the ownership of 20 stores (17 in Texas, 2 in Oklahoma and 1 in California) from Action Concepts Fast Forward, Ltd. (a limited partnership) ("Fast Forward"), an apparel and accessory retail sales company. We have successfully opened stores in diverse markets throughout the United States, which we believe demonstrates the portability and growth potential of our concept. We plan to open approximately 57 stores in fiscal 2008, including stores in our existing markets and in new markets, to take advantage of what we believe to be a compelling economic store model. We plan to continue to increase the size of our average store by opening new store locations that average approximately 3,000 square feet. These larger locations will accommodate an expanded merchandise mix, while maintaining our unique in-store experience and culture.

Continuing to Generate Sales Growth through Improved Store Level Productivity. We seek to maximize our comparable store sales and net sales per square foot by maintaining consistent store-level execution and offering our customers a broad and relevant selection of action sports brands and products. We also intend to continue to expand our brand awareness in an effort to maintain high levels of customer traffic.

Enhancing our Brand Awareness through Continued Marketing and Promotion. We believe that a key component of our success is the brand exposure that we receive from our marketing events, promotions and activities that embody the action sports lifestyle. These are designed to assist us in increasing brand awareness in our existing markets and expanding into new markets by strengthening our connection with our target customer base. We believe that our marketing efforts have also been successful in generating and promoting interest in our product offerings. In addition, we use our internet presence, designed to convey our passion for the action sports lifestyle, to increase our brand awareness. We plan to continue to expand our integrated marketing efforts by promoting more events and activities in our existing and new markets.

The Action Sports Market

We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers that actually participate in action sports, but also those who seek brands and styles that fit a desired action sports image. We believe that teens enjoy shopping in malls and purchasing clothing and fashion-related merchandise.

Merchandising and Purchasing

Merchandising. Our goal is to be viewed by our customers, both young men and young women, as the definitive source of merchandise for the action sports lifestyle. We believe that the breadth of merchandise offered at our stores, which includes apparel, footwear, equipment and accessories, exceeds that offered by many other action sports specialty stores at a single location, and makes our stores a single-stop purchase destination for our target customers. Our apparel offerings include tops, bottoms, outerwear and accessories such as caps, belts and sunglasses. Our footwear offerings primarily consist of action sports related athletic shoes and sandals. Our equipment offerings, or hardgoods, include skateboards, snowboards and ancillary gear such as boots and bindings. We also offer a selection of other items, such as miscellaneous novelties and DVDs.

We seek to identify action sports oriented fashion trends as they develop and to respond in a timely manner with a relevant in-store product assortment. We strive to keep our merchandising mix fresh by continuously introducing new brands or styles in response to the evolving desires of our customers. We also take advantage of the change in action sports seasons during the year to maintain an updated product selection. Our merchandise mix may vary by region, reflecting the specific action sports preferences and seasons in different parts of the country.

We believe that offering an extensive selection of current and relevant brands used and sometimes developed by professional action sports athletes is integral to our overall success. No single brand accounted for more than 7.1% and 6.6% of our net sales in fiscal 2006 and fiscal 2007, respectively. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and affirms our credibility with our customers.

We believe that our ability to maintain an image consistent with the action sports lifestyle is important to our key vendors. Given our scale and market position, we believe that many of our key vendors view us as an important retail partner. This position helps ensure our ability to procure a relevant product assortment and quickly respond to the changing fashion interests of our customers. Additionally, we believe we are presented with a greater variety of products and styles by some of our vendors, as well as certain specially designed items that are only distributed to our stores.

We supplement our merchandise assortment with a select offering of private label products across many of our apparel product categories. Our private label products complement the branded products we sell, and allow us to cater to the more value-oriented customer. For fiscal 2005, 2006, and 2007 our private label merchandise represented approximately 12.9%, 14.3% and 15.4% respectively, of our net sales.

Purchasing Our merchandising staff consists of a general merchandising manager, planning staff and a staff of buyers and assistant buyers. Our purchasing approach focuses on quality, speed and cost in order to provide timely delivery of merchandise to our stores. We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandise strategy. We utilize a broad vendor base that allows us to shift our merchandise purchases as required to react quickly to changing market conditions. We manage the purchasing and allocation process by reviewing branded merchandise lines from new and existing vendors, identifying emerging fashion trends and selecting branded merchandise styles in quantities, colors and sizes to meet inventory levels established by management. We also coordinate inventory levels in connection with our promotions and seasonality. Our management information systems provide us with current inventory levels at each store and for our company as a whole, as well as current selling history within each store by merchandise classification and by style. We purchase most of our branded merchandise from domestic vendors.

Our merchandising staff remains in tune with the action sports culture by participating in action sports, attending relevant events and concerts, watching action sports related programming and reading action sports publications. In order to identify evolving trends and fashion preferences, our staff spends considerable time analyzing sales data by category and brand down to the stock keeping unit, or "SKU" (an identification used for inventory tracking purposes) level, gathering feedback from our stores and customers, shopping in key markets and soliciting input from our vendors. As part of our feedback collection process, our merchandise team receives merchandise requests from both customers and store associates and meets with our store managers two to three times per year to discuss current customer trends.

We source our private label merchandise from foreign manufacturers around the world. We have cultivated our private brand sources with a view towards high quality merchandise, production reliability and consistency of fit. We believe that our knowledge of fabric and production costs combined with a flexible sourcing base enables us to source high-quality private label goods at favorable costs.

Distribution and Fulfillment

Timely and efficient distribution of merchandise to our stores is an important component of our overall business strategy. We process all of our merchandise through our distribution center in Everett, Washington. At this facility, merchandise is inspected, allocated to stores, ticketed when necessary, and boxed for distribution to our stores or segregated in our e-commerce fulfillment area for delivery to our internet customers. A significant percentage of our merchandise is currently pre-ticketed by our vendors, which allows us to ship merchandise more quickly, reduces labor costs and enhances our inventory management. We continue to work with our vendors to increase the percentage of pre-ticketed merchandise. Each store is typically shipped merchandise five times a week, providing our stores with a steady flow of new merchandise. We currently use United Parcel Service to ship merchandise to our stores. We believe our current distribution infrastructure is sufficient to accommodate our expected store growth and expanded product offerings over the next several years.

Stores

As of February 2, 2008 we operated 285 stores with an average of approximately 2,900 square feet per store in 27 states. All of our stores are leased and substantially all are located in shopping malls of different types. All references in this Annual Report on Form 10-K to square footage of our stores refers to gross square footage, including retail selling, storage and back-office space.

The following store list shows the number of stores we operated in each state as of February 2, 2008:

State	Number of Stores
Alaska	2
Arizona	11
California	57
Colorado	16
Connecticut	5
Delaware	1
Florida	10
Iowa	1
Idaho	5
Illinois	13
Indiana	1
Maryland	3
Minnesota	10
Montana	4
New Jersey	14
Nevada	7
New Mexico	4
New York	30
Oklahoma	2
Oregon	11
Pennsylvania	10
South Dakota	1
Texas	25
Utah	11
Washington	22
Wisconsin	7
Wyoming	2

As of February 2, 2008 approximately 78.2% of our stores had been opened or remodeled within the previous five years. The following table shows the number of stores (excluding temporary stores that we operate from time to time for special events) opened and closed in each of our last five fiscal years including 20 stores acquired in the fiscal 2006 Fast Forward acquisition (we closed one Fast Forward store in fiscal 2006):

Fiscal Year	Stores Opened	Stores Acquired	Stores Closed	Total Number of Stores End of Year
2003	15		1	113
2004	27		—	140
2005	35		1	174
2006	42	20	1	235
2007	50		—	285

Store Design and Environment. We design our stores to create a distinctive and engaging shopping environment that we believe resonates with our customers and reflects an "organized chaos" that is consistent with many teenagers' lifestyles. Our stores feature an industrial look with concrete floors and open ceilings, dense merchandise displays, action sports focused posters and signage and popular music, all of which are consistent with the look and feel of an independent action sports specialty shop. Most of our stores have couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time, to interact with each other and our store associates and to visit our stores more frequently. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as the action sports season dictates. To further enhance our customers' experience, we seek to attract enthusiastic store associates who are knowledgeable about our products and are able to offer superior customer service and expertise. We believe that our store atmosphere enhances our image as a leading provider of action sports lifestyle merchandise.

As of February 2, 2008 our stores averaged 2,900 square feet. We have been, and plan to continue, opening new stores that average approximately 3,000 square feet, slightly larger than our historical average size. These larger stores are intended to enable us to offer an expanded merchandise selection while maintaining our distinctive store environment.

Expansion Opportunities and Site Selection. Since the end of fiscal 2003, we have opened 174 stores, including 20 acquired in fiscal 2006 through the Fast Forward acquisition, to enhance our position in existing markets, to enter into new markets, to build our brand awareness and to capitalize on our successful store model. We plan to open 57 new stores in fiscal 2008 and to continue to open a significant number of new stores in future years. Our new store openings are planned in both existing and new markets.

In selecting a location for a new store, we target high-traffic mall space with suitable demographics and favorable lease terms. We seek locations near busy areas of the mall such as food courts, movie theaters, music or game stores and other popular teen retailers. We generally locate our stores in malls in which other teen-oriented retailers have performed well. We also focus on evaluating the market and mall-specific competitive environment for potential new store locations. We seek to diversify our store locations regionally and by caliber of mall. We have currently identified a significant number of potential sites for new stores in malls with appropriate market characteristics.

We have successfully and consistently implemented our store concept across a variety of mall classifications and geographic locations. Our 61 new and acquired stores opened during fiscal 2006, including 19 stores, net, acquired from Fast Forward, generated average net sales of approximately $1.2 million during their first full year of operations. On average, our net investment to open the 42 new stores was approximately $314,000 which includes capital expenditures, net of landlord contributions. We opened 50 new stores in fiscal 2007 with an average net investment of approximately $330,000 which includes capital expenditures, net of landlord contributions. However, our net investment to open new stores and net sales generated by new stores vary significantly and depend on a number of factors, including the geographic location, type of mall and size of those stores. Accordingly, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2007, as well as our net investment to open those stores, may differ substantially from net sales and other operating results and our net investment for the stores we opened in fiscal 2007.

Store Management, Operations and Training. We believe that our success is dependent in part on our ability to attract, train, retain and motivate qualified employees at all levels of our organization. We have developed a corporate culture that we believe empowers the individual store managers to make store-level business decisions and consistently rewards their success. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for employees, as evidenced by a significant number of our store managers that began their careers with us as store associates.

Our store operations are currently organized into regions and districts. Each region is managed by a regional manager, responsible for approximately 50 stores. We employ one district sales manager per district, responsible for the sales and operations of approximately 10 stores. Each of our stores is typically staffed with one store manager, one or more assistant managers and two or more store associates, depending on the season. The number of store associates we employ generally increases during peak selling seasons, particularly the back-to-school and the winter holiday seasons, and will increase to the extent that we open new stores.

We provide our managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet customer demands. While general guidelines for our merchandise assortments, store layouts and in-store visuals are provided by our home office, we give our store managers substantial discretion to tailor their stores to the individual market and empower them to make store-level business decisions. We design group training programs for our managers, such as our "Zumiez Managers Retreat," to improve both operational expertise and supervisory skills. Our comprehensive training programs are offered at the store, regional and national levels. Our programs allow managers from all geographic locations to interact with each other and exchange ideas to better operate stores. Our regional, district and store managers are compensated in part based on the sales volume of the store or stores they manage.

Our store associates generally have an interest in the action sports lifestyle and are knowledgeable about our products. Through our training, evaluation and incentive programs, we seek to enhance the productivity of our store associates. Our store associates receive extensive training from their managers to improve their product expertise and selling skills. We evaluate our store associates weekly on measures such as sales per hour, items per transaction and dollars per transaction to ensure consistent productivity, to reward top performers, and to identify potential training opportunities. We provide sales incentives for store associates such as sales-based commissions in addition to hourly wages and our annual "Zumiez 100K" event, which recognizes outstanding sales performance in a resort setting that combines recreation and education. These and other incentive programs are designed to promote a competitive, yet fun, corporate culture that is consistent with the action sports lifestyle we seek to promote.

Internet Operations. Our website provides current information on our upcoming events and promotions, store locations and merchandise selection. We also sell products directly through our website, although internet sales currently comprise a small portion of our overall net sales. In fiscal years 2005, 2006, and 2007 internet sales represented approximately 1% of our total net sales. With respect to the freight component of our internet sales, we arrange and pay the freight for our customers and bill them for this service. Such amounts billed are included in revenue and the related freight cost is charged to cost of goods sold.

Marketing and Advertising

We seek to reach our target customer audience through a multi-faceted marketing approach that is designed to integrate our brand image with the action sports lifestyle. Our marketing efforts focus on reaching our customers in their environment, and feature extensive grassroots marketing events, such as the Zumiez Couch Tour, which give our customers an opportunity to experience and participate in the action sports lifestyle.

Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market such as Transworld Snowboarding and Transworld Skateboarding, interactive contest sponsorships that actively involve our customers with our brands and products. We believe that our immersion in the action sports lifestyle allows us to build credibility with our target audience and gather valuable feedback on evolving customer preferences.

Our grassroots marketing events are built around the demographics of our customer base and offer an opportunity for our customers to develop a strong identity with our brand and culture. For example, the Zumiez Couch Tour is a series of entertainment events that includes skateboarding demonstrations from top professionals, autograph sessions, competitions and live music, and has featured some of today's most popular teenage personalities in action sports and music. The Zumiez Couch Tour provides a high-impact platform where customers can interact with some of their favorite action sports athletes and vendors can showcase new products. In 2007 our Zumiez Couch Tour completed a twelve city tour across the United States.

Advertising expense was approximately, $250,000, $651,000 and $748,000 in fiscal 2005, 2006 and 2007, respectively. The marketing expense increase in fiscal 2007 over fiscal 2006 of approximately $97,000 was primarily due to signage associated with the increase in new store openings of an additional 8 stores in fiscal 2007 over fiscal 2006 and additional costs to support fiscal 2007 marketing initiatives.

Management Information Systems

Our management information systems provide integration of store, merchandising, distribution, financial and human resources functions. We use software licensed from ANT USA for merchandise planning and software licensed from Epicor CRS, that is used for SKU and classification inventory tracking, purchase order management, merchandise distribution, automated ticket making and sales audit functions. Our financial systems are licensed from SAGE and are used for general ledger, accounts payable, payroll, budgeting, financial reporting and asset management.

Sales are updated daily in our merchandising reporting systems by polling sales information from each store's point-of-sale, or "POS," terminals. Our POS system consists of registers providing processing of retail transactions, price look-up, time and attendance and e-mail. Sales information, inventory tracking and payroll hours are uploaded to our central host system. The host system downloads price changes, performs system maintenance and provides software updates to the stores through automated nightly two-way electronic communication with each store. We evaluate information obtained through nightly polling to implement merchandising decisions, including product purchasing/ reorders, markdowns and allocation of merchandise on a daily basis.

In addition to our home office staff, each of our regional and district managers can access relevant business information, including current and historical sales by store, district and region, transaction information and payroll data.

Competition

The teenage and young adult retail apparel, hardgoods and accessories industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations and qualified store associates and management personnel. In the softgoods markets, which includes apparel, accessories and footwear, we currently compete with other teenage-focused retailers such as Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., Anchor Blue Clothing Company, Charlotte Russe Inc., Claire's Stores, Inc., Forever 21, Inc., Hollister Co., Hot Topic, Inc., Old Navy, Inc., Pacific Sunwear of California, Inc., The Buckle, Inc., The Wet Seal, Inc. and Urban Outfitters, Inc. In addition, in the softgoods markets we compete with independent specialty shops, department stores and direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce. In the hardgoods markets, which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers that compete with us across a significant portion of our merchandising categories, such as local snowboard and skate shops; large-format sporting goods stores and chains, such as Big 5 Sporting Goods Corporation, Dick's Sporting Goods, Inc., Sport Chalet, Inc. and The Sports Authority Inc., and Internet retailers.

Competition in our sector is based on, among other things, merchandise offerings, store location, price and the ability to identify with the customer. We believe that we compete favorably with many of our competitors based on our differentiated merchandising strategy, compelling store environment and deep-rooted culture. However, some of our competitors are larger than we are and have substantially greater financial, marketing and other resources than we do. See "Item 1A Risk Factors." We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease."

Trademarks

"Zumiez," "Free World," "ALab", "Tricycle", and "Limelight" are among our trademarks registered with the United States Patent and Trademark Office. We regard our trademarks as valuable and intend to maintain such marks and any related registrations. We currently have trademarks pending for the "Empyre", "Rälik", "Aperture", 100K, Best Foot Forward, Couch Tour, Zumiez 100K, Zumiez Couch Tour and "Alibi" marks. We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States. We vigorously protect our trademarks. We also own numerous domain names which have been registered with Corporation for Assigned Names and Numbers.

Employees

As of February 2, 2008 we employed approximately 1,500 full-time and approximately 1,800 part-time employees, of which approximately 400 were employed at our home office and approximately 2,900 at our store locations. However, the number of part-time employees fluctuates depending on our seasonal needs and, in fiscal 2007, varied from between approximately 1,500 and 2,900 part-time employees. None of our employees are represented by a labor union and we believe generally that our relationship with our employees is good.

Our principal website address is www.zumiez.com. We make available at this address under investor relations, free of charge, our proxy statement, annual report to shareholders, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC at http://ir.zumiez.com. Information available on our website is not incorporated by reference in and is not deemed a part of this Form 10-K.

Item 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. The following risk factors, issues and uncertainties should be considered in evaluating our future prospects. In particular, keep these risk factors in mind when you read "forward-looking" statements elsewhere in this report. Forward-looking statements relate to our expectations for future events and time periods. Generally, the words "anticipate," "believe," "expect," "intend" and similar expressions identify forward-looking statements. Forward—looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward—looking statements. Any of the following risks could harm our business, operating results or financial condition and could result in a complete loss of your investment. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also harm our business and financial condition in the future.

Our growth strategy depends on our ability to open and operate a significant number of new stores each year, which could strain our resources and cause the performance of our existing stores to suffer.

Our growth largely depends on our ability to open and operate new stores successfully. However, our ability to open new stores is subject to a variety of risks and uncertainties, and we may be unable to open new stores as planned, and any failure to successfully open and operate new stores would have a material adverse effect on our results of operations and on the market price of our common stock. We intend to continue to open a significant number of new stores in future years while remodeling a portion of our existing store base annually. In addition, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. To the extent our new store openings are in markets where we already have stores, we may experience reduced net sales in existing stores in those markets. In addition, successful execution of our growth strategy may require that we obtain additional financing, and we cannot assure you that we will be able to obtain that financing on acceptable terms or at all.

If we fail to effectively execute our expansion strategy, we may not be able to successfully open new store locations in a timely manner, if at all, which could have an adverse affect on our net sales and results of operations.

Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

- identify suitable store locations, the availability of which is outside of our control;
- negotiate acceptable lease terms, including desired tenant improvement allowances;
- source sufficient levels of inventory at acceptable costs to meet the needs of new stores;
- hire, train and retain store personnel;
- successfully integrate new stores into our existing operations; and
- identify and satisfy the merchandise preferences of new geographic areas.

In addition, many of our planned new stores are to be opened in regions of the United States in which we currently have few, or no, stores. The expansion into these markets may present competitive, merchandising and distribution challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business and results of operations.

Our business is dependent upon our being able to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors; failure to do so could have a material adverse effect on us.

Customer tastes and fashion trends in the action sports lifestyle market are volatile and tend to change rapidly. Our success depends on our ability to effectively anticipate, identify and respond to changing fashion tastes and consumer preferences, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully anticipate, identify or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales may be lower than predicted and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response to such a situation, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our results of operations.

Our ability to attract customers to our stores depends heavily on the success of the shopping malls in which our stores are located; any decrease in customer traffic in those malls could cause our sales to be less than expected.

In order to generate customer traffic we depend heavily on locating our stores in prominent locations within successful shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of a mall's other tenants to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Our sales volume and mall traffic generally may be adversely affected by, among other things, economic downturns in a particular area, competition from Internet retailers, non-mall retailers and other malls, increases in gasoline prices and the closing or decline in popularity of other stores in the malls in which we are located. A reduction in mall traffic as a result of these or any other factors could have a material adverse effect on our business, results of operations and financial condition.

Our sales and inventory levels fluctuate on a seasonal basis, leaving our operating results particularly susceptible to changes in back-to-school and holiday shopping patterns.

Our sales are typically disproportionately higher in the third and fourth fiscal quarters of each fiscal year due to increased sales during the back-to-school and winter holiday shopping seasons. Sales during these periods cannot be used as an accurate indicator of annual results. Our sales in the first and second fiscal quarters are typically lower than in our third and fourth fiscal quarters due, in part, to the traditional retail slowdown immediately following the winter holiday season. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations. In addition, in order to prepare for the back-to-school and winter holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results of operations are volatile and may decline.

Our quarterly results of operations have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future. As discussed above, our sales and operating results are typically lower in the first and second quarters of our fiscal year due, in part, to the traditional retail slowdown immediately following the winter holiday season. Our quarterly results of operations are affected by a variety of other factors, including:

- the timing of new store openings and the relative proportion of our new stores to mature stores;

- whether we are able to successfully integrate any new stores that we acquire and the presence of absence of any unanticipated liabilities in connection therewith;
- fashion trends and changes in consumer preferences;
- calendar shifts of holiday or seasonal periods;
- changes in our merchandise mix;
- timing of promotional events;
- general economic conditions and, in particular, the retail sales environment;
- actions by competitors or mall anchor tenants;
- weather conditions;
- the level of pre-opening expenses associated with our new stores; and
- inventory shrinkage beyond our historical average rates.

Failure to successfully integrate any businesses or stores that we acquire could have an adverse impact on our results of operations and financial performance.

We may from time to time acquire other retail stores, individually or in groups, or businesses. In particular, in June 2006 we completed the acquisition of the Fast Forward an apparel and accessory retail sales company. We may experience difficulties in assimilating any stores or businesses we may acquire and any such acquisitions may also result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate any stores or businesses that we may acquire, including their facilities, personnel, financial systems, distribution, operations and general operating procedures. If we fail to successfully integrate acquisitions or if such acquisitions fail to provide the benefits that we expect to receive, we could experience increased costs and other operating inefficiencies, which could have an adverse effect on our results of operations and financial performance.

Our business is susceptible to weather conditions that are out of our control including the potential risks of unpredictable weather patterns, including any weather patterns associated with global warming, and the resultant unseasonable weather could have a negative impact on our results of operations.

Our business is susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures (including any weather patterns associated with global warming) during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions, particularly in regions of the United States where we have a concentration of stores, could have a material adverse effect on our business and results of operations.

We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease.

The teenage and young adult retail apparel, hardgoods and accessories industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations, qualified store associates and management personnel. In the softgoods market which includes apparel, accessories and footwear, we currently compete with other teenage-focused retailers. In addition, in the softgoods market we compete with independent specialty shops, department stores, and direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce. In the hardgoods market which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies:

other specialty retailers that compete with us across a significant portion of our merchandising categories, such as local snowboard and skate shops; large-format sporting goods stores and chains and Internet retailers.

Some of our competitors are larger than we are and have substantially greater financial, marketing and other resources than we do. Direct competition with these and other retailers may increase significantly in the future, which could require us, among other things, to lower our prices and could result in the loss of our customers. Current and increased competition could have a material adverse effect on our business, results of operations and financial condition.

If we fail to maintain good relationships with vendors or if a vendor is otherwise unable or unwilling to supply us with adequate quantities of their products at acceptable prices, our business and financial performance could suffer.

Our business is dependent on continued good relations with our vendors. In particular, we believe that we generally are able to obtain attractive pricing and other terms from vendors because we are perceived as a desirable customer, and deterioration in our relationship with our vendors would likely have a material adverse effect on our business. We do not have any contractual relationships with our vendors and, accordingly, there can be no assurance that our vendors will provide us with an adequate supply or quality of products or acceptable pricing. Our vendors could discontinue selling to us or raise the prices they charge at any time. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, certain of our vendors sell their products directly to the retail market and therefore compete with us directly, and other vendors may decide to do so in the future. There can be no assurance that such vendors will not decide to discontinue supplying their products to us, supply us only less popular or lesser quality items, raise the prices they charge us or focus on selling their products directly. Any inability to acquire suitable merchandise at acceptable prices, or the loss of one or more key vendors, would have a material adverse effect on our business, results of operations and financial condition.

If we lose key management or are unable to attract and retain the talent required for our business, our financial performance could suffer.

Our performance depends largely on the efforts and abilities of our senior management, including our Co-Founder and Chairman, Thomas D. Campion, our President and Chief Executive Officer, Richard M. Brooks, our Chief Financial Officer, Trevor S. Lang, our Executive Vice President and General Merchandising Manager, Lynn K. Kilbourne and our Executive Vice President of Stores, Ford K. Wright. None of our employees, except Mr. Brooks, has an employment agreement with us and we do not plan to obtain key person life insurance covering any of our employees. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business or achieve our growth objectives. As our business grows, we will need to attract and retain additional qualified management personnel in a timely manner and we may not be able to do so.

Our failure to meet our staffing needs could adversely affect our ability to implement our growth strategy and could have a material impact on our results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional managers, district managers, store managers and store associates, who understand and appreciate our corporate culture based on a passion for the action sports lifestyle and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber, skills and number needed to fill these positions may be in short supply in some areas, and the employee turnover rate in the retail industry is high. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of suitable employees. If we are unable to hire and retain store managers and store associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our ability to open new stores may be impaired and the performance of our existing and new stores could be materially adversely affected. We are also dependent upon temporary personnel to adequately staff our stores and distribution center, particularly during busy periods such as the back-to-school and winter holiday seasons. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of temporary personnel. Although none of our employees is currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs and could subject us to the risk of work stoppages and strikes. Any such failure to meet our staffing needs, any material increases in employee turnover rates, any increases in labor costs or any work stoppages or interruptions or strikes could have a material adverse effect on our business or results of operations.

Our operations, including our sole distribution center, are concentrated in the western United States, which makes us susceptible to adverse conditions in this region.

Our home office and sole distribution center are located in a single facility in Washington, and a substantial number of our stores are located in Washington and the western half of the United States. We also have a substantial number of stores in the New York/New Jersey region and Texas. As a result, our business may be more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, economic and weather conditions, demographic and population changes and fashion tastes. In addition, we rely on a single distribution center in Everett, Washington to receive, store and distribute merchandise to all of our stores and to fulfill our internet sales. As a result, a natural disaster or other catastrophic event, such as an earthquake affecting western Washington, in particular, or the West Coast, in general, could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

We are required to make substantial rental payments under our operating leases and any failure to make these lease payments when due would likely have a material adverse effect on our business and growth plans.

We do not own any of our retail stores or our combined home office and distribution center, but instead we lease all of these facilities under operating leases. Payments under these operating leases account for a significant portion of our operating expenses. For example, total rental expense, including additional rental payments (or "percentage rent") based on sales of some of the stores, common area maintenance charges and real estate taxes, under operating leases was $22.2 million, $31.9 million and $43.5 million for fiscal 2005, 2006, and 2007 respectively. As of February 2, 2008 we were a party to operating leases requiring future minimum lease payments aggregating approximately $134.1 million through fiscal year 2012 and approximately $87.5 million thereafter. In addition, substantially all of our store leases provide for additional rental payments based on sales of the respective stores, as well as common area maintenance charges, and require that we pay real estate taxes, none of which is included in the amount of future minimum lease payments. We expect that any new stores we open will also be leased by us under operating leases, which will further increase our operating lease expenses.

Our substantial operating lease obligations could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing
- cash available for other purposes and
- limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete, and placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would have a material adverse effect on us.

The terms of our revolving credit facility impose operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions. This impairment could have a significant adverse impact on our business.

We have a $25 million revolving credit facility with Wells Fargo HSBC Trade Bank, N.A., which we use for inventory financing and other general corporate purposes, that contains a number of significant restrictions and covenants that generally limit our ability to, among other things, (1) incur additional indebtedness; (2) enter into certain transactions and (3) undergo a change in ownership. In addition, all of our personal property, including our inventory, equipment and fixtures, secure our obligations under the revolving credit agreement. Our credit agreement also contains financial covenants that require us to meet specified financial tests and ratios, including minimum net income after taxes, minimum total liabilities divided by tangible net worth and minimum quick asset ratio. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of these restrictive covenants or our inability to comply with the required financial tests and ratios could result in a default under the credit agreement. If a default occurs, the lender may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, whether at their maturity or if declared due and payable by the lender following a default, the lender has the right to proceed against the collateral granted to it to secure the indebtedness. As a result, any breach of these covenants or failure to comply with these tests and ratios could have a material adverse effect on us. There can be no assurance that we will not breach the covenants or fail to comply with the tests and ratios in our credit agreement or any other debt agreements we may enter into in the future and, if a breach occurs, there can be no assurance that we will be able to obtain necessary waivers or amendments from the lenders.

The restrictions contained in our credit agreement could: (1) limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and (2) adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

Our business could suffer as a result of small parcel delivery services such as United Parcel Service or Federal Express being unable to distribute our merchandise.

We rely upon small parcel delivery services for our product shipments, including shipments to, from and between our stores. Accordingly, we are subject to risks, including employee strikes and inclement weather, which may affect their ability to meet our shipping needs. Among other things, any circumstances that require us to use other delivery services for all or a portion of our shipments could result in increased costs and delayed deliveries and could harm our business materially. In addition, although we have contracts with small parcel delivery services, we have the right to terminate these contracts upon 30 days written notice. Although the contracts with these small parcel delivery services provide certain discounts from the shipment rates in effect at the time of shipment, the contracts do not limit their ability to raise the shipment rates at any time. Accordingly, we are subject to the risk that small parcel delivery services may increase the rates they charge, that they may terminate their contracts with us, that they may decrease the rate discounts provided to us when an existing contract is renewed or that we may be unable to agree on the terms of a new contract with them, any of which could materially adversely affect our operating results.

Our business could suffer if a manufacturer fails to use acceptable labor practices.

We do not control our vendors or the manufacturers that produce the products we buy from them, nor do we control the labor practices of our vendors and these manufacturers. The violation of labor or other laws by any of our vendors or these manufacturers, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In that regard, most of the products sold in our stores are manufactured overseas, primarily in Asia and Central America, which may increase the risk that the labor practices followed by the manufacturers of these products may differ from those considered acceptable in the United States.

Our failure to adequately anticipate a correct mix of private label merchandise may have a material adverse effect on our business.

Sales from private label merchandise accounted for 15.4% of our net sales in fiscal 2007. We may take steps to increase the percentage of net sales of private label merchandise in the future, although there can be no assurance that we will be able to achieve increases in private label merchandise sales as a percentage of net sales. Because our private label merchandise generally carries higher gross margins than other merchandise, our failure to anticipate, identify and react in a timely manner to fashion trends with our private label merchandise, would likely have a material adverse effect on our comparable store sales, financial condition and results of operations.

Most of our merchandise is produced by foreign manufacturers, therefore the availability and costs of these products may be negatively affected by risks associated with international trade and other international conditions.

Most of our merchandise is produced by manufacturers around the world. Some of these facilities are located in regions that may be affected by natural disasters, political instability or other conditions that could cause a disruption in trade. Trade restrictions such as increased tariffs or quotas, or both, could also affect the importation of merchandise generally and increase the cost and reduce the supply of merchandise available to us. Any reduction in merchandise available to us or any increase in its cost due to tariffs, quotas or local issues that disrupt trade could have a material adverse effect on our results of operations. Although the prices charged by vendors for the merchandise we purchase are all denominated in United States dollars, a continued decline in the relative value of the United States dollar to foreign currencies could lead to increased merchandise costs, which could negatively affect our competitive position and our results of operation.

If our information systems hardware or software fails to function effectively or does not scale to keep pace with our planned growth, our operations could be disrupted and our financial results could be harmed.

Over the past several years, we have made improvements to our existing hardware and software systems, as well as implemented new systems. If these or any other information systems and software do not work effectively, this could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and our ability to manage our business and properly forecast operating results and cash requirements. To manage the anticipated growth of our operations and personnel, we may need to continue to improve our operational and financial systems, transaction processing, procedures and controls, and in doing so could incur substantial additional expenses that could impact our financial results.

Our inability or failure to protect our intellectual property or our infringement of other's intellectual property could have a negative impact on our operating results.

We believe that our trademarks and domain names are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks or domain names could diminish the value of the Zumiez brand, our store concept, our private label brands or our goodwill and cause a decline in our net sales. Although we have secured or are in the process of securing protection for our trademarks and domain names in a number of countries outside of the United States, there are certain countries where we do not currently have or where we do not currently intend to apply for protection for certain trademarks or at all. Also, the efforts we have taken to protect our trademarks may not be sufficient or effective. Therefore, we may not be able to prevent other persons from using our trademarks or domain names outside of the United States, which also could adversely affect our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

The effects of war or acts of terrorism could adversely affect our business.

Substantially all of our stores are located in shopping malls. Any threat of terrorist attacks or actual terrorist events, particularly in public areas, could lead to lower customer traffic in shopping malls. In addition, local authorities or mall management could close shopping malls in response to security concerns. Mall closures, as well as lower customer traffic due to security concerns, would likely result in decreased sales. Additionally, the escalation of the armed conflicts in the Middle East, or the threat, escalation or commencement of war or other armed conflict elsewhere, could significantly diminish consumer spending, and result in decreased sales for us. Decreased sales would have a material adverse effect on our business, financial condition and results of operations.

The outcome of litigation could have a material adverse effect on our business and may result in substantial costs and could divert management's attention.

We are involved, from time to time, in litigation incidental to our business including complaints filed by investors. This litigation could result in substantial costs, and could divert management's attention and resources, which could harm our business. Risks associated with legal liability are often difficult to assess or quantify, and their existence and magnitude can remain unknown for significant periods of time. While we maintain director and officer insurance, the amount of insurance coverage may not be sufficient to cover a claim and the continued availability of this insurance cannot be assured. As a result, there can be no assurance that the actual outcome of pending or future litigation will not have a material adverse effect on our results of operations or financial condition.

Our operations expose us to the risk of litigation which could lead to significant potential liability and costs that could harm our business, financial condition or results of operations.

We employ a substantial number of full-time and part-time employees, a majority of whom are employed at our store locations. As a result, we are subject to a large number of federal and state laws and regulations relating to employment. This creates a risk of potential claims that we have violated laws related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury and other claims. We are also subject to other types of claims in the ordinary course of our business. Some or all of these claims may give rise to litigation, which could be time-consuming for our management team, costly and harmful to our business.

In addition, we are exposed to the risk of class action litigation. The costs of defense and the risk of loss in connection with class action suits are greater than in single-party litigation claims. Due to the costs of defending against such litigation, the size of judgments that may be awarded against us, and the loss of significant management time devoted to such litigation, we cannot assure you that such litigation will not disrupt our business or impact our financial results.

Our internet operations subject us to numerous risks that could have an adverse effect on our results of operations.

Although internet sales constitute a small portion of our overall sales, our internet operations subject us to certain risks that could have an adverse effect on our operational results, including:

- diversion of traffic and sales from our stores;
- liability for online content; and
- risks related to the computer systems that operate our website and related support systems, including computer viruses and electronic break-ins and similar disruptions.

In addition, risks beyond our control, such as governmental regulation of the internet, entry of our vendors in the internet business in competition with us, online security breaches and general economic conditions specific to the Internet and online commerce could have an adverse effect on our results of operations.

We have incurred and will continue to incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

We completed our initial public offering in May 2005 and we have incurred and will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and The NASDAQ Global Select Market, has required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed in the following risk factor, have caused and will continue to cause us to incur significant costs and expenses, including legal and accounting costs, and have made and will continue to make some activities more time-consuming and costly. These laws, rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and we have been required to accept reduced policy limits and coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we have incurred and we expect to incur significant legal, accounting, insurance and certain other expenses on an ongoing basis, which will negatively impact our financial performance and could have a material adverse effect on our results of operations and financial condition.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting on an annual basis. This process requires us to document our internal controls over financial reporting and to potentially make significant changes thereto, if applicable. As a result, we have incurred and expect to continue to incur substantial expenses to test our financial controls and systems, and we have been and in the future may be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to make such improvements and to hire additional personnel. If our management is ever unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are ever identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

The security of our databases that contain personal information of our retail customers could be breached, which could subject us to adverse publicity, litigation, and expenses. In addition, if we are unable to comply with security standards created by the credit card industry, our operations could be adversely affected.

Database privacy, network security, and identity theft are matters of growing public concern. In an attempt to prevent unauthorized access to our network and databases containing confidential, third-party information, we have installed privacy protection systems, devices, and activity monitoring on our network. Nevertheless, if unauthorized parties gain access to our networks or databases, they may be able to steal, publish, delete, or modify our private and sensitive third-party information. In such circumstances, we could be held liable to our customers or other parties or be subject to regulatory or other actions for breaching privacy rules. This could result in costly investigations and litigation, civil or criminal penalties, and adverse publicity that could adversely affect our financial condition, results of operations, and reputation. Further, if we are unable to comply with the security standards, established by banks and the credit card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our retail operations.

The current uncertainty surrounding the United States economy coupled with cyclical economic trends in action sports retailing could have a material adverse effect on our results of operations.

The action sports retail industry historically has been subject to substantial cyclicality. As economic conditions in the United States change, the trends in discretionary consumer spending become unpredictable and discretionary consumer spending could be reduced due to uncertainties about the future. When discretionary consumer spending is reduced, purchases of action sports apparel and related products may decline. A recession in the general economy or continued uncertainties regarding future economic prospects could have a material adverse effect on our results of operations.

We may fail to meet analyst expectations, which could cause the price of our stock to decline.

Our common stock is traded publicly and various securities analysts follow our financial results and issue reports on us. These reports include information about our historical financial results as well as the analysts' estimates of our future performance. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If our operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline. Recently, a securities class action litigation was brought against us and such actions are frequently brought against other companies following a decline in the market price of their securities. If our stock price is volatile, we may become involved in this type of litigation in the future. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully run our business.

The trading price of our investment in marketable securities may fluctuate

We invest our excess cash in diversified high credit money market accounts, US treasuries, certificates of deposit, municipal bonds and auction rate securities. The investments have historically been considered very safe investments with very minimal default rates. However, the recent uncertainties in the credit markets have prevented us and other investors from liquidating holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. We reduced our holdings of auction rate securities during 2007 through the auction process. As of February 2, 2008, we had $2 million invested in auction rate securities, which are classified as current, available-for-sale marketable securities on our consolidated balance sheet. If market liquidity issues continue, we may have impairment charges on these investments or have to reclassify them from short-term assets to long-term assets.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

In early February 2005, we completed our move from the 49,000 square foot combined home office and distribution center that we occupied since 1994 to a new 87,350 square foot combined home office and distribution center, both in Everett, Washington. In October, 2006 we entered into a new lease agreement whereby we agreed to expand our existing lease of 87,350 square feet of home office and distribution center space by 37,350 square feet, bringing the aggregate square footage leased to 124,700 square feet effective January 1, 2007. The new lease agreement terminated and replaced the original February 2005 lease with the landlord. The new lease agreement provides for an initial lease term of 126 months within which we have an option to extend the lease term for an additional period of five years.

All of our stores, encompassing approximately 829,000 total square feet as of February 2, 2008 are occupied under operating leases. The store leases range for a term of five to ten years and we are generally responsible for payment of property taxes and utilities, common area maintenance and marketing fees.

Item 3. LEGAL PROCEEDINGS

We are involved from time to time in litigation incidental to our business. We believe that the outcome of current litigation is not expected to have a material adverse effect on our results of operations or financial condition.

See Note 8 to the Notes to Consolidated Financial Statements found in Item 8 of Part II of this Form 10-K (listed under "Litigation" under Commitments and Contingencies).

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter ended February 2, 2008.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

a) Market Information

Our common stock has traded on the NASDAQ Global Select Market under the symbol "ZUMZ". As of February 2, 2008 there were 29,002,852 shares of common stock issued. We began trading on the NASDAQ Stock Market on May 6, 2005. Accordingly, no information prior to this date is available. The following table sets forth the April 20, 2006 stock split adjusted high and low last reported sales prices for our common stock on the NASDAQ Global Select Market for the fiscal years ended February 3, 2007 and February 2, 2008.

Fiscal 2006	High	Low
First Fiscal Quarter (January 29, 2006—April 29, 2006)	$33.02	$23.65
Second Fiscal Quarter (April 30, 2006—July 29, 2006)	$38.85	$27.00
Third Fiscal Quarter (July 30, 2006—October 28, 2006)	$33.53	$20.00
Fourth Fiscal Quarter (October 29, 2006—February 3, 2007)	$36.28	$26.05

Fiscal 2007	High	Low
First Fiscal Quarter (February 4, 2007—May 5, 2007)	$42.00	$31.57
Second Fiscal Quarter (May 6, 2007—August 4, 2007)	$41.80	$35.77
Third Fiscal Quarter (August 5, 2007—November 3, 2007)	$51.25	$37.96
Fourth Fiscal Quarter (November 4, 2007—February 2, 2008)	$39.45	$15.59

b) Holders of the Corporation's Capital Stock

We had approximately 20 shareholders of record as of March 3, 2008.

c) Dividends

No cash dividends have been declared on our common stock to date nor have any decisions been made to pay a dividend in the foreseeable future. Payment of dividends is evaluated on a periodic basis and if a dividend were paid, it would be subject to covenants of our lending facility, which may have the effect of restricting our ability to pay dividends.

d) Recent Sales of Unregistered Securities

None

e) Issuer Purchases of Equity Securities

None

Item 6. SELECTED FINANCIAL INFORMATION

The following selected consolidated financial information has been derived from our audited Consolidated Financial Statements. The data should be read in conjunction with our Consolidated Financial Statements and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Our fiscal years ended January 31, 2004, January 29, 2005, January 28, 2006 and February 2, 2008 each consisted of 52 weeks. Our fiscal year ended February 3, 2007 consisted of 53 weeks. In this document, we refer to the fiscal year ended January 29, 2005 as "fiscal 2004", to the fiscal year ended January 28, 2006 as "fiscal 2005", to the fiscal year ended February 3, 2007 as "fiscal 2006" and fiscal year ended February 2, 2008 as "fiscal 2007".

The selected statement of operations data for the fiscal year ended January 28, 2006, the fiscal year ended February 3, 2007 and the fiscal year ended February 2, 2008 and the selected balance sheet data as of February 3, 2007 and February 2, 2008 are derived from our audited consolidated financial statements, which are included elsewhere in this document. The selected consolidated statement of operations data for the fiscal years ended January 31, 2004 and January 29, 2005 are derived from our audited financial statements not included in this document.

	Fiscal Year Ended				
	January 31, 2004	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008
	(in thousands, except share and per share data)				
Statement of Operations Data:					
Net sales	$ 117,857	$ 153,583	$ 205,589	$ 298,177	$ 381,416
Cost of goods sold	81,463	103,297	133,047	189,959	244,429
Gross profit	36,394	50,286	72,542	108,218	136,987
Selling, general and administrative expenses	28,933	38,277	52,494	75,774	98,042
Operating profit	7,461	12,009	20,048	32,444	38,945
Interest income (expense)	(293)	(250)	648	1,178	1,722
Other income (expense)	8	8	(1)	(16)	3
Earnings before income taxes	7,176	11,767	20,695	33,606	40,670
Provision for income taxes	2,701	4,500	7,844	12,750	15,344
Net income	$ 4,475	$ 7,267	$ 12,851	$ 20,856	$ 25,326
Net income per share					
Basic (1)	$ 0.20	$ 0.32	$ 0.50	$ 0.76	$ 0.89
Diluted (1)	$ 0.17	$ 0.28	$ 0.47	$ 0.73	$ 0.86
Weighted average shares outstanding					
Basic (1)	22,610,522	22,610,522	25,879,675	27,542,891	28,608,818
Diluted (1)	25,623,710	25,877,716	27,376,684	28,703,037	29,322,337

(1) Fiscal 2003, 2004 and 2005 have been restated to reflect the 2 for 1 stock split that occurred in fiscal 2006 in the form of a share dividend.

	Fiscal Year Ended				
	January 31, 2004	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 578	$ 1,026	$ 43,001	$ 51,977	$ 76,532
Working capital	2,975	4,756	47,357	54,929	92,161
Total assets	41,558	54,811	114,411	167,294	216,095
Total long term obligations	2,613	5,576	9,129	12,910	18,097
Total shareholders' equity	18,438	25,799	73,684	104,812	154,602

	Fiscal Year Ended				
	January 31, 2004	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008
	(in thousands, except square footage & sales per square foot)				
Other Financial Data:					
Gross margin percentage (1)	30.9%	32.7%	35.3%	36.3%	35.9%
Capital expenditures	$ 6,467	$ 12,754	$ 16,453	$ 22,160	$ 30,722
Depreciation and Amortization	$ 4,185	$ 5,857	$ 7,535	$ 10,499	$ 14,762
Store Data:					
Number of stores open at end of period	113	140	174	235	285
Comparable store sales increase (2)(3)	4.3%	9.6%	14.2%	14.5%	9.2%
Net sales per store (3)(4)	$ 1,131	$ 1,195	$ 1,314	$ 1,403	$ 1,425
Total square footage at end of period (5)	288,784	371,864	475,646	667,337	829,021
Average square footage per store at end of period (6)	2,533	2,656	2,718	2,840	2,909
Net sales per square foot (3)(7)	$ 448	$ 457	$ 488	$ 504	$ 495

(1) Gross margin percentage represents gross profit divided by net sales.

(2) Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal year to comparable store sales for the prior fiscal year. Comparable store sales are based on net sales, and stores are considered comparable beginning on the first anniversary of their first day of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" for more information about how we compute comparable store sales. Comparable stores sales for fiscal years ended February 2, 2008 and February 3, 2007 consisted of 52 weeks and 53 weeks, respectively, resulting in an extra week of sales in fiscal 2006.

(3) Comparable store sales, net sales per store and net sales per square foot include our in-store sales and our internet sales. Our internet sales represented approximately 1% of our total net sales in each of the periods presented. Fiscal 2006 included an extra week of sales due to the addition of a 53rd week.

(4) Net sales per store represents net sales for the period divided by the average number of stores open during the period. For purposes of this calculation, the average number of stores open during the period is equal to the sum of the number of stores open as of the end of each month during the period divided by the number of months in the period. Fiscal 2006 included an extra week of sales due to the addition of a 53rd week.

(5) Total square footage at end of period includes retail selling, storage and back office space.

(6) Average square footage per store at end of period is calculated on the basis of the total square footage at end of period, including retail selling, storage and back office space, of all stores open at the end of the period.

(7) Net sales per square foot represents net sales for the period divided by the average square footage of stores open during the period. For purposes of this calculation, the average square footage of stores open during the period is equal to the sum of the total square footage of the stores open as of the end of each month during the period divided by the number of months in the period.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Item 1A Risk Factors". See the cautionary note regarding forward-looking statements set forth at the beginning of Part I of the Annual Report on Form 10-K.

Overview

We are a mall based specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of February 2, 2008 we operated 285 stores primarily located in shopping malls, giving us a presence in 27 states. We were founded in 1978 by Thomas D. Campion, our Chairman. Our current President and Chief Executive Officer, Richard M. Brooks, joined us as Chief Financial Officer in 1993. Our stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, BMX and motocross. We support the action sports lifestyle and promote our brand through a multi-faceted marketing approach that is designed to integrate our brand image with our customers' activities and interests. This approach, combined with our differentiated merchandising strategy, store design, comprehensive training programs and passionate employees, allows us to provide an experience for our customers that we believe is consistent with their attitudes, fashion tastes and identities and is otherwise unavailable in most malls.

Our net sales increased from approximately $101.4 million in fiscal 2002 to approximately $381.4 million in fiscal 2007, a compound annual growth rate of 30.3%. Net sales for fiscal 2007 increased by $83.2 million, or 27.9%, over net sales for fiscal 2006. Over the past five fiscal years ended February 2, 2008 we increased our store base from 99 to 285 and our comparable store net sales increased an average of 10.1% per fiscal year. As of February 2, 2008 we operated 285 stores that averaged approximately 2,900 square feet per store.

We intend to expand our presence as a leading action sports lifestyle retailer by opening new stores and continuing to generate sales growth through improved store level productivity. We have successfully and consistently implemented our store concept across a variety of mall classifications and geographic locations, and our strategy is to continue to open stores in both new and existing markets. We plan to open 57 new stores in fiscal 2008 and to continue to open a significant number of new stores in future years. Through our merchandising and marketing efforts, we have generally been successful in increasing the level of net sales in our existing stores and we will seek to continue such increases going forward.

We believe that we have developed an economically compelling store model. Our new stores opened during fiscal 2006, including 19 stores, net, acquired from Fast Forward, generated average net sales of approximately $1.2 million during their first full year of operations. On average, our net investment to open these stores, excluding the Fast Forward stores, was approximately $314,000, which includes capital expenditures, net of landlord contributions. However, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2006, as well as our net investment to open those stores, may differ substantially from net sales and other operating results and our net investment for stores we opened in fiscal 2006. See "Business—Stores." We opened 50 new stores in fiscal 2007 with an average net investment of approximately $330,000 which includes capital expenditures, net of landlord contributions. However, our net investment to open new stores and net sales generated by new stores vary significantly and depend on a number of factors, including the geographic location, type of mall and size of those stores. Accordingly, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2007, as well as our net investment to open those stores, may differ substantially from net sales and other operating results and our net investment for the stores we opened in fiscal 2007.

In any given period, our overall gross margin may be impacted by changes in the margins of the various products we offer as well as changes in the relative mix of revenues from the different categories of apparel and hardgood products that we sell. Over the past five fiscal years, our annual gross margin as a percentage of our net sales has ranged from a low of 30.9% to a high of 36.3%. We achieved these results while continuing to adjust our merchandise mix to respond to changing consumer preferences and market conditions. A number of other factors may also positively or negatively impact our gross margins and results of operations, including, but not limited to:

- the timing of new store openings and the relative proportion of our new stores to mature stores;
- whether we are able to successfully integrate any new stores that we acquire and the presence or absence of any unanticipated liabilities in connection therewith;
- fashion trends and changes in consumer preferences;
- calendar shifts of holiday or seasonal periods;
- timing of promotional events;
- general economic conditions and, in particular, the retail sales environment;
- actions by competitors or mall anchor tenants;
- weather conditions;
- the level of pre-opening expenses associated with our new stores; and
- inventory shrinkage beyond our historical average rates;

One of our ongoing goals is to leverage our expenses, particularly general corporate overhead and fixed costs such as non-variable occupancy costs, through increases in both comparable store sales and total net sales. At the store level, our strategy is to increase comparable store sales in an effort to improve operating results by spreading our store level fixed costs over increased net sales per comparable store. We also seek to increase our total net sales, both through increases in comparable store sales and by opening new stores, in an effort to better leverage our corporate level expenses and decrease our general and administrative expenses as a percentage of our net sales.

General

Net sales constitute gross sales net of returns. Net sales include our in-store sales and our internet sales and, accordingly, information herein with respect to comparable store sales, net sales per store and net sales per square foot includes our internet sales. For fiscal 2002 through fiscal 2007, internet sales represented approximately 1% of our annual net sales. We record the sale of gift cards as a current liability and recognize a sale when a customer redeems a gift card. The amount of the gift card liability is determined taking into account our estimate of the portion of gift cards that will not be redeemed or recovered ("gift card breakage"). Gift Card Breakage is recognized as revenue after 24 months, at which time the likelihood of redemption is considered remote based on our historical redemption data.

We report "comparable store sales" based on net sales, and stores are included in our comparable store sales beginning on the first anniversary of their first day of operation. Changes in our comparable store sales between two periods are based on net sales of stores which were in operation during both of the two periods being compared and, if a store is included in the calculation of comparable store sales for only a portion of one of the two periods being compared, then that store is included in the calculation for only the comparable portion of the other period. When additional square footage is added to a store that is included in comparable store sales, that store remains in comparable store sales. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable or same store sales. As a result, data herein regarding our comparable store sales may not be comparable to similar data made available by our competitors or other retailers.

Cost of goods sold consists of the cost of merchandise sold to customers, inbound shipping costs, distribution costs, depreciation on leasehold improvements at our distribution center, buying and merchandising costs and store occupancy costs. This may not be comparable to the way in which our competitors or other retailers compute their cost of goods sold.

In early February 2005 we completed our move from the 49,000 square foot combined home office and distribution center we had leased since 1994 to a newly leased 87,350 square foot combined home office and distribution center. In October, 2006 we entered into a new lease agreement whereby we agreed to expand our existing lease of 87,350 square feet of home office and distribution center space by 37,350 square feet, bringing the aggregate square footage leased to 124,700 square feet. The effective date of the new lease was January 1, 2007. The new Lease Agreement terminated and replaced the original February 2005 lease with the Landlord. The new Lease Agreement provides for an initial lease term of 126 months within which we have an option to extend the lease term for an additional period of five years. As a result, we experienced a slight increase in our distribution and warehousing costs, which are included as a component of our costs of goods sold, in fiscal 2006.

Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, store supplies, depreciation on leasehold improvements at our home office and stores, facility expenses, and training, advertising and marketing costs. Credit card fees, insurance, public company expenses, Sarbanes Oxley compliance expenses, stock based compensation and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which our competitors or other retailers compute their selling, general and administrative expenses. We expect that our selling, general and administrative expenses will, as described below, increase in future periods due in part to increased expenses associated with opening new stores.

We recognized stock-based compensation expense of approximately $4.6 million in fiscal 2007 and $2.1 million in fiscal 2006. As a result of Financial Accounting Standards Board (FASB) Statement No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), which became effective for us beginning with the first quarter of fiscal 2006, share-based payments granted in future periods will increase compensation expense that would otherwise have been recognized in accordance with Accounting Principles Board Opinion No. 25, *Accounting For Stock Issued To Employees*, and outstanding unvested options will result in additional compensation expense that otherwise would only have been recognized on a pro-forma basis. For more information regarding the implementation of SFAS 123(R), see "Critical Accounting Policies and Estimates" below.

Our success is largely dependent upon our ability to anticipate, identify and respond to the fashion tastes of our customers and to provide merchandise that satisfies customer demands. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on our business, operating results and financial condition.

We have and will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company, which will adversely affect our results of operations, perhaps materially. Among other things, we expect that continued compliance with the Sarbanes-Oxley Act of 2002 and related rules and regulations will result in significant legal and accounting costs in the future. See Item 1A "Risk Factors".

We may take steps, such as increased promotional activities, to increase the percentage of net sales of private label merchandise in the future, although there can be no assurance that we will be able to achieve increases in private label merchandise sales as a percentage of net sales. Because our private label merchandise generally carries higher gross margins than other merchandise, our failure to anticipate, identify and react in a timely manner to fashion trends with our private label merchandise, particularly if the percentage of net sales derived from private label merchandise increases, may have a material adverse effect on our comparable store sales, financial condition and results of operations. See Item 1A "Risk Factors".

Results of Operations

The following table presents, for the periods indicated, selected items in the consolidated statements of operations as a percent of net sales:

	Fical Year Ended		
	January 28, 2006	February 3, 2007	February 2, 2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	64.7%	63.7%	64.1%
Gross margin	35.3%	36.3%	35.9%
Selling, general and administrative expenses	25.5%	25.4%	25.7%
Operating profit	9.8%	10.9%	10.2%
Interest income (expense)	0.3%	0.4%	0.4%
Earnings before income taxes	10.1%	11.3%	10.6%
Provision for income taxes	3.8%	4.3%	4.0%
Net income	6.3%	7.0%	6.6%

Fiscal (2007) Year Ended February 2, 2008 Compared with Fiscal (2006) Year Ended February 3, 2007

Net Sales

Net sales increased to $381.4 million for fiscal 2007 from $298.2 million for fiscal 2006, an increase of $83.2 million, or 27.9%.

Comparable store net sales increased by 9.2% in the 52 week period ended February 2, 2008 compared to the 52 week period ended February 3, 2007. This increase in comparable store sales was primarily due to higher net sales of men's and women's apparel, and skate hardgoods. For information as to how we define comparable stores, see "General" above.

The increase in total net sales was due to an increase in comparable store net sales of approximately $23.6 million and an increase in net sales from non-comparable stores of approximately $59.6 million. The increase in non-comparable store net sales was primarily due to the opening of 50 new stores in fiscal 2007.

Gross Profit

Gross profit for fiscal 2007 was $137.0 million compared with $108.2 million for fiscal 2006, an increase of $28.8 million, or 26.6%. As a percentage of net sales, gross profit decreased to 35.9% in fiscal 2007 from 36.3% in fiscal 2006. The decrease in gross profit as a percentage of net sales was due primarily to higher shrinkage, store occupancy costs, and distribution costs partially offset by higher product margins due to improved product management.

Selling, General and Administrative Expenses

Selling, general and administrative, or "SG&A," expenses in fiscal 2007 were $98.0 million compared with $75.8 million in fiscal 2006, an increase of $22.2 million, or 29.4%. This increase was primarily the result of costs associated with operating new stores as well as increases in infrastructure and administrative staff to support our growth. As a percentage of net sales, SG&A expenses increased to 25.7% in fiscal 2007 from 25.4% in fiscal 2006. The increase in SG&A expenses as a percentage of net sales was primarily attributable to the increased stock based compensation of $2.5 million and increased depreciation expense of $3.9 million, partially offset by lower growth in store wages and benefits relative to the growth in net sales and lower incentive compensation expense.

Operating Profit

As a result of the above factors, operating profit increased to $38.9 million for fiscal 2007, compared with $32.4 million in fiscal 2006 an increase of $6.5 million or 20.0%. As a percentage of net sales, operating profit was 10.2% in fiscal 2007 compared with 10.9% in fiscal 2006.

Provision for Income Taxes

Provision for income taxes was $15.3 million for fiscal 2007 compared with $12.8 million for fiscal 2006. The effective tax rate was 37.7% for fiscal 2007 and 37.9% for fiscal 2006. The lower effective tax rate was due to higher interest income from tax exempt municipal bonds.

During fiscal 2007 the Company adopted the provisions of FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109."*

Net Income

Net income increased to $25.3 million, in fiscal 2007 from $20.9 million in fiscal 2006 an increase of $4.4 million, or 21.4%. As a percentage of net sales, net income was 6.6% in fiscal 2007 compared with 7.0% in fiscal 2006.

Fiscal (2006) Year Ended February 3, 2007 Compared with Fiscal (2005) Year Ended January 28, 2006

Net Sales

Net sales increased to $298.2 million for fiscal 2006 from $205.6 million for fiscal 2005, an increase of $92.6 million, or 45.0%.

Comparable store net sales increased by 13.0% in the 52 week period ended February 3, 2007 compared to the 52 week period ended January 28, 2006. This increase was primarily due to higher net sales of men's apparel, accessories and footwear. For information as to how we define comparable stores, see "General" above.

The increase in total net sales was due to an increase in comparable store net sales of approximately $27.2 million and an increase in net sales from non-comparable stores of approximately $65.4 million. The increase in non-comparable store net sales was primarily due to the opening of 42 new stores in fiscal 2006 and the acquisition of 20 stores from Fast Forward.

Gross Profit

Gross profit for fiscal 2006 was $108.2 million compared with $72.5 million for fiscal 2005, an increase of $35.7 million, or 49.2%. As a percentage of net sales, gross profit increased to 36.3% in fiscal 2006 from 35.3% in fiscal 2005. The increase in gross profit as a percentage of net sales was due primarily to the increase in net sales for fiscal 2006 compared to fiscal 2005, which allowed us to leverage certain fixed costs, over greater total net sales, improved pricing from some of our vendors due to our larger merchandise purchases and reduced freight costs, distribution costs and buying costs as a percentage of net sales.

Selling, General and Administrative Expenses

Selling, general and administrative, or "SG&A," expenses in fiscal 2006 were $75.8 million compared with $52.5 million in fiscal 2005, an increase of $23.3 million, or 44.4%. This increase was primarily the result of costs associated with operating new stores, increases in infrastructure and administrative staff to support our growth and the costs of being a public company, including Sarbanes-Oxley costs, accounting fees, legal fees, and other related expenses. As a percentage of net sales, SG&A expenses decreased to 25.4% in fiscal 2006 from 25.5% in fiscal 2005. The decrease in SG&A expenses as a percentage of net sales was primarily a result of leveraging fixed operating costs offset by an increase in store payroll for new stores of $9.5 million, additional depreciation of $3.0 million, Sarbanes-Oxley costs of $1.0 million, increased stock based compensation expense of $1.7 million and to a lesser extent, additional infrastructure and administrative staff costs to support our growth.

Operating Profit

As a result of the above factors, operating profit increased to $32.4 million for fiscal 2006, compared with $20.0 million in fiscal 2005 an increase of $12.4 million or 62.0%. As a percentage of net sales, operating profit was 10.9% in fiscal 2006 compared with 9.8% in fiscal 2005.

Provision for Income Taxes

Provision for income taxes was $12.8 million for fiscal 2006 compared with $7.8 million for fiscal 2005. The effective tax rate was 37.9% for fiscal 2006 and 2005.

Net Income

Net income increased to $20.9 million in fiscal 2006 compared to $12.9 million in fiscal 2005, an increase of $8.0 million or 62.3%. As a percentage of net sales, net income was 7.0% in fiscal 2006 compared with 6.3% in fiscal 2005.

Seasonality and Quarterly Results

As is the case with many retailers of apparel and related merchandise, our business is subject to seasonal influences. As a result, we have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in our net sales and operating results. Our net sales and operating results are typically lower in the first and second quarters of our fiscal year, while the winter holiday and back-to-school periods historically have accounted for the largest percentage of our annual net sales. Quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of store openings and the relative proportion of our new stores to mature stores, fashion trends and changes in consumer preferences, calendar shifts of holiday or seasonal periods, changes in merchandise mix, timing of promotional events, general economic conditions, competition and weather conditions.

The following table sets forth selected unaudited quarterly consolidated statements of operations data for the periods indicated. The unaudited quarterly information has been prepared on a basis consistent with the audited consolidated financial statements included elsewhere herein and includes all adjustments, that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere herein. The operating results for any fiscal quarter are not indicative of the operating results for a full fiscal year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future.

	Fiscal Year Ended February 3, 2007				Fiscal Year Ended February 2, 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)							
Net sales	$47,785	$55,756	$82,258	$112,378	$68,791	$81,974	$104,045	$126,606
Gross profit (1)	$15,204	$18,710	$30,191	$ 44,113	$21,721	$28,191	$ 38,508	$ 48,567
Operating profit	$ 1,470	$ 1,995	$10,921	$ 18,058	$ 2,183	$ 4,702	$ 12,722	$ 19,338
Net income	$ 1,109	$ 1,642	$ 6,827	$ 11,278	$ 1,617	$ 3,118	$ 8,149	$ 12,442
Basic net income per share	$ 0.04	$ 0.06	$ 0.25	$ 0.41	$ 0.06	$ 0.11	$ 0.28	$ 0.43
Dilute net income per share	$ 0.04	$ 0.06	$ 0.24	$ 0.39	$ 0.06	$ 0.11	$ 0.28	$ 0.42
Number of stores open end of period	179	221	233	235	254	266	283	285
Comparable store sales increase (2)	19.7%	12.6%	10.7%	12.0%	11.3%	11.6%	13.2%	4.0%

(1) Note 2—Significant Accounting Policies for "Cost of Goods Sold" reclassification of shipping costs.

(2) Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal quarter to comparable store sales for the same fiscal quarter in the prior fiscal year. Comparable store sales are based on net sales and stores are considered comparable beginning on the first anniversary of the first day of operations. See "General" above for more information about how we compute comparable store sales.

Liquidity and Capital Resources

Our primary capital requirements are for capital investments, inventory, store remodeling, store fixtures and ongoing infrastructure improvements such as technology enhancements and distribution capabilities. Historically, our main sources of liquidity have been cash flows from operations and borrowings under our revolving credit facility.

In May 2005, we completed an initial public offering of our common stock in which we sold 3,750,000 shares and certain selling shareholders sold 3,437,500 shares. We received net proceeds from the offering of approximately $29.2 million, after payment of underwriting discounts and commissions and offering expenses. Since the completion of the offering, we have used all of the net proceeds of the offering to pay down balances on our line of credit, to fund capital expenditures associated with opening new stores, and to fund the "Fast Forward" acquisition. We did not receive any of the proceeds from the sale of shares of common stock by the selling shareholders.

The significant components of our working capital are inventory and liquid assets such as cash, marketable securities and receivables, specifically credit card receivables, reduced by short-term debt, accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have payment terms with our vendors.

At the end of fiscal 2007 we held two Auction Rate Securities totaling $2.0 million or 3.1% of our investment portfolio. We currently do not intend to hold these securities beyond their auction date and will try to sell these securities when their auction dates come up in March and May, respectively. However, the recent uncertainties in the credit markets have prevented us and other investors from liquidating holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. If the auctions fail, we plan to hold these securities until the next auction date and the securities coupon rate will reset to a prescribed "failure" rate. Unsuccessful auctions could result in our holding securities beyond their next scheduled auction reset dates if a secondary market does not develop; therefore, limiting the short-term liquidity of these investments.

Our capital requirements include construction and fixture costs related to the opening of new stores and for maintenance and remodeling expenditures for existing stores. Future capital requirements will depend on many factors, including the pace of new store openings, the availability of suitable locations for new stores, and the nature of arrangements negotiated with landlords. In that regard, our net investment to open a new store has varied significantly in the past due to a number of factors, including the geographic location and size of the new store, and is likely to vary significantly in the future. During fiscal 2008, we expect to spend approximately $34.0 million to $35.0 million on capital expenditures, a majority of which will relate to leasehold improvements and fixtures for the 57 new stores we plan to open in fiscal 2008, and a smaller amount will relate to equipment, systems and improvements for our distribution center and support infrastructure. However, there can be no assurance that the number of stores that we actually open in fiscal 2008 will not be different from the number of stores we plan to open, or that actual fiscal 2008 capital expenditures will not differ from this expected amount.

We expect cash flows from operations and available borrowings under our revolving credit facility will be sufficient to meet our foreseeable cash requirements for operations and planned capital expenditures for at least the next twelve months. Beyond this time frame, if cash flows from operations, and borrowings under our revolving credit facility are not sufficient to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

Net cash provided by operating activities for fiscal 2007 was $34.3 million compared to $34.2 million for fiscal 2006. The change was primarily due to an increase in net income, offset by an increase in inventory needed to support 50 new stores and a decrease in trade accounts payable due to the timing of inventory receipts and associated payment in the fourth quarter. In addition, fiscal 2006 cash flow provided by operating activities benefited due to parts of Washington being declared a federal disaster area due to severe weather in the fourth quarter of fiscal 2006. In accordance with the Presidential Disaster Area tax relief, we deferred our federal income tax payment of $2.5 million from January 2007 to February 2007. This positively impacted fiscal 2006's cash flow provided by operations and negatively impacted fiscal 2007's cash flow provided by operations.

Net cash used in investing activities was $51.2 million in fiscal 2007 primarily related to capital expenditures for new store openings and existing store renovations and net purchases of marketable securities of $20.5 million. Net cash used in investing activities was $44.4 million in fiscal 2006, primarily related to capital expenditures for new store openings and existing store renovations, the acquisition of the Fast Forward stores for $16.5 million and net purchases of marketable securities of $5.7 million and $54.7 million in fiscal 2005, primarily related to net purchases of marketable securities of $38.3 million and capital expenditures for new store openings and existing store renovations.

Net cash provided by financing activities in the fiscal 2007 was $20.7 million, primarily related to proceeds from stock option exercise and associated tax benefits. Net cash used in financing activities in fiscal 2006 was $13.6 million, primarily related to proceeds from stock option exercise and the associated tax benefit and short term use of bank funds. Net cash used in financing activities in fiscal 2005 was $34.3 million, primarily related to proceeds from our initial public offering on May 5, 2005.

We have a credit agreement with Wells Fargo HSBC Trade Bank, N.A. The credit agreement provides us with a secured revolving credit facility until August 30, 2009 of up to $25.0 million. This facility replaces our $20.0 million secured revolving credit facility with Bank of America, N.A.; which terminated effective August 31, 2006. The secured revolving credit facility provides for the issuance of standby commercial letters of credit in an amount not to exceed $5.0 million outstanding at any time and with a term not to exceed 365 days, although the amount of borrowings available at any time under our secured revolving credit facility is reduced by the amount of standby letters of credit outstanding at that time. There were no outstanding borrowings under the secured revolving credit facility at February 2, 2008 or February 3, 2007. The Company had open letters of credit outstanding under our secured revolving credit facility of $0.5 million at February 2, 2008 and approximately $0.7 million at February 3, 2007. The secured revolving credit facility bears interest at floating rates based on the lower of the prime rate (6.00% at February 2, 2008) minus 0.50% or the LIBOR rate (4.22% at February 2, 2008), plus 1% for advances over $500,000 for a minimum of 30 days and a maximum of 180 days. The credit agreement contains a number of restrictions and covenants that generally limit our ability to, among other things, (1) incur additional debt, (2) undergo a change in ownership and (3) enter into certain transactions. The credit agreement also contains financial covenants that require us to meet certain specified financial tests and ratios, including, minimum net income after taxes, maximum total liabilities divided by tangible net worth and minimum quick asset ratio. All of our personal property, including, among other things, our inventory, equipment and fixtures, has been pledged to secure our obligations under the credit agreement. We must also provide financial information and statements to our lender. We were in compliance with all such covenants at February 2, 2008.

Contractual Obligations and Commercial Commitments

There was no material changes outside the ordinary course of business in our contractual obligations during the fiscal year ended February 2, 2008. Our operating lease obligations are not recognized as liabilities in the financial statements. The following table summarizes the total amount of future payments due under certain of our contractual obligations and the amount of those payments due in future periods as of February 3, 2007 (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligations	$221,569	$27,876	$55,381	$50,828	$87,484
Purchase Obligations	59,548	59,548	—	—	—
Letters of Credit	500	500	—	—	—
	$281,617	$87,924	$55,381	$50,828	$87,484

We occupy our retail stores and combined home office and distribution center under operating leases generally with terms of five to ten years. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. In addition to future minimum lease payments, substantially all of our store leases provide for additional rental payments (or "percentage rent") if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges and real estate taxes. Amounts in the above table do not include percentage rent, common area maintenance charges or real estate taxes. Most of our lease agreements have defined escalating rent provisions, which we have straight-lined over the term of the lease, including any lease renewals deemed to be probable. For certain locations, we receive cash tenant allowances and we have reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease, including any lease renewals deemed to be probable. Rent expense, including common area maintenance and other occupancy costs, was $22.2 million, $31.9 million and $43.5 million for fiscal 2005, 2006, and 2007, respectively. At February 2, 2008, we had outstanding purchase orders to acquire merchandise from vendors for approximately $59.5 million. We have an option to cancel these commitments with no notice prior to shipment. At February 2, 2008, we had approximately $0.5 million of letters of credit outstanding.

Off-Balance Sheet Obligations

Our only off-balance sheet contractual obligations and commercial commitments as of February 2, 2008 related to operating lease obligations and letters of credit. We have excluded these items from our balance sheet in accordance with generally accepted accounting principles "GAAP". We presently do not have any non-cancelable purchase commitments. At February 2, 2008 we had outstanding purchase orders to acquire merchandise from vendors for approximately $59.5 million. These purchases are expected to be financed by cash flows from operations and borrowings under our revolving credit facility. We have an option to cancel these commitments with no notice prior to shipment. At February 2, 2008 we had approximately $0.5 million of letters of credit outstanding under our revolving credit facility.

Impact of Inflation

We do not believe that inflation has had a material impact on our net sales or operating results for the past three fiscal years. There can be no assurance that our business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

See discussion in Item 7A—"Quantitative and Qualitative Disclosures About Market Risk."

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with GAAP, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk, and financial condition. We believe, given current facts and circumstances that our estimates and assumptions are reasonable, adhere to GAAP, and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. In preparing the consolidated financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, prepaid assets, goodwill and certain liabilities. We believe our most critical accounting estimates and assumptions are in the following areas:

Revenue recognition and sales returns reserve. We recognize revenue upon purchase by customers at our retail store locations or upon shipment for orders placed through our website as both title and risk of loss have transferred. We offer a return policy of generally 30 days and we accrue for estimated sales returns based on our historical sales returns results. The amounts of these sales returns reserves vary during the year due to the seasonality of our business. Actual sales returns could be higher or lower than our estimated sales returns due to customer buying patterns that could differ from historical trends.

Valuation of merchandise inventories. We carry our merchandise inventories at the lower of cost or market. Merchandise inventories may include items that have been written down to our best estimate of their net realizable value. Our decisions to write-down our merchandise inventories are based on our current rate of sale, the age of the inventory and other factors. Actual final sales prices to our customers may be higher or lower than our estimated sales prices and could result in a fluctuation in gross margin. Historically, any additional write-downs have not been significant and we do not adjust the historical carrying value of merchandise inventories upwards based on actual sales experience.

Leasehold improvements and equipment. We review the carrying value of our leasehold improvements and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset or group of assets. Generally, fair value will be determined using valuation techniques, such as the expected present value of future cash flows. The actual economic lives of these assets may be different than our estimated useful lives, thereby resulting in a different carrying value. These evaluations could result in a change in the depreciable lives of those assets and therefore our depreciation expense in future periods.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by comparing projected individual store discounted cash flow to the asset carrying values. Declines in projected store cash flow could result in the impairment of assets.

Lease Accounting. The Company occupies its retail stores and combined home office and distribution center under operating leases generally with terms of five to ten years. Some of these leases have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the lease agreements have defined escalating rent provisions, which are straight-lined over the term of the related lease, including any lease renewals deemed to be probable. The Company straight-lines and recognizes its rent expense over the term of the lease, plus the construction period prior to occupancy of the retail location, using a mid-month convention. For certain locations, the Company receives cash tenant allowances and has reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease.

Accounting for Income Taxes. As part of the process of preparing the financial statements, income taxes are estimated for each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. The likelihood that deferred tax assets will be recovered from future taxable income is assessed, recognizing that future taxable income may give rise to new deferred tax assets. To the extent that future recovery is not likely, a valuation allowance would be established. To the extent that a valuation allowance is established or increased, an expense will be included within the tax provision in the income statement.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Based on our history of operating earnings, no valuation allowance has been recorded as of February 2, 2008. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, a valuation allowance may need to be established, which could impact our financial position and results of operations. As described in Note 2 to the financial statements, "Recent accounting pronouncements" the Company adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), on February 4, 2007. The Company's policy is to recognize penalties and interest related to unrecognized tax benefits in income tax expense. The adoption of FIN 48 did not have a material effect on the Company's consolidated financial position or results of operations for the year ended February 2, 2008.

Provisions for income taxes are based on numerous factors that are subject to audit by the Internal Revenue Service and the tax authorities in the various jurisdictions in which we do business.

Stock-based compensation. Effective January 29, 2006, we adopted the fair value method of accounting for stock-based compensation arrangements in accordance with FASB Statement No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), under provisions of Staff Accounting Bulletin N0. 107 ("SAB 107") using the modified prospective method of transition. Under the provisions of SFAS No. 123(R), the estimated fair value of share-based awards granted under the 2005 Stock Incentive Plan is recognized as compensation expense over the vesting period. Using the modified prospective method, compensation expense is recognized beginning with the effective date of adoption of SFAS No. 123(R) for all share-based issuances (i) granted after the effective date of adoption and (ii) granted prior to the effective date of adoption and after our initial public offering on May 5, 2005. Prior to January 29, 2006, we accounted for stock-based employee compensation plans using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"), and its related interpretations. Under the provisions of APB 25, no compensation expense was recognized when stock options were granted with exercise prices equal to or greater than market value on the date of grant.

We recorded $4.6 million of total stock-based compensation expense for the year ended February 2, 2008 of which $0.8 million was attributable to the Board of Directors as required by the provisions of SFAS No. 123(R). The stock-based compensation expense is calculated on an accelerated method over the vesting periods of the related options. This charge had no impact on our reported cash flows

At February 2, 2008 there was approximately $9.2 million of total unrecognized compensation cost related to unvested stock options of which approximately $0.5 million was attributable to the Board of Directors. This cost is expected to be recognized on a weighted-average basis over a period of approximately eight years.

We account for unvested stock-based employee compensation arrangements granted prior to our initial public offering on the intrinsic value method as allowed by SFAS 123(R).

Business Acquisition. In June 2006, we completed the acquisition of 100% of the ownership of Action Concepts Fast Forward, Ltd. (a limited partnership) ("Fast Forward"), an apparel and accessory retail sales company which operated 20 stores (17 in Texas, 2 in Oklahoma and 1 in California). The transaction was accounted for under the purchase method of accounting and, accordingly, the purchased assets and assumed liabilities were recorded at their estimated fair values. The Company incurred transaction expenses of approximately $663,000 related to the employee severance and transition expense of the acquisition. As of February 2, 2008, this amount has been paid in full.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48, on February 4, 2007. The adoption of FIN 48 did not have a material effect on the Company's consolidated financial position or results of operations for the year ended February 2, 2008. Interest recognized in accordance with this Interpretation may be classified in the financial statements as either income taxes or interest expense, based on the accounting policy election of the enterprise. The Company has elected to classify any interest expense recognized under this Interpretation as income taxes.

In September 2006 the FASB issued SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 defines fair value, establishes framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however the FASB has delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently occurring basis.

The Company does not expect the adoption of SFAS No. 157 to have a material effect on the Company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" including an amendment of FASB Statement No. 115, which provides entities with an option to report selected financial assets and liabilities at fair value. SFAS No.159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. We are currently evaluating the impact that SFAS No. 159 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" ("SFAS 141(R)"), which replaces SFAS No. 141, "*Business Combinations*" ("SFAS 141"). SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS No. 109, "Accounting for Income Taxes," such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. We are currently evaluating the effects, if any, that SFAS 141(R) may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Non-controlling Interests in Consolidated Financial Statements.*" SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and requires (i) classification of non-controlling interests, commonly referred to as minority interests, within stockholders' equity, (ii) net income to include the net income attributable to the non-controlling interest and (iii) enhanced disclosure of activity related to non-controlling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact of SFAS No. 160 on our consolidated financial statements.

In December 2007, the Securities and Exchange Commission issued SAB No. 110, "*Share-Based Payment*" ("SAB 110"). SAB 110 amends SAB 107, and allows for the continued use, under certain circumstances, of the "simplified method" in developing an estimate of the expected term on stock options accounted for under SFAS 123R. SAB 110 is effective for stock options granted after December 31, 2007. We are currently evaluating the impact of the new provisions of SAB 110 for stock option awards granted in the future.

Risk Factors, Issues and Uncertainties

Please refer to the information set forth under Item 1A above for a discussion of risk factors, issues and uncertainties that our business faces.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are susceptible to market value fluctuations with regard to our short-term investments. However, due to the relatively short maturity period of those investments and our intention and ability to hold those investments until maturity, the risk of material market value fluctuations is not expected to be significant.

During different times of the year, due to the seasonality of our business, we have borrowed under our revolving credit facility. To the extent we borrow under our revolving credit facility, which bears interests at floating rates based either on the prime rate or LIBOR, we are exposed to market risk related to changes in interest rates. At February 2, 2008 we had no borrowings outstanding under our credit facility. We are not a party to any derivative financial instruments. Fluctuations in interest rates did not have a material effect on the results of operations in 2007. We do not believe that potential interest rate fluctuations will materially effect the fiscal 2008 results of operations.

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information with respect to this item is set forth in "Index to the Consolidated Financial Statements", under "Part IV Item 15" of this report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)). Based on this evaluation, our CEO and CFO concluded that, as of February 2, 2008 our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)) during the quarter ended February 2, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The effectiveness of Zumiez Inc. internal control over financial reporting as of February 2, 2008 has been audited by Moss Adams LLP, the Company's independent registered public accounting firm, as stated in their report which appears herein.

Management's Report on Internal Control Over Financial Reporting is included in this Form 10-K under Part III, Item 15, "Exhibits and Consolidated Financial Statements."

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors and nominees for directorship is presented under the headings "Election of Directors," in our definitive proxy statement for use in connection with our 2008 Annual Meeting of Shareholders (the "Proxy Statement") that will be filed within 120 days after our fiscal year ended February 2, 2008 and is incorporated herein by this reference thereto. Information concerning our executive officers is set forth under the heading "Executive Officers" in our Proxy Statement, and is incorporated herein by reference thereto. Information regarding compliance with Section 16(a) of the Exchange Act, our code of conduct and ethics and certain information related to the Company's Audit Committee and Governance Committee is set forth under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by reference thereto.

Item 11. EXECUTIVE COMPENSATION

Information regarding the compensation of our directors and executive officers and certain information related to the Company's Compensation Committee is set forth under the headings "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is presented under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accounting fees and services is presented under the heading "Fees Paid to Independent Registered Public Accounting Firm for Fiscal Year 2007 and 2006" in our Proxy Statement, and is incorporated herein by this reference thereto.

PART IV

Item 15. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENTS.

a) Exhibits and Consolidated Financial Statements

1. Management's Annual Report on Internal Control Over Financial Reporting.
2. Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.
3. Consolidated Financial Statements can be found under Item 8 of Part II of this Form 10-K.
4. Index to Consolidated Financial Statements.
5. Exhibits Index.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Zumiez Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This process includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, because of changes in conditions, the effectiveness of internal control may vary over time.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2008. Management's assessment was based on criteria described in the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that assessment, the Company's management concluded that the Company's internal control over financial reporting was effective as of February 2, 2008.

The effectiveness of Zumiez Inc. internal control over financial reporting as of February 2, 2008 has been audited by Moss Adams LLP, the Company's independent registered public accounting firm, as stated in their report which appears herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZUMIEZ INC.

/s/ RICHARD M. BROOKS	3/25/08
Signature By: Richard M. Brooks, Jr., President and Chief Executive Officer, Director	Date
/s/ TREVOR S. LANG	3/25/08
Signature By: Trevor S. Lang, Chief Financial Officer and Secretary	Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ THOMAS D. CAMPION	3/25/08
Signature Thomas D. Campion, Chairman	Date
/s/ DAVID DEMATTEI	3/25/08
Signature David DeMattei, Director	Date
/s/ GERALD F. RYLES	3/25/08
Signature Gerald F. Ryles, Director	Date
/s/ WILLIAM M. BARNUM, JR.	3/25/08
Signature William M. Barnum, Jr., Director	Date
/s/ JIM WEBER	3/25/08
Signature Jim Weber, Director	Date
/s/ MATTHEW L. HYDE	3/25/08
Signature Matthew L. Hyde, Director	Date

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Zumiez Inc.

We have audited Zumiez Inc.'s internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control. Our audit also includes performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Zumiez Inc. maintained effective internal control over financial reporting as of February 2, 2008, in all material respects, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Zumiez Inc. as of February 2, 2008 and February 3, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for the period ended February 2, 2008 and February 3, 2007, and our report dated March 24, 2008, expresses an unqualified opinion thereon.

Moss Adams, LLP

Seattle, Washington
March 24, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 28, 2006, February 3, 2007 and February 2, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Zumiez Inc.

We have audited the accompanying consolidated balance sheets of Zumiez Inc. as of February 2, 2008 and February 3, 2007 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the periods ended February 2, 2008 and February 3, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zumiez Inc. as of February 2, 2008 and February 3, 2007 and the results of its operations and its cash flows for the periods ended February 2, 2008 and February 3, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 6 to the consolidated financial statements, effective January 29, 2006, Zumiez Inc. changed its method of accounting for share-based payment arrangements to conform to Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Zumiez Inc.'s internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2008 expressed an unqualified opinion.

/s/ MOSS ADAMS LLP

Seattle, Washington
March 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders of Zumiez Inc.:

In our opinion, the consolidated statements of operations, consolidated statements of changes in shareholders' equity and of cash flows of Zumiez Inc. and its subsidiary for the year ended January 28, 2006, present fairly, in all material respects, the results of operations and cash flows of Zumiez Inc. and its subsidiary for the year ended January 28, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
March 21, 2006, except for the stock split and revision to previously issued statements of cash flow described in Note 1, as which the date is March 25, 2008.

ZUMIEZ INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	February 3, 2007	February 2, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 8,161	$ 11,945
Marketable securities	43,816	64,587
Receivables	5,223	4,775
Inventory	42,157	48,721
Prepaid expenses and other	3,593	4,440
Deferred tax assets	1,551	1,089
Total current assets	104,501	135,557
Leasehold improvements and equipment, net	49,889	65,937
Goodwill	12,904	13,154
Deferred tax assets	—	1,447
Total long-term assets	62,793	80,538
Total assets	$167,294	$216,095
Liabilities and Shareholders' Equity		
Current liabilities		
Trade accounts payable	$ 24,164	$ 19,672
Book overdraft	6,083	7,384
Accrued payroll and payroll taxes	4,784	5,097
Income taxes payable	6,598	47
Current portion of deferred rent and tenant allowances	1,377	2,136
Other accrued liabilities	6,566	9,060
Total current liabilities	49,572	43,396
Long-term deferred rent and tenant allowances, less current portion	12,069	18,097
Deferred tax liabilities	841	—
Total long-term liabilities	12,910	18,097
Total liabilities	62,482	61,493
Commitments and contingencies (Note 8)		
Shareholders' equity		
Preferred stock, no par value, 40,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value, 100,000,000 shares authorized; 27,880,512 shares issued and outstanding at February 3, 2007, 29,002,852 shares issued and outstanding at February 2, 2008	45,311	69,297
Accumulated other comprehensive income (loss)	(14)	464
Retained earnings	59,515	84,841
Total shareholders' equity	104,812	154,602
Total liabilities and shareholders' equity	$167,294	$216,095

See acccompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Fiscal Year Ended		
	January 28, 2006	February 3, 2007	February 2, 2008
Net sales	$ 205,589	$ 298,177	$ 381,416
Cost of goods sold	133,047	189,959	244,429
Gross profit	72,542	108,218	136,987
Selling, general and administrative expenses	52,494	75,774	98,042
Operating profit	20,048	32,444	38,945
Interest income, net	648	1,178	1,722
Other income (expense)	(1)	(16)	3
Earnings before income taxes	20,695	33,606	40,670
Provision for income taxes	7,844	12,750	15,344
Net income	$ 12,851	$ 20,856	$ 25,326
Basic net income per share	$ 0.50	$ 0.76	$ 0.89
Diluted net income per share	$ 0.47	$ 0.73	$ 0.86
Weighted average shares used in computation of earnings per share:			
Basic	25,879,675	27,542,891	28,608,818
Diluted	27,376,684	28,703,037	29,322,337

See accompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Employee Stock Options	Other Comprehensive Income (Loss)	Retained Earnings	Receivable from Parent	Total
	Shares	Amount					
Balance at January 29, 2005	22,610	$ 44	$ 95	—	$25,808	$(148)	$ 25,799
Common shares issued through initial public offering	3,750	29,191	—	—	—	—	29,191
Exercise of common stock options, including tax benefit of $4,457	899	5,535	—	—	—	—	5,535
Stock based compensation	—	—	165	—	—	—	165
Cost incurred on behalf of parent	—	—	—	—	—	(1)	(1)
Parent receivable forgiven	—	—	—	—	—	149	149
Unrealized (losses), net	—	—	—	(5)	—	—	(5)
Net income	—	—	—	—	12,851	—	12,851
Balance at January 28, 2006	27,259	34,770	260	(5)	38,659	—	73,684
Exercise of common stock options, including tax benefit of $6,822	622	8,228	—	—	—	—	8,228
Stock based compensation	—	2,313	(260)	—	—	—	2,053
Unrealized (losses), net	—		—	(9)	—	—	(9)
Net income	—		—	—	20,856	—	20,856
Balance at February 3, 2007	27,881	45,311	—	(14)	59,515	—	104,812
Exercise of common stock options, including tax benefit of $16,527	1,122	19,417	—	—	—	—	19,417
Stock based compensation	—	4,569	—	—	—	—	4,569
Unrealized gains, net	—	—	—	478	—	—	478
Net income	—	—	—	—	25,326	—	25,326
Balance at February 2, 2008	29,003	$69,297	$ —	$464	$84,841	$ —	$154,602

See accompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	January 28, 2006	February 3, 2007	February 2, 2008
Cash flows from operating activities:			
Net income	$ 12,851	$ 20,856	$ 25,326
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,535	10,499	14,762
Deferred tax expense	(56)	(1,306)	(1,826)
Stock-based compensation expense	165	2,053	4,569
Loss on disposal of assets	33	132	119
(Gain) Loss from sales of marketable securities, net	—	17	(2)
Excess tax benefit from stock options	—	(6,822)	(16,527)
Changes in operating assets and liabilities:			
Receivables	(1,835)	(1,309)	448
Inventory	(6,307)	(198)	(6,564)
Prepaid expenses and other	455	(2,713)	(847)
Trade accounts payable	6,361	(3,371)	(4,492)
Accrued payroll and payroll taxes	1,827	330	313
Income taxes payable	698	10,112	9,976
Other accrued liabilities	(1,024)	1,506	2,244
Deferred rent and tenant allowances	3,450	4,409	6,787
Net cash provided by operating activities	24,153	34,195	34,286
Cash flows from investing activities:			
Additions to leasehold improvements and equipment	(16,453)	(22,160)	(30,722)
Acquisitions, net of cash acquired	—	(16,542)	—
Purchases of marketable securities	(72,651)	(157,433)	(143,957)
Sales and maturities of marketable securities	34,365	151,785	123,459
Net cash used in investing activities	(54,739)	(44,350)	(51,220)
Cash flows from financing activities:			
Change in book overdraft	(429)	6,083	1,301
Borrowings on revolving credit facility	19,750	—	—
Payments on revolving credit facility	(19,750)	(732)	—
Proceeds from exercise of stock options	—	1,406	2,890
Proceeds from sale of stock	34,726	—	—
Excess tax benefit from stock options	—	6,822	16,527
Net cash provided by financing activities	34,297	13,579	20,718
Net increase in cash and cash equivalents	3,711	3,424	3,784
Cash and cash equivalents, beginning of period	1,026	4,737	8,161
Cash and cash equivalents, end of period	$ 4,737	$ 8,161	$ 11,945
Supplemental disclosure on cash flow information:			
Cash paid during the period for interest	$ 61	$ —	$ 4
Cash paid during the period for income taxes	2,746	4,027	7,185
Non-cash operating activity—dispositon of gift card breakage liability	—	—	303
Non-cash investing activity—acquisition costs in other accrued liabilities	—	—	250

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature and Ownership of Business and Basis of Presentation

Nature of Business—Zumiez Inc. (the "Company") is a leading specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of February 2, 2008 the Company operated 285 stores primarily located in shopping malls, giving the Company a presence in 27 states. The Company's stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, bicycle motocross (or "BMX") and motocross. The Company supports the action sports lifestyle and promotes its brand through a multi-faceted marketing approach that is designed to integrate its brand image with its customers' activities and interests. In addition, the Company operates a website which sells merchandise online and provides content and a community for its target customers. The Company, based in Everett, WA, was formed in August 1978 and operates within one reportable segment.

Fiscal Year—The Company uses a fiscal calendar widely used by the retail industry that results in a fiscal year consisting of a 52- or 53- week period ending on the Saturday closest to January 31. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Fiscal 2005 and fiscal 2007 were 52-week periods ended January 28, 2006 and February 2, 2008 respectively. Fiscal 2006 was a 53-week period ended February 3, 2007.

Stock Split—On March 15, 2006 the Company's Board of Directors approved a two for one stock split of the Company's common stock that was effected by a share dividend and became effective April 19, 2006. All reference to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the stock split on a retroactive basis. Previously awarded stock options in the Company's common stock have been retroactively adjusted to reflect the stock split.

Reincorporation—On April 29, 2005 the Company reincorporated in the State of Washington from the State of Delaware. In connection with the reincorporation, the Company filed new articles of incorporation and adopted new bylaws. The new articles of incorporation changed the Company's common stock from $0.01 par value per share to no par value per share and increased the Company's authorized capital stock.

Initial Public Offering—In May 2005 the Company completed an initial public offering of its common stock in which the Company sold 3,750,000 shares and the Company's selling shareholders sold 3,437,500 shares. Net proceeds from the offering received by the Company totaled approximately $29.2 million, after payment of underwriters' commissions and offering expenses. The Company did not receive any of the proceeds from the sale of shares of its common stock by the selling shareholders. Prior to this initial public offering, the Company was a majority owned subsidiary of Zumiez Holdings LLC (the "Parent"), a holding company with no operating activities. The financial position and operating results of the Parent are not included in the Company's financial statements included in this annual report. The Parent was dissolved in connection with the Company's initial public offering.

Secondary Offering—In November 2005 a secondary offering of shares of the Company's common stock by certain of its shareholders was completed. The offering consisted of 5,462,500 shares of common stock, including 712,500 shares that were subject to the underwriters' over-allotment option. All of the shares were sold by shareholders of the Company and, as a result, the Company did not receive any of the proceeds from the offering.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

1. Nature and Ownership of Business and Basis of Presentation (Continued)

The consolidated financial statements include the accounts of Zumiez Inc. and its subsidiary, Zumiez Nevada, LLC. All significant intercompany transactions and balances are eliminated in consolidation.

Revision to Previously Issued Statements of Cash Flows—The Company has historically classified tenant allowances received from landlords as a reduction of leasehold improvements and equipment in the cash flows from investing activities section of the consolidated statements of cash flows. The appropriate classification is to include tenant allowances in deferred rent, which is included in net cash provided by operating activities. For the fiscal years ended February 3, 2007 and January 28, 2006, we have corrected the classification of tenant allowances in the consolidated statement of cash flows. The effect of this adjustment is to increase cash used in investing activities and to increase net cash flow provided by operating activities by $4.3 million and $3.1 million for fiscal 2006 and fiscal 2005, respectively. There was no impact on the net increase in cash and cash equivalents on the consolidated statement of cash flows. The Company has determined these adjustments are not material and has corrected the classification of tenant allowances in the statements of cash flows for these fiscal years.

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. These estimates can also affect supplemental information disclosed by the Company, including information about contingencies, risk, and financial condition. In preparing the financial statements, the Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, and accrued liabilities. Some of the more significant estimates include the allowance for sales returns, the reserve for inventory valuation estimates, medical insurance reserve and the expected useful lives of fixed assets. Actual results could differ from those estimates.

Concentration of Risk—The Company maintains its cash and cash equivalents in accounts with two major financial institution in the United States of America, in the form of demand deposits, certificates of deposits and money market accounts. Deposits in this bank may exceed the amounts of federal deposit insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are primarily derived from credit card purchases from customers and are typically settled within one to two days.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash—At February 2, 2008 and at February 3, 2007 the Company had restricted cash of $250,000 held in escrow related to the Fast Forward acquisition.

Marketable Securities—At February 2, 2008 and February 3, 2007, marketable securities, classified as available for sale, were $64.6 million and $43.8 million, respectively, and consisted of municipal and U.S. agency debt instruments with original maturities over 90 days. As of February 2, 2008, we had $2 million invested in auction rate securities, which are classified as current, available-for-sale marketable securities on our consolidated balance sheet. We reduced our holdings of auction rate securities during 2007 through the auction process.

2. Summary of Significant Accounting Policies (Continued)

Auction rate securities are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals. This mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par value. We generally invest in these securities for short periods of time as part of our cash management program. However, the recent uncertainties in the credit markets have prevented us and other investors from liquidating holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. Should the auctions fail, we anticipate we have the ability to hold these securities until the liquidity in the market improves. We believe the interest rate on these investments will increase based on current interest rates. These investments are fully collateralized by the United States government and are insured against loss of principal and interest by a bond insurer whose AAA ratings are under review. If the credit ratings of the issuer, the bond insurers or the collateral deteriorate, we may adjust the carrying value of these investments. Although we are uncertain as to when the liquidity issues relating to these investments will improve, we consider these issues to be only temporary. Any temporary decline, if sustained, would be recognized in other comprehensive income. It is possible that declines in fair value may occur. We continue to monitor the market for auction rate securities and consider its impact (if any) on the fair market value of the investments. If the current market conditions deteriorate further the Company may be required to record unrealized losses in other comprehensive income or impairment charges in 2008.

Receivables—At February 2, 2008 and February 3, 2007, receivables include, tenant allowances receivable credit cards receivable, interest receivable and other. The Company does not extend credit to its customers except through third-party credit cards.

	Fiscal Year Ended	
	February 3, 2007	February 2, 2008
Tenant allowances receivable	$2,531	$1,334
Credit cards receivable	1,551	2,108
Interest receivable	374	557
Employee receivables	110	257
Other receivables	657	519
	$5,223	$4,775

Merchandise Inventories—Merchandise inventories are valued at the lower of cost or market. The cost of merchandise inventories are based upon an average cost methodology. Merchandise inventories may include items that have been written down to the Company's best estimate of their net realizable value. The Company's decisions to write-down its merchandise inventories are based on its current rate of sale, the age of the inventory and other factors. Actual final sales prices to customers may be higher or lower than the Company's estimated sales prices and could result in a fluctuation in gross profit. Historically, any additional write-downs have not been significant to the Company. We have reserved for inventory shrinkage as of February 2, 2008 and February 3, 2007 in the amounts of approximately $2.2 million and $1.9 million, respectively.

Leasehold Improvements and Equipment—Leasehold improvements and equipment are stated at cost less accumulated depreciation. Amortization of leasehold improvements is computed on the straight-line method over the lesser of an asset's estimated useful life or the lease term (generally

2. Summary of Significant Accounting Policies (Continued)

5-10 years), whichever is shorter. Depreciation on furniture, fixtures and equipment is computed on the straight-line method over 5 years. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of is removed from the accounts and the related gain or loss is reported in the consolidated statement of operations.

Valuation of Long-Lived Assets—The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset, or group of assets. The company determined that there was no impairment loss for the year ended February 2, 2008. Generally, fair value will be determined using accepted valuation techniques, such as the present value of expected future cash flows. Asset retirements were not material for fiscal 2007.

Fair Value of Financial Instruments—Statement of Financial Accounting Standards No. 107 *"Disclosures about Fair Value of Financial Instrument"* ("SFAS No. 107"), requires management to disclose the estimated fair value of certain assets and liabilities as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At February 3, 2007 and February 2, 2008 the carrying amounts of cash and cash equivalents, receivables, payables and other accrued liabilities approximated fair value because of the short maturity of these financial instruments. The carrying value of marketable securities, approximate the fair value because these financial instruments have floating interest rates which reflect current market conditions. Contractual maturities of investments underlying our available-for-sale securities at February 2, 2008 included $2.0 million in auction rate securities. Based on current market conditions, it is possible that auctions related to these securities may be unsuccessful in the near term. Unsuccessful auctions could result in our holding securities beyond their next scheduled auction reset dates if a secondary market does not develop; therefore, limiting the short-term liquidity of these investments.

Deferred Rent, Rent Expense and Tenant Allowances—The Company occupies its retail stores and combined home office and distribution center under operating leases generally with terms of five to ten years. Some of these leases have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the lease agreements have defined escalating rent provisions, which are straight-lined over the term of the related lease, including any lease renewals deemed to be probable. The Company straight-lines and recognizes its rent expense over the term of the lease, plus the construction period prior to occupancy of the retail location, using a mid-month convention. For certain locations, the Company receives cash tenant allowances and has reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease. Also included in rent expense are payments of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum operating lease payments. All other pre-opening costs are expensed as incurred.

Goodwill—In accordance with Statement of Financial Accounting Standards No. 142, *"Accounting for Goodwill and Other Intangible Assets"* ("SFAS No. 142"), the Company does not amortize goodwill derived from purchase business combinations. The Company evaluates the recoverability of goodwill

2. Summary of *Significant Accounting Policies* (Continued)

annually based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the book value of goodwill has been impaired. There was no impairment of goodwill in the 2007 and 2006 fiscal years.

Other Liabilities—At February 2, 2008 and February 3, 2007 other liabilities consisted of the following:

	Fiscal Year Ended	
	February 3, 2007	February 2, 2008
Accrued Payables	$1,357	$3,475
Gift cards payable	1,954	3,033
Accrued excise tax	1,400	1,793
Other current liabilities	1,855	759
	$6,566	$9,060

Income Taxes—The provision for income taxes includes both current and deferred tax expenses. Current tax expense is the amount associated with current operating results. The Company follows the liability method of accounting for income taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary difference between the carrying amounts and the tax bases of the assets and liabilities. Valuation allowances may be established when necessary to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income—Comprehensive income represents all changes in equity during a period except those resulting from investments by and distributions to shareholders. Comprehensive income for fiscal 2007, 2006 and 2005 was $25.8 million, $20.8 million and $12.8 million, respectively comprised of net income plus or (minus) net unrealized gains or (losses) on our available-for-sale securities.

Revenue Recognition—Sales are recognized upon purchase at the Company's retail store locations or upon shipment for orders placed through the Company's website as both title and risk of loss have transferred. Taxes collected from the Company's customers are and have been recorded on a net basis. The Company records the sale of gift cards as a current liability and recognizes revenue when a customer redeems a gift card. The amount of the gift card liability is determined taking into account our estimate of the portion of gift cards that will not be redeemed or recovered ("gift card breakage"). Gift card breakage is recognized as revenue after 24 months, at which time the likelihood of redemption is considered remote based on our historical redemption data. The Company reports shipping revenues and costs within sales and cost of goods sold, respectively. The Company accrues for estimated sales returns by customers based on historical sales return results. The allowance for sales returns as of February 2, 2008, February 3, 2007 and January 28, 2006 was approximately $279,000, $275,000 and $185,000, respectively. The Company offers a return policy of generally 30 days. The Company has the right to assess gift card dormancy fees in certain states, but has historically not done so.

2. Summary of Significant Accounting Policies (Continued)

The Company entered into an agreement with an unrelated third party that assumed the unredeemed liability for gift cards that had not yet reached the statutory term for unclaimed property. As a result of the agreement, certain third-party claims on unredeemed gift cards for the State of Delaware have been removed, thus allowing the company to recognize additional revenue of approximately $303,000 in fiscal 2007.

The Company operates exclusively in the retail apparel industry in which the Company distributes, designs and produces clothing, accessories and related products catering to the teenage/young adult demographic through primarily mall-based retail stores. The Company has identified one operating segment as defined by Statement of Financial Accounting Standards No. 131, *"Disclosures about Segments of an Enterprise and Related Information"* ("SFAS No. 131"). The company accounts for its business operation as one reportable segment based on the similar nature of products sold, production, merchandising and distribution processes involved, target customers, and economic characteristics.

The Company presents its merchandise assortment as a percentage of net sales for the following categories: "Men's", which includes men's apparel; "Women's", which includes women's apparel; and "Accessories and Other", which includes all other merchandise (e.g., hardgoods, accessories, footwear, etc.). The percentage of net sales for each of the aforementioned categories for fiscal 2005, fiscal 2006 and fiscal 2007 was as follows:

	Fiscal Year Ended		
	January 28, 2006	February 3, 2007	February 2, 2008
Men's	30.0%	31.9%	32.4%
Women's	17.0%	15.4%	15.4%
Accessories and Other	53.0%	52.7%	52.2%
Total	100.0%	100.0%	100.0%

Cost of Goods Sold—Cost of goods sold consists of the cost of merchandise sold to customers, inbound shipping costs, distribution costs, depreciation on leasehold improvements at the distribution center, buying and merchandising costs and store occupancy costs. This may not be comparable to the way in which the Company's competitors or other retailers compute their cost of goods sold. In fiscal 2005 and 2006 the Company reported shipping costs on internet sales in selling, general and administrative expense. During 2007 the Company reclassified these costs to costs of goods sold. The company reclassified approximately $349,000 and $236,000 for fiscal 2006 and 2005, respectively, from selling, general and administrative expense to cost of goods sold to conform to 2007 presentation. The Company does receive insignificant amounts of cash consideration from vendors which have been reported as a reduction of expenses or inventory on hand as the amounts are reimbursements of specific, incremental and identifiable costs of selling the vendors' products.

With respect to the freight component of our internet sales, we arrange and pay the freight for our customers and bill them for this service. Such amounts billed are included in revenue and the related freight cost is charged to cost of goods sold. For fiscal years 2007, 2006, and 2005, the Company incurred shipping costs related to internet sales for approximately $534,000, $349,000 and $236,000 respectively.

Selling, General and Administrative Expense—Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, store supplies, depreciation on leasehold improvements at the home office and stores, facility expenses, and

2. Summary of Significant Accounting Policies (Continued)

training, advertising and marketing costs. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which the Company's competitors or other retailers compute their selling, general and administrative expenses.

Advertising—The Company expenses advertising costs as incurred. Advertising expenses are net of sponsorships. Advertising expense was approximately $250,000, $651,000 and $748,000 in fiscal 2005, 2006 and 2007, respectively.

Stock-Based Compensation—Effective January 29, 2006, the Company adopted the fair value method of accounting for stock-based compensation arrangements in accordance with Financial Accounting Standards Board ("FASB") Statement No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), using the modified prospective method of transition. Under the provisions of SFAS No. 123(R), the estimated fair value of share-based awards granted under the 2005 Stock Incentive Plan are recognized as compensation expense over the vesting period. Using the modified prospective method, compensation expense is recognized beginning with the effective date of adoption of SFAS No. 123(R) for all share-based payments (i) granted after the effective date of adoption and (ii) granted prior to the effective date of adoption and after the Company's initial public offering on May 5, 2005. Prior to January 29, 2006, the Company accounted for stock-based employee compensation plans using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and its related interpretations. Under the provisions of APB 25, no compensation expense was recognized when stock options were granted with exercise prices equal to or greater than market value on the date of grant. The fair value of stock option grants are estimated on the date of grant using the Black-Scholes option pricing method with the following weighted-average assumptions used for grants issued during the fiscal years ended February 2, 2008 and February 3, 2007.

The fair value of stock option grants are estimated on the date of grant using the Black-Scholes option pricing method. We estimate the expected term consistent with the simplified method identified in SAB 107 for share-based awards granted during fiscal 2007 and 2006. The simplified method calculates the expected term as the average of the vesting and contractual terms of the award with the following weighted-average assumptions used for grants issued during the fiscal years ended February 3, 2007 and February 2, 2008.

	Fiscal Year Ended	
	February 3, 2007	February 2, 2008
Dividend yield	0.0%	0.0%
Volatility rate	35.0%	53.4%
Forfeiture rate	8.0%	10.0%
Average expected life (in years):		
Expected lives—Eight years	6.38	6.38
Expected lives—Five years	6.00	6.00
Average risk-free interest rate	4.77%	4.55%

2. Summary of Significant Accounting Policies (Continued)

The following table summarizes the Company's stock option and restricted stock activity for the year ended February 2, 2008 (in thousands except weighted-average exercise price):

	Stock Options	Restricted Stock	Weighted-Average Exercise Price
Outstanding at February 3, 2007	2,675	—	$ 6.76
Granted	515	16	$ 36.54
Exercised	(1,095)	—	$ (2.05)
Forfeited	(137)	—	$(17.55)
Outstanding at February 2, 2008	1,958	16	$ 16.29
Exercisable at February 2, 2008	561	—	$ 5.50

During the year ended February 2, 2008, the Company granted 515,000 stock options with a Black-Scholes weighted average fair value of $21.02 and a weighted average exercise price of $36.54. Included in the total stock options granted during the year ended February 2, 2008 were 40,000 options granted to the Board of Directors with a Black-Scholes weighted average fair value of $22.36 and an exercise price of $37.95. In connection with these grants of stock options, the Company recognized approximately $3.3 million in stock-based compensation expense during the year ended February 2, 2008 of which approximately $0.5 million was attributable to the Board of Directors.

During the year ended February 2, 2008, the Company granted 16,000 shares of restricted stock to employees with an average fair market value on the date of grant of $37.19 per share. In connection with these grants, the Company recognized approximately $69,000 in stock-based compensation expense during the year ended February 2, 2008.

The Company recorded $4.6 million, $2.1 million and $0.2 million of total stock-based compensation expense for the years ended February 2, 2008, February 3, 2007 and January 28, 2006, of which approximately $0.8 million, $0.3 million and $0, respectively, was attributable to the Board of Directors. The stock-based compensation expense is calculated on an accelerated method over the vesting periods of the related options. This charge had no impact on the Company's reported cash flows. For the years ended February 2, 2008, February 3, 2007 and January 28, 2006, the Company recorded approximately $0.2 million each year, respectively, in stock based compensation expense pursuant to APB 25. Under the modified prospective method of transition of SFAS No. 123(R), the Company is not required to restate its prior period financial statements to reflect expensing of share-based compensation under SFAS No. 123(R). At February 2, 2008 and February 3, 2007, there was approximately $9.2 million and $4.6 million, respectively, of total unrecognized compensation cost related to unvested stock options of which approximately $0.5 million, each year, was attributable to the Board of Directors. This cost is expected to be recognized over a period of approximately three to eight years.

The Company accounts for unvested stock-based employee compensation arrangements granted prior to its initial public offering on the intrinsic value method in accordance with the provisions of APB No. 25; and related amendments and interpretations. For these awards, the Company complies with the disclosure provisions of SFAS 123.

Net Income per Share—Basic net income per share is based on the weighted average number of common shares outstanding during the period. Diluted net income per share is based on the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and non-vested restricted stock. Potentially anti-dilutive securities

2. Summary of Significant Accounting Policies (Continued)

not included in the calculation of diluted earnings per share include options to purchase common stock where the option exercise price is greater than the average market price of the Company's common stock during the period reported. Total anti-dilutive common stock options not included in the calculation of diluted earnings per share were approximately 130,000, 40,000 and 0 for the fiscal years ended February 2, 2008 and February 3, 2007, and January 28, 2006, respectively.

If the computed fair values of the awards had been amortized to expense over the vesting period of the awards, pro forma net income and net income per share would have been reduced to the fiscal 2005 pro forma amounts indicated in the following table (in thousands, except per share data):

	Fiscal Year Ended January 28, 2006
Net income, as reported	$12,851
Add: Stock-based compensation expense, as reported, net of tax	102
Deduct: Stock-based employee compensation expense determined under fair-value-based method, net of tax	(362)
Pro forma net income	$12,591
Net income per share:	
Basic-as reported	$ 0.50
Basic-pro forma	$ 0.49
Diluted-as reported	$ 0.47
Diluted-pro forma	$ 0.46

Merchandise Risk—The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and provide merchandise that satisfies customer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

Recent accounting pronouncements

In June 2006, the FASB issued Interpretation ("FIN") No. 48, "*Accounting for Uncertainty in Income Taxes*"—an Interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 in fiscal 2007. The adoption of FIN No. 48 did not have a material effect on the Company's consolidated financial position or results of operations in fiscal 2007.

In September 2006 the FASB issued SFAS No. 157, *"Fair Value Measurements"*. SFAS No. 157 defines fair value, establishes framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however the FASB has delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently occurring basis.

2. Summary of Significant Accounting Policies (Continued)

The Company does not expect the adoption of SFAS No. 157 to have a material effect on the Company's consolidated financial position or results of operations.

In September 2006 The SEC released Staff Accounting Bulletin ("SAB") No. 108, *"Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements"*. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. The Company adopted the guidance in SAB 108 beginning in the fourth quarter of fiscal year 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position or consolidated results of operations for fiscal 2006.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* including an amendment of FASB Statement No. 115, which provides entities with an option to report selected financial assets and liabilities at fair value. SFAS No.159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material effect on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS No. 109, "Accounting for Income Taxes," such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. We are currently evaluating the effects, if any, that SFAS 141(R) may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements."* SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and requires (i) classification of non-controlling interests, commonly referred to as minority interests, within stockholders' equity, (ii) net income to include the net income attributable to the non-controlling interest and (iii) enhanced disclosure of activity related to non-controlling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact of SFAS No. 160 on our consolidated financial statements.

In December 2007, the Securities and Exchange Commission issued SAB No. 110, *"Share-Based Payment"* ("SAB 110"). SAB 110 amends SAB 107, and allows for the continued use, under certain circumstances, of the "simplified method" in developing an estimate of the expected term on stock

2. Summary of Significant Accounting Policies (Continued)

options accounted for under SFAS 123R. SAB 110 is effective for stock options granted after December 31, 2007. We are currently evaluating the impact of the new provisions of SAB 110 for stock option awards granted in the future.

3. Leasehold Improvements and Equipment

Leasehold improvements and equipment consist of the following:

	Fiscal Year Ended	
	February 3, 2007	February 2, 2008
	(In thousands)	
Leasehold improvements and other equipment	$ 52,773	$ 68,669
Computer equipment	7,347	10,002
Fixtures and other	26,392	35,797
	86,512	114,468
Less accumulated depreciation	(36,623)	(48,531)
	$ 49,889	$ 65,937

Depreciation expense on leasehold improvements and equipment was $14.6 million, $10.4 million, and $7.5 million for fiscal 2007, 2006 and 2005, respectively.

4. Revolving Credit Facility

We have a credit agreement with Wells Fargo HSBC Trade Bank, N.A. The credit agreement provides us with a secured revolving credit facility until August 30, 2009 of up to $25.0 million. This facility replaces our $20.0 million secured revolving credit facility with Bank of America, N.A., which terminated effective August 31, 2006. The secured revolving credit facility provides for the issuance of standby commercial letters of credit in an amount not to exceed $5.0 million outstanding at any time and with a term not to exceed 365 days, although the amount of borrowings available at any time under our secured revolving credit facility is reduced by the amount of standby letters of credit outstanding at that time. There were no outstanding borrowings under the secured revolving credit facility at February 2, 2008 or February 3, 2007. The Company had open letters of credit outstanding under our secured revolving credit facility of approximately $0.5 million at February 2, 2008 and approximately $0.7 million at February 3, 2007. The secured revolving credit facility bears interest at floating rates based on the lower of the prime rate (6.00% at February 2, 2008) minus 0.50% or the LIBOR rate (4.22% at February 2, 2008), plus 1.00% for advances over $500,000 for a minimum of 30 days and a maximum of 180 days. The credit agreement contains a number of restrictions and covenants that generally limit our ability to, among other things, (1) incur additional debt, (2) undergo a change in ownership and (3) enter into certain transactions. The credit agreement also contains financial covenants that require us to meet certain specified financial tests and ratios, including, minimum net income after taxes, maximum total liabilities divided by tangible net worth and minimum quick asset ratio. All of our personal property, including, among other things, our inventory, equipment and fixtures, has been pledged to secure our obligations under the credit agreement. We must also provide financial information and statements to our lender. We were in compliance with all such covenants at February 2, 2008.

5. Income Taxes

During fiscal 2007, we adopted the provisions of FIN 48. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. Interest recognized in accordance with this Interpretation may be classified in the financial statements as either income taxes or interest expense, based on the accounting policy election of the enterprise. The Company has elected to classify any interest expense recognized under this Interpretation as income taxes. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The majority of the Company's returns are no longer subject to U.S. federal and state examinations by tax authorities for years before fiscal 2004.

The components of deferred income taxes are:

	Fiscal Year Ended	
	February 3, 2007	February 2, 2008
	(In thousands)	
Deferred tax assets:		
Charitable contributions	$ —	$ 456
Deferred rent	5,184	7,808
Inventory	1,507	2,131
Employee benefits, including stock based compensation	1,088	2,742
Total deferred tax assets	7,779	13,137
Deferred tax liabilities:		
Property and equipment	(6,422)	(8,016)
Goodwill	(444)	(773)
Prepaid expenses	(203)	(1,812)
Total deferred tax liabilities	(7,069)	(10,601)
Net deferred tax asset	$ 710	$ 2,536

5. Income Taxes (Continued)

The components of the provision (benefit) for income taxes are:

	Fiscal Year Ended		
	January 28, 2006	February 3, 2007	February 2, 2008
	(In thousands)		
Current			
Federal	$7,243	$11,870	$14,554
State	1,334	2,195	2,616
Total current	8,577	14,065	17,170
Deferred			
Federal	(656)	(1,110)	(1,550)
State	(77)	(205)	(276)
Total deferred	(733)	(1,315)	(1,826)
Provision for income taxes	$7,844	$12,750	$15,344

The reconciliation of the income tax provision at the U.S. federal statutory rate to the Company's effective income tax rate is as follows for the fiscal year ended:

	Fiscal Year Ended		
	January 28, 2006	February 3, 2007	February 2, 2008
Expected U.S. federal income taxes at statutory rates	35.0%	35.0%	35.0%
State and local income taxes, net of federal effect	4.0	3.8	3.7
Permanent differences	0.6	(0.7)	(1.1)
Other	(1.7)	(0.2)	0.1
	37.9%	37.9%	37.7%

6. Stock Options

During fiscal 1997 the Company adopted the 1993 Stock Option Plan (the "1993 Plan") to provide for the granting of nonqualified stock options to executive officers and key employees of the Company as determined by a committee of the Company's board of directors, the 1993 Plan Committee (the "Committee").

The date of grant, option price, vesting period and other terms specific to options granted under the 1993 Plan are determined by the Committee. All stock options granted under the 1993 Plan vest over a fixed period and expire no later than ten years from the date of grant. No additional awards may be granted under the 1993 Plan. Prior to fiscal 2004, the option price for all options granted was equal to the fair market value of the Company's common stock at the date of grant.

During fiscal 2004 the Company adopted the 2004 Stock Option Plan (the "2004 Plan") to provide for the granting of incentive stock options and nonqualified stock options to executive officers and key employees of the Company as determined by the 2004 Plan Committee of the Company's board of directors. The terms of the 2004 Plan are generally the same as the 1993 Plan. The Company has

6. Stock Options (Continued)

authorized 7,365,586 split adjusted shares of common stock for issuance under the 2004 Plan. The Company does not plan on making any new stock option grants under the 2004 Plan.

The Company adopted the 2005 Equity Incentive Plan (the "2005 Plan") on January 24, 2005 and the Company's shareholders approved it on April 27, 2005. Unless sooner terminated by the Board, the 2005 Plan will terminate on the day before the tenth anniversary of the date that the 2005 Plan was approved by the Company's shareholders. The 2005 Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to the Company's employees (including officers), directors and consultants.

The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2005 Plan will not exceed 5,850,000 plus (1) the number of shares that are subject to awards under the 2005 Plan, the 1993 Plan or the 2004 Plan that have been forfeited or repurchased by us or that have otherwise expired or terminated, (2) at our option, the number of shares that were reserved for issuance under the 2004 Plan but that were not subject to a grant under such plan at the completion of the Company's initial public offering in May 2005, and (3) an annual increase on the first business day of each fiscal year such that the total number of shares available for issuance under the 2005 Plan shall equal 15% of the total number of shares of common stock outstanding on such business day; provided, that with respect to such annual increase, the Board may designate a lesser number of additional shares or no additional shares during such fiscal year. In no event, however, will the aggregate number of shares available for award under the 2005 Plan exceed 8,775,000 split adjusted shares. As a result of this limitation on the aggregate number of shares available for award under the 2005 Plan, and the 6,614,594 split adjusted shares of the Company's common stock that were reserved for issuance under our 2004 Plan but that were not subject to grants under that plan at the completion of the initial public offering, up to 2,925,000 split adjusted shares, may currently be added to the shares of common stock that may be issued pursuant to awards granted under the 2005 Plan pursuant to clause (2) of the first sentence of this paragraph; however, the Company does not currently intend to add any of those shares to the 2005 Plan.

During fiscal 2004 the Company issued stock options to certain employees with exercise prices below the fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded stock-based compensation for the difference between the exercise price of the stock options and the fair market value of the Company's stock at the grant date. During fiscal 2007, 2006 and 2005, the Company recorded stock-based compensation of approximately $0.2 million each year, respectively, related to these options. Stock-based compensation expense is currently recognized over the vesting period of the awards, generally five to eight years. Excluding the impact of the adoption of FAS 123R, future compensation expense to be recognized through fiscal 2013 associated with these grants will be $0.5 million. There were 515,000, 517,600 and 0 stock options granted during fiscal years 2007, 2006 and 2005, respectively. In addition the Company issued 16,000 shares of restricted stock in fiscal 2007.

As of January 28, 2006 no options to purchase shares of common stock were outstanding and no shares had been issued under the 2005 Plan. As of February 2, 2008 and February 3, 2007 there were, respectively, 898,100 and 484,600 options to purchase shares of common stock issued and outstanding under the 2005 Plan.

6. Stock Options (Continued)

The following table summarizes information concerning outstanding and exercisable options at February 2, 2008:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life	Number of Options
$ 1.09	187,894	1.3	187,894
$ 1.78	405,746	3.6	190,553
$ 3.87	466,150	5.3	112,203
$24.89-27.31	344,800	8.1	43,316
$30.52-33.59	50,000	8.4	16,670
$35.85-39.05	488,300	9.1	10,000
$41.15-41.86	15,000	9.6	—
Total	1,957,890		560,636

7. Related Party Transactions

During fiscal 2005, the Company paid $1,000 in fees on behalf of its Parent, resulting in a balance of $149,000, which was forgiven and the Parent was subsequently dissolved in connection with the Company's initial public offering. This amount was reported in shareholders' equity and expensed to selling, general and administrative expense.

In fiscal 2005 the Company paid Brentwood Private Equity III, LLC a consulting fee of $53,000 under a Corporate Development and Administrative Services Agreement. This agreement was subsequently terminated in connection with the initial public offering.

The Company committed charitable contributions to Zumiez Foundation in fiscal 2007 and fiscal 2006 of approximately $581,000 and $537,000, respectively. The Company has accrued charitable contributions payable to Zumiez Foundation for the fiscal years ended February 2, 2008 and February 3, 2007 of approximately $738,000 and $485,000. Zumiez Foundation is a charitable based non profit organization focused on meeting the various needs of the under-privileged in communities where the Company has retail stores. The Company's Chairman of the Board is also the President of Zumiez Foundation.

8. Commitments and Contingencies

Leases—The Company is committed under operating leases for all of its retail store locations. In addition to minimum future lease payments, substantially all store leases provide for additional rental payments based on sales, as well as common area maintenance charges. During fiscal 2004 the Company entered into a lease for a new combined home office and distribution center under a non-cancelable operating lease agreement that expires in July 2012 with two renewal options. For leases that have fixed escalation clauses, minimum rents are recognized on a straight-line basis over the term of the lease. The Company expenses escalated percentage rent payments in the period they become known. In September 2006 the Company entered into a new lease agreement for an additional 37,000 square feet of warehouse space. The new lease agreement terminated and replaced the original fiscal 2004 lease with the Landlord. The new lease agreement provides for an initial lease term of 126 months within which we have an option to extend the lease term for an additional period of five years.

8. Commitments and Contingencies (Continued)

Total rent expense, base rent and contingent rent for the three years ended February 2, 2008, February 3, 2007 and January 28, 2006 (in thousands) are as follows:

	Fiscal Year Ended		
	January 28, 2006	February 3, 2007	February 2, 2008
Base Rent Expense	$12,155	$17,692	$24,931
Contingent and Other Rent Expense	9,996	14,205	18,548
Total Rent Expense	$22,151	$31,897	$43,479

Future minimum commitments (in thousands) on all leases at February 2, 2008 are as follows:

	Retail Stores	Home Office	Total
Fiscal 2008	$ 27,121	$ 755	$ 27,876
Fiscal 2009	27,126	775	27,901
Fiscal 2010	26,685	795	27,480
Fiscal 2011	25,489	816	26,305
Fiscal 2012	23,676	847	24,523
Thereafter	83,470	4,014	87,484
	$213,567	$8,002	$221,569

Purchase Commitments—The Company had outstanding purchase orders to acquire merchandise from vendors for approximately $59.5 million and $70.5 million at February 2, 2008 and February 3, 2007, respectively. These purchases are expected to be financed by cash flows from operations and the Company's revolving credit facility. The Company has an option to cancel such commitments with no notice prior to shipment.

Litigation—On December 10, 2007, a putative class action complaint was filed in the U.S. District Court for the Western District of Washington against the Company and certain of its current and former directors and officers. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. A substantially similar complaint was filed in the same court on December 14, 2007. These cases, which were subsequently consolidated, purport to be brought on behalf of a class of purchasers of the Company's stock during the period March 14, 2007 to November 7, 2007. Plaintiffs allege that the defendants violated the federal securities laws during this period of time by, among other things, making misrepresentations about the Company's projected financial results in order to artificially inflate the Company's stock price. Plaintiffs are seeking compensatory damages in an unspecified amount, interest, and an award of attorneys' fees and costs. Plaintiffs have until May 5, 2008 to file a consolidated amended complaint.

8. Commitments and Contingencies (Continued)

In addition, on December 20, 2007, a shareholder derivative action was filed in the Superior Court of the State of Washington (Snohomish County), allegedly on behalf of and for the benefit of the Company, against certain of the Company's current and former directors and officers. The Company was named as a nominal defendant. The derivative complaint is based on the same allegations of fact as in the securities class action, and claims that the defendant directors and officers breached fiduciary duties, abused their control, engaged in gross mismanagement, wasted corporate assets, unjustly enriched themselves, and engaged in insider trading. The complaint seeks unspecified damages, restitution, disgorgement of profits, equitable and injunctive relief, attorneys' fees, costs, and expenses. Because the complaint is derivative in nature it does not seek monetary damages from the Company. However, the Company may be required throughout the pendency of the action to advance the legal fees and costs incurred by the defendant directors and officers.

The Company is unable to predict the outcome of these cases. A court determination in any of these actions against the Company could result in significant liability and could have a material adverse effect on the Company's business, results of operations or financial condition.

Insurance Reserves—The Company is responsible for medical insurance claims up to a specified aggregate amount. The Company maintains a reserve for estimated medical insurance claims based on historical claims experience and other estimated assumptions.

Employment Agreement—The Company has an employment agreement in place with a key employee. The agreement provides that if the Company terminates the employee's employment without cause or if he terminates his employment for good reason, the employee could be entitled to continue to receive his base salary for a time period not to exceed eighteen months.

9. Goodwill

In connection with the acquisition of Action Concepts Fast Forward, Ltd., on June 24, 2006 the Company recorded goodwill in accordance with SFAS 141 *"Business Combinations."* As of November 3, 2007, the Company had $250,000 of restricted cash held in escrow that was payable to Action Concepts Fast Forward, Ltd. This was accounted for as an addition to goodwill resulting in an increase in the total purchase price of the acquisition. The Company recorded $13.2 million of goodwill as the excess of the purchase price of $15.5 million over the fair value of the net amounts assigned to assets acquired and liabilities assumed. In accordance with SFAS 142, *"Goodwill and Other Intangible Assets,"* the Company will continue to assess, in accordance with our "goodwill" policy as stated in Note 2, whether goodwill is impaired.

10. Business Acquisition

In June, 2006, we completed the acquisition of 100% of the ownership of Action Concepts Fast Forward, Ltd., an apparel and accessory retail sales company which operated 20 stores (17 in Texas, 2 in Oklahoma and 1 in California). The ability to expand operations into Texas with a full complement of stores at one time was the primary reason for the acquisition. Total costs of the acquisition were $15.5 million and were paid in cash plus assumption of liabilities. The Company completed an independent appraisal to determine the final allocation of the purchase price.

10. Business Acquisition (Continued)

The following table summarizes the allocation of fair values of the assets acquired and liabilities assumed (in thousands):

Cash in stores	$ 15
Prepaid expenses	143
Other current assets	168
Merchandise inventory	4,227
Property & equipment	1,819
Goodwill	13,154
Checks drawn in excess of bank balance	(608)
Accounts payable	(1,712)
Short-term debt	(732)
Other current liabilities	(957)
Fair value of net assets acquired, including Goodwill	$15,517

The transaction was accounted for under the purchase method of accounting and, accordingly, the purchased assets and assumed liabilities were recorded at their estimated fair values. The purchase price allocation resulted in an excess of purchase price over net tangible assets acquired of $13.2 million. All of the excess of purchase price over net tangible assets acquired was attributed to goodwill, which is not subject to amortization for book purposes. The Company is amortizing the goodwill for tax purposes utilizing the 338(h)(10) Federal tax code election. At February 2, 2008, $250,000 was held in escrow and due to the ownership of Action Concepts Fast Forward, Ltd. for payment of future claims. Accordingly, this amount is reflected in the purchase price of the related acquisition and allocated to goodwill.

The following summarized unaudited pro forma information (in thousands) assumes the acquisition of Fast Forward had occurred at the beginning of the period presented. The pro forma information does not purport to indicate what would have occurred had the acquisition been made at the beginning of the period presented, nor of the results which may occur in the future.

	Fiscal Year Ended	
	January 28, 2006	February 3, 2007
Pro Forma Information (Unaudited)		
Net Sales	$229,517	$306,761
Net Income	$ 13,242	$ 20,082
Basic Earnings Per Share	$ 0.51	$ 0.73
Diluted Earnings Per Share	$ 0.48	$ 0.70

The Company incurred transaction expenses of approximately $663,000 related to the employee severance and transition expense of the acquisition. To date, this amount has been paid in full. These costs were accounted for under Emerging Issues Task Force 95-3 *"Recognition of Liabilities in Connection with a Purchase Business Combination."*

11. Employee Benefit Plans

The Zumiez Investment Plan (Z.I.P.) is a qualified plan under Section 401(k) of the Internal Revenue Code. Employees that have been with the Company for a year, work an average of thirty

11. Employee Benefit Plans (Continued)

hours a week and are twenty-one or older are eligible to participate in the Z.I.P. The Company's 401(k) matching and profit-sharing contributions are discretionary and are determined annually by the Company. The Company contributed $250,000, $250,000, and $225,000 to the plan during fiscal 2007, 2006 and 2005, respectively.

The Company offers an Employee Stock Purchase Plan (the "ESPP") for eligible employees to purchase the Company's common stock at a 15% discount of the lesser of fair market value of the stock on the first business day or the last business day of the offering period. The ESPP provides for six month offering periods commencing on October 1 and April 1 of each year. Employees can contribute up to 15% of their pay but may not exceed $25,000 in a calendar year. The maximum number of shares an employee may purchase during an offering period is 2,000 shares. Employees are eligible to participate in the ESPP if they work at least 20 hours a week and at least five months in a calendar year.

12. Net Income Per Share, Basic and Diluted

Basic net income per share is based on the weighted average number of common shares outstanding during the period. Diluted net income per share is based on the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and non-vested restricted stock. Potentially anti-dilutive securities not included in the calculation of diluted earnings per share include options to purchase common stock where the option exercise price is greater than the average market price of the Company's common stock during the period reported. Total common stock options not included in the calculation of diluted earnings per share were 130,000, 40,000, and 0 for the years ended February 2, 2008, February 3, 2007, and January 26, 2006, respectively.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except share and per share data):

	Fiscal Year ended		
	January 28, 2006	February 3, 2007	February 2, 2008
Net income	$ 12,851	$ 20,856	$ 25,326
Weighted average common shares for basic net income per share	25,879,675	27,542,891	28,608,818
Dilutive effect of stock options and restricted stock	1,497,009	1,160,146	713,519
Weighted average common shares for diluted net income per share	27,376,684	28,703,037	29,322,337
Basic net income per share	$ 0.50	$ 0.76	$ 0.89
Diluted net income per share	$ 0.47	$ 0.73	$ 0.86

Options to purchase 130,000 shares of common stock with a weighted average value of $38.58 per share were outstanding at the end of fiscal 2007 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the $36.62 average market price for the Company's common shares.

13. Subsequent Event—Litigation

On March 05, 2008 a putative class action lawsuit was filed against the Company in the Superior Court of the State of California, County of Alameda, wherein it is alleged that the Company had violated certain California wage and hour laws. The Lawsuit purports to be brought on behalf of a class of all persons who are employed or who have worked as hourly employees for the Company in the State of California from March 5, 2004 through the date of resolution of the Lawsuit. The Complaint alleges that the Company, in violation to Californian law, failed to: (1) pay overtime wages, and (2) provide meal periods, among other claims. The Company is preparing a response to the allegations of the Lawsuit. The outcome of the Lawsuit cannot be ascertained at this time.

EXHIBIT INDEX

3.1	Articles of Incorporation. [Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
3.2	Bylaws. [Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
4.1	Form of Common Stock Certificate of Zumiez Inc. [Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.1	Business Loan Agreement dated May 29, 2003 between Bank of America, N.A. and Zumiez Inc., as modified by Loan Modification Agreement dated September 30, 2004. [Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.2	Lease Agreement between Merrill Creek Holdings, LLC and Zumiez Inc. dated August 2, 2004. [Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.3	Executive Agreement, dated as of November 4, 2002 between Zumiez Inc. and Richard M. Brooks. [Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.4	Carrier Agreement between United Parcel Service Inc. and Zumiez Inc. dated July 4, 2005. [Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2005 as filed on September 13, 2005]
10.5	Zumiez Inc. 1993 Stock Option Plan. [Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.6	Zumiez Inc. 2004 Stock Option Plan. [Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.7	Zumiez Inc. 2005 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.8	Zumiez Inc. 2005 Employee Stock Purchase Plan. [Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.9	Form of Indemnity Agreement between Zumiez Inc. and each of its officers and directors. [Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.10	Limited Liability Company Agreement of Zumiez Holdings LLC. [Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.11	Modification dated May 11, 2005 to Business Loan Agreement dated May 29, 2003 between Bank of America, N.A. and Zumiez Inc., as modified by Loan Modification Agreement dated September 30, 2004. [Incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2005 as filed on September 13, 2005]
10.12	Equity Purchase Agreement with Gerald R. Anderson, Brandon C. Batton, AC Fast Forward LLC and AC Fast Forward Mgt., LLC dated May 16, 2006. [Incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2006 as filed on September 12, 2006].

10.13 Lease Agreement between Merrill Creek Holdings, LLC and Zumiez Inc. dated October 2, 2006. [Incorporated by reference to Exhibit 10.13 to the Company's Form 8-K filed on October 4, 2006]

10.14 Credit Agreement with Wells Fargo HSBC Trade Bank, N.A. dated September 1, 2006.. [Incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2006 as filed on December 8, 2006].

21.1 Subsidiaries of the Company. [Incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 filed on October 18, 2005 (file No. 333-129101)]

23.1 Consent of Moss Adams LLP, Independent Registered Public Accounting Firm.

23.2 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

31.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

Copies of Exhibits may be obtained upon request directed to the attention of our Chief Financial Officer, 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203, and many are available at the SEC's website found at www.sec.gov.